
NETEZZA

Fiscal Year 2010 Annual Report


10012250

"Fiscal year 2010 was a defining moment for Netezza.



Against a challenging economic backdrop, we successfully launched the Netezza® TwinFin™ appliance – our most significant product line introduction to date. We dramatically extended our price/performance and simplicity advantage, reminding the industry of the impact we've had in our brief history. We developed significant new distribution channels, including NEC in the fast-growing Asian markets, and we held our largest user conference ever. Unlike many companies in our space, we continued to invest in our products and our people to strongly position Netezza for the anticipated economic recovery. We ended the fiscal year better positioned than ever and while we remain cautious about the economy, we can't help but be excited by the opportunities that lie ahead.

Our transition away from our proprietary hardware platform to the TwinFin platform – a daunting prospect for any appliance vendor – occurred seamlessly and with no negative disruption to our business. Today, there are many deployments of the TwinFin system being used by our customers for production purposes in each of our vertical and geographic markets, and we are seeing an encouragingly strong demand for this newest version of our data warehouse appliance. Our new platform allows us to quickly come to market with new products that broaden our market reach – a fact proven by the launch of our Skimmer™ platform, hot on the heels of the TwinFin appliance introduction. More recently, we announced the TwinFin i-Class™ appliance – a revolutionary step in data warehousing that supports BI and analytics in a single platform and helps organizations reduce costs, simplify analytics and make better decisions.

Undaunted by the recession, we took our annual user conference (Enzee Universe) on the road. Over 1,500 people – the vast majority of whom are either customers or prospects, and three times the number attending our previous user conference – saw us demonstrate the TwinFin system and outline our new N-Sight vision. N-Sight explains how we will broaden our product portfolio, extend analytics, embrace business applications and do so through a high-performance, cost-effective, easy to manage and unified enterprise-wide platform.

Fiscal year 2010 produced major advancements in our channel operations, which we believe will show results in coming fiscal periods. An agreement with NEC puts Netezza's streaming architecture and analytical database software inside NEC hardware, giving us a dramatic increase in our coverage in North Asia and a significant foothold in the China market. We also delivered a Retail Analytic Appliance™ that combines the TwinFin appliance and a merchandising optimization solution, extending our value proposition beyond IT and into the retail business buyers.

As I look forward to fiscal year 2011, I cannot help but be excited about the opportunity that is unfolding before us. A significant technological transformation is taking place that is enabled by high-performance analytics. Data-driven intelligent enterprises are becoming increasingly interconnected with their customers through local data collection devices, such as smart meters. Consumers are revealing buying intentions in digital conversations on the social web and are in turn interconnected through digital devices. New business models – such as remote patient monitoring – are being built on top of these technology evolutions. A new "intelligent economy" is emerging. The organizations that rise to the top of this new food chain will be those that can farm the wealth of data being generated; can extrapolate profitable actions from this analysis; and can do so in a time frame that leapfrogs their competition. We uniquely provide the underpinnings of technology that will enable this massive shift to create game-changing value for our industry, customers and partners.

Many thanks to our outstanding employees, our customers, partners and to you, our shareholders, for your continued support."

Sincerely,



James Baum
President and Chief Executive Officer


NETEZZA

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-33445

Netezza Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**04-3527320** *(I.R.S. Employer Identification No.)*
26 Forest Street **Marlborough, MA** *(Address of Principal Executive Offices)*	**01752** *(Zip Code)*

Registrant's telephone number, including area code:
(508) 382-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of July 31, 2009 (the last trading date of the registrant's second quarter of fiscal 2010), the aggregate market value of common stock (the only outstanding class of common equity of the registrant) held by nonaffiliates of the registrant was $393.6 million based on a total of 43,538,892 shares of common stock held by nonaffiliates and on a closing price of $9.04 per share on such date for the common stock as reported on NYSE.

As of March 31, 2010, 61,450,303 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended January 31, 2010. Portions of such proxy statement are incorporated by reference in Part III of this Form 10-K.

NETEZZA CORPORATION

ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR 2010

TABLE OF CONTENTS

PART 1

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements are only predictions. We have described in the "Risk Factors" section in this Annual Report on Form 10-K the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or other similar words.

The forward-looking statements in this Annual Report on Form 10-K represent our views as of the date of this Annual Report on Form 10-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report on Form 10-K.

ITEM 1. *BUSINESS*

Company Overview

Netezza Corporation ("we," "us," "Netezza," or the "Company") is a leading provider of data warehouse, analytic and monitoring appliances. Our TwinFin™ and Skimmer™ data warehouse products, which replace our NPS family of data warehouses, integrate database, server and storage platforms in purpose-built units to enable detailed queries and analyses on large volumes of stored data. We also offer our Mantra® database activity-monitoring appliances that provide a solution for the monitoring and auditing of access to this critical stored data. The results of these queries and analyses on this critical data, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. As more information is recorded and communicated electronically, the amount of data generated and the potential utility of the business intelligence that can be extracted from this data are increasing significantly. We designed our data warehouse and analytic appliances specifically for analysis of terabytes to petabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems.

As with our previous generations of appliances, the TwinFin appliance performs faster, deeper and more iterative analyses on larger amounts of detailed data, giving our customers greater insight into trends and anomalies in their businesses, thereby enabling better strategic decision-making. The TwinFin appliance can scale with an enterprise's requirements from moderately sized systems to the largest configurations. The Skimmer appliance is a smaller version of the TwinFin and is typically deployed by our customers as a development system to enable them to design and test new applications and queries prior to deploying them to a TwinFin Series production system. The Skimmer appliance is also sized and priced for adoption by mid-market customers and partners.

Unlike traditional data warehouse systems, which patch together general-purpose database, server and storage platforms that were not originally designed for analytical processing of large amounts of constantly changing data, our TwinFin and Skimmer appliances are purpose-built to deliver:

- Performance and price-performance in terms of data query response times through our proprietary streaming technology.
- Massive scalability through our proprietary Asymmetric Massively Parallel Processing, or AMPP, architecture.
- Simplicity of installation, operation and administration.
- Cost effectiveness through the use of commodity blade-server and storage components packaged in a single unified solution.

Our products integrate easily through open, industry-standard interfaces with leading data access and analytics, data integration and data protection tools to enable quick and accurate business intelligence. Our customers have reported faster query performance, lower costs of ownership, faster return on investment and improved analytic productivity as a result of using our products.

We sell our data warehouse, analytic and monitoring appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct sales force as well as indirectly via distribution partners. As of January 31, 2010, our total installed base of customers was 325. Our customers span multiple vertical industries and include data-intensive companies and government agencies.

We announced the availability of our TwinFin and Skimmer systems in mid-2009. These products represent our fourth generation of data warehouse and analytic appliances. They provide improved performance, price-performance, scalability, and data densities over our previous systems and are based on industry-standard commodity blade-server, storage and networking subsystems.

We also sell the Mantra data auditing (also referred to as database activity-monitoring) appliance that enables enterprises to meet their data compliance and security needs with a comprehensive level of discovery and categorization of sensitive information across their data servers. The Mantra appliance is able to provide continuous monitoring and auditing of access to critical data assets along with analysis, detection and prevention against non-compliant activity. Our customers across our market verticals use the Mantra appliance to provide reporting for a wide range of data compliance regulations, such as internal control requirements under the Sarbanes-Oxley Act of 2002, Payment Card Industry Standard (PCI), and many other regulatory requirements.

We were incorporated in Delaware on August 18, 2000 as Intelligent Data Engines, Inc. and changed our name to Netezza Corporation in November 2000. Our corporate headquarters are located at 26 Forest Street, Marlborough, Massachusetts 01752, and our telephone number is (508) 382-8200. Our website address is *www.netezza.com*. We are not, however, including the information contained on our website, or information that may be accessed through links on our website, as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Financial information regarding our reporting segment is contained in Selected Financial Data in Item 6 of Part II, Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II, and Note 16 to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Our fiscal year ends January 31. When we refer to a particular year, we are referring to the fiscal year ended January 31 of that year. For example, fiscal 2010 refers to the fiscal year ended January 31, 2010.

Industry Background

Proliferation of Data

Data is one of the most valued assets within an organization. The amount of data that is being generated and kept for availability and analysis by organizations is exploding. The timely and comprehensive analysis of this vast amount of data is vital to organizations in a variety of vertical industries, including:

- *Communications.* The communications industry is characterized by intense competition and customer attrition, or "churn." Targeted marketing opportunities and the rapid response to behavior trends are paramount to the success of communications service providers in retaining existing customers and attracting new customers. Customer relationship management, or CRM, analyses need to be constantly and quickly performed to enable service providers to market to at-risk customers before they churn, offer new products and services to those most likely to buy, and identify and manage key customer relationships. Other key analytical needs of communications service providers include call data record analysis for revenue assurance, billing and least-cost routing, fraud detection and network management.

- *Digital Media.* For online businesses, the process of collecting, analyzing and reporting data about page visits, otherwise known as click stream analysis, is required for constant monitoring of website performance and customer pattern changes. In addition to needing to address the operational and customer relationship challenges faced by traditional retailers, digital media businesses must also analyze hundreds of millions or even billions of click stream data records to track and respond to customer behavior patterns in real time. Additionally, with online advertising now a major revenue generator, many digital media businesses and their advertisers need to understand who is looking at the advertisements and their actions as a result of viewing the advertisements. Fast analysis of online activity can enable better cross-selling of products, prevent customers from abandoning shopping carts or leaving the web site, and mitigate click stream fraud.

- *Retail.* With thousands of products and millions of customers, many retailers need sophisticated systems to track, manage and optimize customer and supplier relationships. Targeted marketing programs often require the analysis of millions of customer transactions. To prevent supply shortages large retailers must integrate and analyze customer transaction data, vendor delivery schedules and supply chain data, including the proliferation of RFID data. Other useful analyses for retail companies include "market basket" analysis of the items customers buy in a given shopping session, customer loyalty programs for frequent buyers, overstock/understock and supply chain optimization.

- *Financial Services.* Financial services institutions generate terabytes of data related to millions of client purchases, banking transactions and contacts with marketing, sales and customer service across multiple channels. This data contains crucial business information on client preferences and buying behavior, and can reveal insights that enable stronger customer relationship management and increase the lifetime value of the customer. In addition, risk management and portfolio management applications require analysis of vast amounts of rapidly changing data for fraud prevention and loan analysis. With extensive compliance and regulatory requirements, financial institutions are required to retain an ever-increasing amount of data and need to make this data available for detailed reporting on a periodic basis.

- *Outsourced Analytics.* The primary purpose of these companies is providing business intelligence support to enterprises on an outsourced basis. Outsourced analytic providers serving many industries, including retail, telecommunications, healthcare and others, provide clients with domain expertise in database-driven marketing and customer segmentation. Since their clients are looking for faster turn-arounds for more sophisticated reports on continuously increasing amounts of data, these companies require solutions that will scale better with lower cost of ownership to meet their clients' service-level agreements, while improving their own profitability.
- *Government.* As some of the largest creators and consumers of data, government agencies around the world need to access, analyze and share vast amounts of up-to-date data quickly and efficiently. These agencies face a broad range of challenges, including identifying terrorist threats and reducing fraud, waste and abuse. Iterative analysis on many terabytes of data with high performance is crucial for achieving these missions.
- *Health and Life Sciences.* Healthcare providers seek to analyze terabytes of operational and patient care data to measure drug effectiveness and interactions, improve quality of care and streamline operations through more cost-effective services. Pharmaceutical companies rely on data analysis to speed new drug development and increase marketing effectiveness. In the future, these companies plan to incorporate large amounts of genomic data into their analyses in order to tailor drugs for more personalized medicine.

The significant growth of enterprise data is fueling a need for additional storage and other information technology infrastructure to maintain and manage it. These technology needs are being further driven by a steady decline in data storage prices, which makes storing large data sets more economical.

As the volume of data continues to grow, enterprises have recognized the value in analyzing such data to significantly improve their operations and competitive position. They have also realized that frequent analysis of data at a more detailed level is more meaningful than periodic analysis of sampled data. In addition, companies are making analytic capabilities more widely available to a broad range of users across the enterprise for both strategic and tactical decision-making. These factors have driven the demand for data warehouses that provide the critical framework for data-driven enterprise decision-making by way of business intelligence.

Growing Role of the Data Warehouse

A data warehouse consists of three main elements — database, server, and storage — and interacts with external systems to acquire and retain raw data, receive query instructions and provide analytical results. The data warehouse acts as a data repository for the enterprise integrating information from many departments, and more importantly, enables analytics through the querying of the data to deliver specific information used to monitor, measure and manage business performance and to drive future business decisions. The goal of a data warehouse is to enable a business to better understand its competitive position, internal efficiency and productivity and customers' behavior patterns and it is the primary infrastructure that enables these strategic business processes.

The need for more robust, yet cost-effective, data warehouse solutions across multiple industries is being accelerated by the following:

Growth in Users of Business Intelligence. The need for detailed analytics is becoming more mainstream throughout the enterprise as well as in the "extended enterprise," which includes suppliers, partners and customers. As the number of users accessing the data warehouse increases, and the queries being processed include a broader mix of strategic and tactical analyses, demand for data warehouse solutions multiplies. This is a change from prior years when business intelligence analysis within an organization was primarily performed by a small number of analysts and IT professionals.

Increasing Number and Sophistication of Data Queries. As enterprises continue to recognize the utility of the analyses data warehouses enable, the quantity and sophistication of data queries continue to increase. In addition to traditional reporting and analysis on historical data for past patterns, companies increasingly want to leverage their data to predict future patterns and behavior. Without more powerful data warehouse capabilities to meet this demand, significant data latency problems can ensue. A data warehouse solution can contain several billion rows of data within its resident database causing even one sophisticated data query to take as long as several hours to several days to perform using some traditional data warehouse systems.

Need for Real-time Data Availability. As data continues to proliferate, the increased time required to load this data into the warehouse is continually shrinking the time window for querying warehoused data. As a growing number of users from business units across the enterprise analyze data for tactical, operational decisions, many organizations need to have their data warehouses available for query and analysis at all times even as fresh data is being constantly loaded. This creates increasing requirements for simultaneous data load and query performance.

Advanced Analytical Techniques. As the economic and competitive environments of our customers continue to push them to be able to respond to, and even anticipate, threats and opportunities for their enterprises, more and more of them are looking to employ the use of advanced techniques in the form of predictive analytics and optimization. Whether used for customer relations, social network analysis, detection of fraudulent behavior patterns, or fleet or inventory flow management, these advanced techniques are becoming critical to the success of their enterprises. In order to provide the most accurate, actionable analyses, enterprises need to perform these techniques on the full data set, rather than sampling their data. This leads them to want to perform these advanced analyses inside the data warehouse, where the large data sets are stored, rather than moving extremely large volumes of data to a separate storage and computational platform. As a result, more and more enterprises are looking for the capability to perform "in-database analytics" that go far beyond the standard "query processing" of traditional data warehouse systems.

Limitations of Traditional Data Warehouse Systems

Many traditional data warehouse systems were initially designed to aggregate and analyze smaller quantities of data, using general-purpose database, server and storage platforms patched together as a data warehouse system. Such patchwork architectures are often used by default to store and analyze data, despite the fact that they are not optimized to handle terabytes of constantly growing and changing data and as a result, they are not as effective in handling the in-depth analyses that large businesses are now requiring of their data warehouse systems. The increasing number of users accessing the data warehouse and the sophistication of the queries employed by these users is making the strain of using these legacy systems even more challenging for many organizations.

We believe traditional data warehouse systems do not fully address the key requirements of today's business intelligence environments and the needs of customers for the following reasons:

Inefficient Execution of Complex and Ad Hoc Queries. Most traditional systems read data from storage, bring it across an input/output, or I/O, interface and load it into memory for processing. This approach is extremely inefficient for processing millions or even billions of rows of data in order to execute complex queries or "ad hoc" queries, which are queries created to obtain information as the need arises, often as other queries are reviewed. The result is significant delays in data movement and query processing, which can slow response times to many hours or even days. This delay often eliminates any potential benefit of the query results as conclusions are reached too late to be actionable.

Difficult and Costly Procurement Process. Most traditional data warehouse systems require multiple product and service contracts from several suppliers. The customer must manage the procurement of costly servers, storage, cabling, database and operating systems software licenses, systems management tools, and installation and integration services. This "a la carte" approach results in higher costs and a lack of accountability from suppliers and dramatically increases the complexity of the environment. Additionally, these disparate products are often not easily integrated with other business intelligence applications or other hardware or software products that a customer may incorporate into its data warehouse, resulting in additional hardware, implementation, training, maintenance and support costs.

Complex Infrastructure Installation and Deployment. A traditional data warehouse is a complex environment that must be assembled and configured on site. Installation can take weeks, requiring assembly, testing, debugging and fine-tuning of system parameters. Traditional data warehouse systems depend on elaborate tuning and data manipulation to generate the performance required by the user. Data loads into the system need to be balanced, indexes created, and disk partitions and logical volumes defined. The entire process can take from weeks to several months, typically requiring extensive professional services engagements.

Slow Response to Changing Business Needs. As the data warehouse grows and queries and analyses increase in volume and complexity, the tuning and configuration needs of the data warehouse solution further increase, creating ongoing costs in hardware, software and services for the user. In addition, business requirements are constantly changing and the data warehouse needs to evolve to meet these changing requirements. Most traditional data warehouses have customized data models that define the structure and relationships of the data; therefore, when data formats or query requirements change, these solutions require extensive reconfiguration and tuning, resulting in delays and extra personnel costs.

Costly Ongoing Administration and Maintenance. Managing a traditional data warehouse system is a complex and time-intensive task. Dedicated database administrators are required to monitor and maintain the system. Often, separate administrative teams are dedicated to distinct solution components such as database, server, and storage platforms. Additionally, many traditional systems come with separate management programs for each component, lowering the efficacy of the management of the overall data warehouse.

Inefficient Power, Cooling and Footprint Requirements. As data warehouses grow dramatically with the proliferation of data, the costs of space, power and cooling are becoming serious concerns in data center management. Because traditional systems are often a patchwork of general-purpose components, significant footprint size and energy consumption issues arise, at odds with ongoing efforts of many businesses to centralize and shrink data center square footage and increase energy efficiency.

Limited Scalability. Most traditional systems have a difficult time increasing capacity to meet increased user demand and the growing amounts of stored data due to their architectures and technology. In these instances, the I/O limitations become particularly acute. In addition, there are difficulties associated with procurement, installation and integration of additional capacity with existing infrastructure. As a result, significant time and effort must be dedicated to retune the system to reflect the new parameters. In most cases, it is impossible to achieve linear scalability, which means that performance will not scale at the same rate as data growth or system capacity.

Limited Advanced Analytics Capabilities. Historically, most traditional data warehouse systems have come from a heritage built around the Structured Query Language (SQL) and have limited facilities to accommodate advanced analytical techniques, or at least to do so while providing adequate execution performance for today's enterprise needs. When faced with this problem in traditional systems, customers most often are required to use additional storage and processing for advanced analytical needs and to extract large volumes of data from their data warehouse systems to do so. This creates additional delay or latency in the processing of data, making the analysis less timely than it should be; creates additional cost for the enterprise in the form of additional computing power and storage for the additional processing; adds to the operational and administrative complexity for the enterprise; and could lead to less accurate analysis if, for expediency sake, enterprises choose to use data samples rather than full data sets in their analyses.

Limited Data Auditing Capabilities. Data warehouse systems, like any other databases, often store sensitive data. Particularly since some data warehouse systems centralize large volumes of data, they can face a high level of risk from the disclosure or manipulation of sensitive data. Historically, most traditional data warehouse systems have had limited ability to discover, audit, monitor or protect the data they store from malicious access. With the advent of compliance regulations (like internal control requirements under the Sarbanes Oxley Act, PCI and others), data audit reports have become an imperative in many organizations. Additionally, many enterprises have implemented data governance initiatives to understand, monitor and regulate who has access to specific data. Data auditing capabilities in most data warehouses are limited because they require logging of transactional activity which adversely affects system performance. Additionally, these techniques create high volumes of data that needs to be stored and managed. Finally, such projects require significant manual work in reporting and analysis of logged data. As data warehouse systems become more strategic in terms of the data they collect and analyze, data auditing also needs to become transparent and automated to allow high levels of trust, security, and governance.

As a consequence of these limitations, the rapid growth of enterprise data, and the growing need to utilize this data to address business requirements, we believe there is a significant market opportunity for a purpose-built data warehouse solution that is optimized for efficiently analyzing vast amounts of business-critical data to enable actionable business intelligence. We also believe there is a significant market opportunity for a robust database activity-monitoring solution that enables enterprises to discover, audit, monitor and protect the data they store.

Our Solution

Our TwinFin and Skimmer appliances are designed specifically to enable high-performance business intelligence solutions at a low total cost of ownership. They tightly couple database, server, and storage platforms in compact, efficient units that integrate easily through open, industry-standard interfaces with leading business intelligence, data access and analytics, data integration and data protection tools. As a result, our TwinFin and Skimmer appliances enable our customers to load, access, query and run advanced analytics on their data faster, more easily and cost-effectively than with traditional systems.

This approach, combined with our innovative product architecture, provides the following significant benefits to our customers:

Superior Performance. We believe our systems provide industry-leading performance. With the TwinFin appliance, many complex and ad hoc queries on terabytes of information are reduced from days or hours to minutes or seconds, as disk access speed becomes the primary limiting factor rather than I/O and network constraints. Our customers have reported response times for complex and ad hoc queries from our data warehouse appliances that are often 10 to 100 times faster, and in some instances 500 times faster than those of traditional data warehouse systems. This improved performance enables our customers to analyze their data more comprehensively, more iteratively and in a more timely way, so they can make faster and better decisions.

Easy and Cost-Effective Procurement. Our TwinFin and Skimmer appliances combine database, server, and storage platforms in a single scalable device using open standards and commodity components to deliver a significant cost advantage compared with the products of our competitors. In addition, since our appliances provide these technologies in a single product, customers can purchase their data warehouse appliance from one vendor as opposed to from multiple vendors, streamlining the procurement process.

Quick and Easy Infrastructure Installation and Deployment. Netezza's appliances are factory-configured and tested, enabling our customers to install our systems typically in less than two days. With all processors and storage in the same cabinet and all components integrated, configured and tested as a purpose-built data warehouse appliance, no custom installation and configuration are required, unlike traditional solutions. In addition to faster installation, the TwinFin and Skimmer appliances enable customers to deploy large, multi-terabyte data warehouse environments much more rapidly than with traditional systems. Data is loaded quickly and easily from source systems, and existing tools and software for business intelligence, data access and analytics, data integration and data protection all integrate in a straightforward way through standard interfaces. This enables our customers to deploy and launch their data warehousing initiatives faster than is possible with traditional systems, with minimal need for professional services or customization.

Rapid Adaptation to Changing Business Needs. Our TwinFin and Skimmer appliances do not require the tuning, data indexing or most of the maintenance and configuration tasks required by traditional systems. As a result, the Netezza appliances are flexible with regard to the layout and structure of data models, so as new data is added and models are updated, the appliance can accommodate changes easily without requiring additional administrative effort.

Minimal Ongoing Administration and Maintenance. As a self-regulated and self-monitored data warehouse appliance, our systems typically require less than a single administrator to manage. There are no obscure Netezza-specific commands that need to be learned by administrators, and the appliance integrates a single interface for the management and operation of the entire data warehouse. The management and administration requirements of our systems remain limited even as the data and system capacity grow significantly in size.

Small Footprint, and Low Power and Cooling Requirements. The TwinFin and Skimmer appliances are compact, tightly integrated appliances that requires a significantly smaller data center "footprint" than traditional solutions. Because we build our systems specifically for data warehousing, we are able to more effectively integrate components in a rack-enabled solution consuming significantly less power and generating less heat than the solutions of our competitors.

High Degree of Scalability. Our systems scale effectively with additional users or more sophisticated queries, as the limiting factor becomes disk access speed rather than shared I/O and network constraints. Because storage and processing are tightly coupled into a modular unit, as data scales, so does processing power without diminution of performance. Additionally, with no need for tuning or indexing, more users can be supported and additional capacity added very quickly and easily. Both the TwinFin and Skimmer appliances are priced to provide price-performance and system capacities at a low cost per terabyte. Customers can scale the TwinFin appliance by adding additional storage and processing modules in accordance with their expanding performance or data capacity needs.

Trust with Built-in Data Compliance & Auditing Capabilities. Our Mantra appliance is designed specifically to enable high-performance data auditing of data warehouse appliances at a low total cost of ownership. The appliance offers data auditing reports for compliance regulations without impacting the performance of the warehouse. Additionally, our Mantra appliance offers real-time analytics to detect high-risk activities such as non-compliance events or suspicious activities indicative of data breaches. Our TwinFin appliance is also offered with the Mantra capability enabling a high level of confidence around compliance, security and governance.

Our Products

The Netezza family of data warehouse and analytic appliances currently consists of two primary product lines:

The *TwinFin Series* is our core performance line, with current data capacity ranging from less than one terabyte of data up to 1.2 petabytes. This is the primary product line from which we currently derive the substantial majority of our revenue. The *TwinFin Series* currently consists of eleven product models. The various models have different price points and support varying amounts of data capacity. The prices range from several hundred thousand dollars up to several million dollars.

The *Skimmer Series* currently consists of one product model and has available data capacity of up to ten terabytes. This product is sized and priced for our mid-market and smaller customers. Many of our customers purchase Skimmer as a development system to enable them to design and test new applications and queries prior to deploying them to a TwinFin Series production system.

Netezza Product Performance Scalability

	Smallest Configuration (Skimmer 1)	Entry TwinFin Configuration (TwinFin 3)	Largest Configuration (TwinFin 120)
Snippet Processing Blades (S-Blades)	1	3	120
Parallel Data Processing Streams	8	24	960
User Data Capacity (Terabytes)	10	32	1,280
Data Scan Rate (Terabytes/hour)	12	35	1,400

Our *Mantra* appliance is our enterprise data auditing and protection solution for meeting data compliance and security needs. The *Mantra* appliance also offers built-in data auditing and protection for the TwinFin appliance. The *Mantra Enterprise* appliance provides similar data auditing capabilities across the enterprise datacenter including support for other transactional databases and fileservers. This product line is scalable to any size business and can be managed in either a distributed or central configuration. For large-scale deployments, multiple *Mantra* or *Mantra Enterprise* appliances can be managed with a *Mantra CMC* appliance which provides for centralized reporting and policy management.

Product Partnerships and Alliances. Through a network of partnerships and alliances, we provide our customers with integrated, high-quality solutions to meet their growing business intelligence requirements. Our appliances provide high-performance infrastructure technology as part of a larger "bundle" of software and hardware used by our customers to load and integrate data, perform analyses on their data and protect their data. We have developed partnerships and alliances with major software partners in the areas of business intelligence, data access and analytics, data integration and data protection, which have certified that our appliances integrate easily with their software solutions. We are working to create closer integration of our products with certain of these partners for even simpler customer deployments and administration.

Technology and Architecture

The architecture of the TwinFin and Skimmer appliances is based upon two guiding principles:

- Moving processing intelligence to a record stream adjacent to storage significantly enhances performance and scalability. Our approach allows us to perform database operations in a "streaming" fashion. This patent-pending Netezza innovation is called Intelligent Query Streaming technology. The approach of traditional solutions requires data from storage to be moved through many stages before database operations can be performed.
- Performance and scalability goals can be met using elements of both symmetric multi-processing, or SMP, and massively parallel processing, or MPP, applying each method where it is best suited to meet the specific needs of analytic applications operating on terabytes of data. We believe our architectural approach, AMPP, provides significant improvements in performance and scalability as compared to traditional data warehouse systems. We have several patents pending surrounding our AMPP architecture.

By applying these two principles in an integrated architecture, we believe we have achieved significant improvement in the performance, scalability and manageability of data warehouse systems.

Our AMPP architecture is a two-tiered system designed to quickly handle very large queries from multiple users:

- The first tier is a high-performance Linux SMP host that compiles data query tasks received from business intelligence applications, and generates query execution plans. It then divides a query into a sequence of sub-tasks, or snippets that can be executed in parallel, and distributes the snippets to the second tier for execution.
- The second tier consists of one to hundreds of snippet processing blades, or S-Blades, where all the primary processing work of the appliance is executed. The S-Blades are intelligent processing nodes that make up the MPP engine of the appliance. Each S-Blade is an independent server that contains powerful multi-core Intel-based CPUs, Netezza's proprietary multi-engine Field Programmable Gate Array, or FPGA, which have been programmed by us to accelerate streaming analytic performance and multiple gigabytes of RAM. The S-Blade is composed of a standard blade-server combined with a special Netezza Database Accelerator card which snaps right alongside the blade. Each S-Blade is, in turn, connected to multiple disk drives processing multiple data streams in a TwinFin or Skimmer in parallel.

With our approach, the pathways used by traditional architectures to deliver data to the host are streamlined and shortened. Because the query is initially screened at the disk drive level in the Netezza appliance, there is far less reliance on CPUs, data modeling, physical data partitioning or bandwidth for performance. This results in a significant competitive advantage over traditional systems, which often require shared connections over which large amounts of data must travel prior to any analysis, and which rely primarily on incremental gains in general-computing processing power that cannot overcome I/O constraints.

Customers

We sell our data warehouse appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct sales force as well as indirectly via distribution partners. As of January 31, 2010, our total installed base of customers was 325. Our customers span multiple vertical industries and include data-intensive companies and government agencies.

Our customers use our data warehouse appliances to analyze terabytes of customer and operational data faster, more comprehensively and affordably than they had been able to do with the traditional systems that we replaced. They report faster query performance, the ability to perform previously impossible queries, lower costs of ownership, and improvements in analytical productivity as a result of using our products.

No customer accounted for greater than 10% of our total revenue in fiscal 2010, the Nielsen Company accounted for 16% of our total revenue in fiscal 2009 and AOL accounted for 10% of our total revenue in fiscal 2008.

Service and Support

We offer our customers service and support for the deployment and ongoing use of our appliances. We focus primarily on maintenance, although we offer training and consulting services on a limited basis as well. We believe the overall simplicity of our appliances limits the need for extensive training, customization and deployment services or ongoing consulting. Unlike vendors offering traditional systems, we do not depend on service offerings for revenue growth opportunities and, as a result, our interests in providing easy-to-use products are clearly aligned with those of our customers.

We provide our customers with support priced as a percentage of product sales. Our support strategy includes highly-trained support staff located in our Marlborough, Massachusetts headquarters, and worldwide installation and technical account management teams. We have invested in help desk, FAQ, trouble-ticketing and online forum infrastructure to enable our customers to log product and support issues, and to share best practices with each other. Our on-site hardware service is performed through hardware service relationships that we have with Hewlett-Packard and its affiliates, Unisys and its affiliates and IBM and its affiliates.

We offer training services to our customers in administration and usage of our appliances through three-day sessions as well as shorter sessions on-site and in our Marlborough, Massachusetts headquarters. In addition, we offer limited consulting services, in particular where the customers do not have the on-site staff required for their data warehouse projects and the projects are too small to justify systems integration partner services. These bundled services are provided by our technical account managers assigned to help customers with specific installation, integration and administration projects.

Our customers report high levels of satisfaction with our support and we believe our "high-touch" approach is an important aspect of our growth and success, driving repeat business through further product purchases and upgrades. We plan to continue to invest in the growth and training of our support staff and infrastructure as we continue to grow.

Where additional professional services are requested by the customer for application development and customization, these services are provided through our network of systems integration and consulting partners worldwide. Our partners provide expertise in business intelligence, data warehousing and related areas to our customers. We believe the combined expertise and technology of us and our partners provide significant value to our joint customers, without the channel conflict that is typical of traditional data warehouse vendors and third-party services firms.

Sales and Marketing

We have established a worldwide sales and distribution network to sell data warehouse appliances to large global enterprises, mid-market companies and government agencies, both directly through our sales force and indirectly via distribution partners. Our direct sales force consists of paired teams of account executives and systems engineers who work closely together throughout the sales cycle. These teams are organized vertically and geographically and are focused on strategic account targets.

In addition to our direct selling efforts, we continue to develop reseller partnerships, which we believe will enable us to reach a broader range of customers worldwide. Our reseller partners sell to global enterprises as well as to mid-market customers. We are particularly reliant on these relationships in the Asia-Pacific region. We plan to continue to invest in building and supporting our reseller distribution channel in order to increase overall sales as well as the percentage of our revenues through this channel.

In addition to our traditional reseller partners, many of our systems integrator partners have in certain circumstances acted as distribution partners. We also work closely with a number of analytic service providers who provide hosted analytic and data warehousing services as a bundled solution to their customers. These partners continue to be an important part of our channel selling and we plan to expand our relationships with existing and new partners.

We conduct a broad range of marketing activities to promote market awareness of our products, generate product demand, accelerate sales and demonstrate our thought leadership. These include trade shows, field marketing events, public relations, analyst relations, user conferences, webinars and other activities. In addition, we are actively engaged with existing customers in marketing activities to build a community of users of Netezza appliances worldwide who can promote the benefits of our products from first-hand experience.

We have been recognized by industry analysts for our development of data warehouse appliances, and our company, technology and management team have garnered numerous industry awards and recognition for our innovation and vision.

Research and Development

Our research and development organization is responsible for designing, developing and testing our products and for integrating our appliances with partner solutions. Our product development approach utilizes a multi-disciplinary team of professionals with experience in a broad range of areas, including databases, networking, microcode, firmware, performance measurement, application programming interfaces, optimization techniques and user interface design. In addition to our internal research and development staff, we have contracted with Persistent Systems, located in Pune, India, to employ a dedicated team of engineers focused on quality assurance and product integration engineering. Research and development expenses were $41.1 million, $32.6 million and $23.9 million in fiscal 2010, 2009 and 2008, respectively. We plan to continue to invest in all areas of research and development to maintain our price/performance leadership and to continue to innovate in software, hardware and firmware design. We are also investing in an advanced development team that is engaged in prototyping technologies that enable new market applications for our products, leveraging our core product advantages.

Manufacturing

Our appliances integrate several commodity hardware components including blade servers, disk drives, servers, network switches and memory. Working closely with our primary supplier, IBM, and Avnet, one of the world's largest electronic systems distributors, our manufacturing strategy is to manage the supply chain, manufacturing process, test process, finished goods inventory and logistics using third-party expertise and resources and a highly-leveraged outsourced manufacturing model.

We work closely with IBM and several suppliers to select components based on price/performance, reliability, and power and cooling characteristics. Our operations and engineering personnel work directly with these suppliers on technology roadmap and supply chain issues. We update our hardware platform roughly every 18 months, taking advantage of our suppliers' advances and new market offerings. Our advanced manufacturing team, located in our Marlborough, Massachusetts headquarters, works closely with hardware engineering to review the hardware product roadmap and to plan short- and longer-term materials acquisition strategies, in addition to testing new components for manufacturability and reliability. We rely on a limited number of suppliers for several key components utilized in the assembly of our products, including disk drives and microprocessors. Although in many cases we use standard components for our products, some of these components may only be purchased or may only be available from a single supplier. In addition, we maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components and none of our third-party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order.

We partner with Avnet, a global provider of electronics manufacturing and distribution services and a leading distributor of IBM blade-servers, server and storage equipment, for the manufacture and delivery of our systems. Under the terms of our agreement with Avnet, we commit to firm purchase orders based on our manufacturing requirements for a certain rolling period. In addition, we submit forecasts to Avnet based on our requirements for an additional rolling future period, for which we are only responsible for the components purchased by Avnet in reliance on our forecast. Our forecasts are rolled into our firm purchase orders as the manufacturing date approaches. Avnet may accept or reject any purchase order we submit.

We have implemented a formal product development life cycle process that is based on Software Engineering Institute, or SEI, and ISO guidelines and principles. We plan to continue to improve our manufacturing and quality processes, and to drive down the manufacturing costs of our appliances through scaling and improvements in overall design, including the ongoing evaluation of component costs.

Competition

The data warehouse industry has traditionally been dominated by a small number of major providers. EMC, Hewlett-Packard, IBM, Oracle, Sun Microsystems (which was acquired by Oracle in January 2010), Sybase and Teradata are our principal competitors in the data warehouse marketplace. Each of these companies provides several if not all elements of a data warehouse environment as individual products, including database software, servers, storage and professional services; however, they do not provide an integrated solution similar to ours. Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than we have. Moreover, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands.

In addition to traditional data warehouse offerings, several new offerings and vendors have entered the market over the past few years. As the benefits of an appliance solution become evident in the marketplace, most of our competitors have introduced "appliance-like" offerings that combine traditional database software integrated with lower-cost, commodity hardware including servers and storage. In addition, several smaller vendors have entered the market, offering open source or proprietary database software with commodity hardware. Furthermore, we expect additional competition in the future from new and existing companies with whom we do not currently compete directly. As our industry evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies with whom we have partnerships and whose products interoperate with our own, that could acquire significant market share, which could adversely affect our business. We also face competition from internally developed systems. The success of any of these sources of competition, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Competition in the data warehouse industry is based primarily on return on investment; performance; ease of deployment and administration; acquisition and operating costs; scalability; and power, cooling and footprint requirements. We believe we compete effectively based on all of these factors. Our TwinFin and Skimmer data warehouse appliances have demonstrated a performance advantage of 10 to 100 times greater query speed, a reduction of overall operations oversight and linear scalability in users and system capacity, while typically requiring less floor space, electric power and cooling capacity than the products provided by our major competitors. However, there can be no assurance that our products will continue to outperform those of our competitors or that our product advantages will always lead to customers choosing our products over those of our competitors.

Intellectual Property

Our success depends in part upon our ability to develop and protect our core technology and intellectual property. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our products are provided to customers pursuant to agreements that impose restrictions on use and disclosure. Our agreements with employees and contractors who participate in the development of our core technology and intellectual property include provisions that assign any intellectual property rights to us. In addition to the foregoing protections, we generally control access to our proprietary and confidential information through the use of internal and external controls.

As of January 31, 2010, we had 23 issued patents and 19 pending patent applications in the United States. These patents will expire on dates ranging from 2018 to 2026. We also had 3 granted patents in various European countries and 11 other European patent applications pending with the European Patent Office. These applications, if allowed, may be converted into issued patents in various European countries. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. To the extent that a patent is issued, any such future patent may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing this patent. We may elect to abandon or otherwise not pursue prosecution of certain pending patent applications due to patent examination results, strategic concerns, economic considerations or other factors. We will continue to assess appropriate occasions to seek patent protection for aspects of our technology that we believe provide us a significant competitive advantage in the market. However, we believe that effective and timely product innovation is more important to the success of our business than the protection of our existing technology.

We have registered the following trademarks in the United States: Netezza, the Netezza logo and design, Netezza Performance Server, NPS and Mantra. We have also filed for trademark registration in the United States for the following trademarks: TwinFin, Skimmer and the Netezza "N" logo. We also have numerous trademarks registered and trademark applications pending in foreign jurisdictions including: the European Union, India, Australia, China, Japan, Canada, Argentina, Hong Kong, Korea, Norway, Poland, Singapore, Switzerland, Taiwan, Thailand, Turkey, Mexico and Brazil. We believe that our products are identified by our trademarks and, thus, our trademarks are of significant value. Each registered trademark has a duration of ten to 20 years, depending on the date it was registered and the country in which it is registered, and is subject to an infinite number of renewals for a like period upon continued use and appropriate application. We intend to continue the use of our trademarks and to renew our registered trademarks based upon each trademark's continued value to us.

Despite our efforts to protect the intellectual property rights associated with our technology, unauthorized parties may still attempt to copy or otherwise obtain and use our technology. Moreover, it is difficult and expensive to monitor whether other parties are complying with patent and copyright laws and their confidentiality or other agreements with us, and to pursue legal remedies against parties suspected of breaching our intellectual property rights. In addition, we intend to expand our international operations where the laws do not protect our proprietary rights as fully as do the laws of the United States.

Third parties could claim that our products or technologies infringe their proprietary rights. Our industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We are currently involved in litigation related to intellectual property rights of others and we have from time to time received letters from other parties alleging, or inquiring about, breaches of their intellectual property rights. We may in the future be sued for violations of other parties' intellectual property rights, and the risk of such a lawsuit will likely increase as our size and market share expand and as the number of products and competitors in our market increase.

Employees

As of January 31, 2010, we had 425 employees worldwide, including 165 employees in sales and marketing, 165 employees in research and development, 52 employees in service and support, 31 employees in general administration and 12 employees in manufacturing. None of our employees are represented by a labor union, and we consider current employee relations to be good.

INFORMATION

Netezza makes available through its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and all amendments to such reports, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission, which we refer to as the SEC, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. These reports and other information are also available, free of charge, at www.sec.gov. Alternatively, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Netezza will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2010 Annual Meeting of Stockholders, portions of which are incorporated herein by reference. Document requests are available by calling or writing to:

Netezza — Shareholder Relations
26 Forest Street
Marlborough, MA 01752
Phone: 508-382-8200
Website: www.netezza.com

ITEM 1A. *RISK FACTORS*

Risks Related to Our Business and Industry

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information appearing elsewhere in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, before deciding whether to purchase shares of our common stock. Each of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock.

Adverse changes in economic conditions and reduced information technology spending may continue to negatively impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers and the geographic regions in which we operate. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Over the past two fiscal years, there was a significant deterioration in economic conditions in many of the countries and regions in which we do business. Although there has recently been improvement in these economic conditions, they have caused some of our current or prospective customers to reduce their information technology spending, causing them to modify, delay or cancel plans to purchase our products. If our customers continue to reduce their information technology spending, or otherwise modify, delay or cancel plans to purchase our products, our operating results will be adversely affected.

Our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular fiscal quarter, which could adversely affect the market price of our common stock.

Our operating results are difficult to predict and may fluctuate from quarter to quarter due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company in any period, the price of our common stock would likely decline.

In addition to other risk factors listed in this "Risk Factors" section, factors that may cause our operating results to fluctuate include:

- the impact of the recent economic downturn on customer purchases;
- the impact of new competitors or new competitive offerings;
- the typical recording of a significant portion of our quarterly sales in the final month of the quarter, whereby small delays in completion of sales transactions could have a significant impact on our operating results for that quarter;
- the relatively high average selling price of our products and our dependence on a limited number of customers for a substantial portion of our revenue in any quarterly period, whereby the loss of or delay in a customer order could significantly reduce our revenue for that quarter;
- the possibility of seasonality in demand for our products;

- the addition of new customers or the loss of existing customers;
- the rates at which customers purchase additional products or additional capacity for existing products from us;
- changes in the mix of products and services sold;
- the rates at which customers renew their maintenance and support contracts with us;
- our ability to develop and introduce new products and to enhance our existing products with new and better functionality that meet customer requirements;
- the timing of recognizing revenue as a result of revenue recognition rules, including due to the timing of delivery and receipt of our products;
- the length of our product sales cycle;
- the productivity and growth of our sales force;
- service interruptions with any of our single source suppliers or manufacturing partners;
- changes in pricing by us or our competitors, or the need to provide discounts to win business;
- the timing of our product releases or upgrades or similar announcements by us or our competitors;
- the timing of investments in research and development related to new product releases or upgrades;
- our ability to control costs, including operating expenses and the costs of the components used in our products;
- volatility in our stock price, which may lead to higher stock compensation expenses;
- future accounting pronouncements and changes in accounting policies;
- costs related to the acquisition and integration of companies, assets or technologies;
- technology and intellectual property issues associated with our products; and
- general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

Most of our operating expenses do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter, and therefore this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

Our limited operating history and the rapid development of the data warehouse market make it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since August 2000. We first began shipping products in February 2003 and much of our growth has occurred in the past several fiscal years. Our limited operating history and the rapid development of the data warehouse market in which we operate makes it difficult to evaluate our current business and our future prospects. As a result, we cannot be certain that we will sustain our growth or maintain profitability. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly-evolving industries. These risks include the need to:

- attract new customers and maintain current customer relationships;
- continue to develop and upgrade our data warehouse solutions;
- respond quickly and effectively to competitive pressures;
- offer competitive pricing or provide discounts to customers in order to win business;
- manage our expanding operations, including internationally;

- maintain adequate control over our expenses;
- maintain adequate internal controls and procedures;
- maintain our reputation, build trust with our customers and further establish our brand; and
- identify, attract, retain and motivate qualified personnel.

If we fail to successfully address these needs, our business, operating results and financial condition may be adversely affected.

We have a history of losses, and we may not maintain profitability in the future.

We have been profitable for the last three fiscal years, generating net income of $4.2 million in fiscal 2010, $31.5 million in fiscal 2009 and $2.0 million in fiscal 2008, but we had not been profitable in any prior fiscal period. As of January 31, 2010, our accumulated deficit was $43.4 million. We expect to make significant additional expenditures to facilitate the expansion of our business, including expenditures in the areas of sales, research and development, and customer service and support. Furthermore, we may encounter unforeseen issues that require us to incur additional costs. As a result of these increased expenditures, we will have to generate and sustain increased revenue to maintain profitability. Accordingly, we may not be able to maintain profitability and we may incur significant losses in the future.

We depend on a single product family, our data warehouse appliance family, for nearly all of our revenue, so we are particularly vulnerable to any factors adversely affecting the sale of that product family.

Nearly all of our revenue is derived from sales and service of our data warehouse appliance product family, and we expect that this product family will account for substantially all of our revenue for the foreseeable future. If the data warehouse market declines or our data warehouse appliance products fail to maintain or achieve greater market acceptance, we will not be able to grow our revenues sufficiently to maintain profitability.

If our new data warehouse appliance, the TwinFin™ appliance, does not achieve widespread market acceptance, our operating results will suffer.

In August 2009, we announced the general availability of our next generation TwinFin appliance, which is the first in a family of new blade server-based appliances. We expect that sales of our new family of blade server-based data warehouse appliances, of which the TwinFin appliance is the first member, will generate the substantial majority of our anticipated product revenues in fiscal 2011. Our future sales and operating results will depend, to a significant extent, on the successful deployment and marketing of the TwinFin appliance. In order to achieve market penetration for the TwinFin appliance, we may be required to incur additional expenses in marketing and sales in advance of the realization of expected sales. There can be no assurance that the TwinFin appliance will achieve widespread acceptance in the market. If we incur delays in the manufacture and shipment of the TwinFin appliance or customer testing and verification takes longer than anticipated, or the TwinFin appliance does not achieve our planned levels of sales or the TwinFin appliance does not achieve performance specifications, our operating results will suffer and our competitive position could be impaired.

If we lose key personnel, or if we are unable to attract and retain highly-qualified personnel on a cost-effective basis, it will be more difficult for us to manage our business and to identify and pursue growth opportunities.

Our success depends substantially on the performance of our key senior management, technical, and sales and marketing personnel. Each of our employees may terminate his or her relationship with us at any time and the loss of the services of such persons could have an adverse effect on our business.

There may be departures of our key management personnel from time to time and our continued success will depend on our ability to attract or develop highly qualified managerial personnel and fully integrate them into our business, which may be time-consuming and may result in additional disruptions to our operations. In addition, our success depends in significant part on our ability to develop and enhance our products, which requires talented hardware and software engineers with specialized skills, and on our ability to maintain and grow an effective sales force. We experience intense competition for highly qualified managerial, technical, and sales and marketing personnel and we cannot ensure that we will be able to successfully attract, assimilate, or retain such personnel in the future.

If we are unable to develop and introduce new products and enhancements to existing products, if our new products and enhancements to existing products do not achieve market acceptance, or if we fail to manage product transitions, we may fail to increase, or may lose, market share.

The market for our products is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Our future growth depends on our successful development and introduction of new products, such as our recently announced TwinFin appliance, and enhancements to existing products that achieve acceptance in the market. Due to the complexity of our products, which include integrated hardware and software components, any new products and product enhancements would be subject to significant technical risks that could impact our ability to introduce those products and enhancements in a timely manner. In addition, such new products or product enhancements may not achieve market acceptance despite our expending significant resources to develop them. If we are unable, for technological or other reasons, to develop, introduce and enhance our products in a timely manner in response to changing market conditions or evolving customer requirements, or if these new products and product enhancements do not achieve market acceptance due to competitive or other factors, our operating results and financial condition could be adversely affected.

Product introductions and certain enhancements of existing products by us in future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered in a timely manner to meet customer demand.

We face intense and growing competition from leading technology companies as well as from emerging companies. Our inability to compete effectively with any or all of these competitors could impact our ability to achieve our anticipated market penetration and achieve or sustain profitability.

The data warehouse market is highly competitive and we expect competition to intensify in the future. This competition may make it more difficult for us to sell our products, and may result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

Currently, our most significant competition includes companies which typically sell several if not all elements of a data warehouse environment as individual products, including database software, servers, storage and professional services. These competitors are often leaders in many of these segments including EMC, Hewlett-Packard, IBM, Oracle, Sun Microsystems (which was acquired by Oracle in January 2010), Sybase and Teradata. In addition, a large number of fast growing companies have recently entered the market, many of them selling integrated appliance offerings similar to our products. Additionally, as the benefits of an appliance solution have become evident in the marketplace, many of our competitors have also begun to bundle their products into appliance-like offerings that more directly compete with our products. We also expect additional competition in the future from new and existing companies with whom we do not currently compete directly. As our industry evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies with whom we have partnerships and whose products interoperate with our own, that could acquire significant market share, which could adversely affect our business. We also face competition from internally developed systems. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than we have. In addition, many of our competitors have broader product and service offerings than we do. These companies may attempt to use their greater resources to better position themselves in the data warehouse market including by pricing their products at a discount or bundling them with other products and services in an attempt to rapidly gain market share. Moreover, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. We cannot assure you that we will be able to compete successfully against existing or new competitors.

In addition, some of our traditional competitors have introduced their own integrated data warehousing solutions which may cause our sales cycles to be delayed and may have an adverse impact on our business, operating results and financial condition.

Our success depends on the continued recognition of the need for business intelligence in the marketplace and on the adoption by our customers of data warehouse appliances, often as replacements for existing systems, to enable business intelligence. If we fail to improve our products to further drive this market migration as well as to successfully compete with alternative approaches and products, our business would suffer.

Due to the innovative nature of our products and the new approaches to business intelligence that our products enable, purchases of our products often involve the adoption of new methods of database access and utilization on the part of our customers. This may entail the acknowledgement of the benefits conferred by business intelligence and the customer-wide adoption of business intelligence analysis that makes the benefits of our system particularly relevant. Business intelligence solutions are still in their early stages of growth and their continued adoption and growth in the marketplace remain uncertain. Additionally, our appliance approach requires our customers to run their data warehouses in new and innovative ways and often requires our customers to replace their existing equipment and supplier relationships, which they may be unwilling to do, especially in light of the often critical nature of the components and systems involved and the significant capital and other resources they may have previously invested. Furthermore, purchases of our products involve material changes to established purchasing patterns and policies. Even if prospective customers recognize the need for our products, they may not select our data warehouse appliance solutions because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our data warehouse appliance solutions. Therefore, our future success also depends on our ability to maintain our leadership position in the data warehouse market and to proactively address the needs of the market and our customers to further drive the adoption of business intelligence and to sustain our competitive advantage versus competing approaches to business intelligence and alternate product offerings.

Claims that we infringe or otherwise misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could have a material adverse effect on our business and operating results.

Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. We have not conducted an independent review of patents issued to third parties. Third parties have asserted, and may assert in the future, claims that our products infringe patents or patent applications to which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties have brought, and could in the future bring, claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product that is the subject of the suit. In addition, we could be forced to redesign the product that uses any allegedly infringing technology.

In November 2009, we filed a lawsuit against Intelligent Integration Systems, Inc., a former solutions provider to Netezza that we refer to as IISi, alleging that IISi breached an agreement with us, as well as breach of implied covenant of good faith and fair dealing, intentional interference with contractual relations and beneficial business relations and violations of the Massachusetts fair business practices act. In January 2010, IISi filed an answer and counterclaim in response to our complaint in which IISi alleges that we breached our contract with IISi, breach of the covenant of good faith and fair dealing, misappropriation of trade secrets, unjust enrichment, business defamation, intentional interference with contractual relations and violations of the Massachusetts fair business practices act. In its counterclaim, IISi seeks unspecified monetary damages, an injunction requiring us to return its trade secrets and proprietary information, costs and attorneys fees. We intend to vigorously defend ourselves against IISi's counterclaims. However, the prosecution of our lawsuit against IISi, and the defense against IISi's counterclaims may require significant investment of time and financial resources.

We may in the future be sued for violations of other parties' intellectual property rights, and the risk of such a lawsuit will likely increase as our size and the number and scope of our products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

- be time-consuming and expensive to defend, whether meritorious or not;
- cause shipment delays;
- divert the attention of our technical and managerial resources;
- require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;
- prevent us from operating all or a portion of our business or force us to redesign our products, which could be difficult and expensive and may degrade the performance of our products;
- subject us to significant liability for damages or result in significant settlement payments; and/or
- require us to indemnify our customers, distribution partners or suppliers.

Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Our products must interoperate with our customers' information technology infrastructure, including customers' software applications, networks, servers and data-access protocols, and if our products do not do so successfully, we may experience a weakening demand for our products.

To be competitive in the market, our products must interoperate with our customers' information technology infrastructure, including software applications, network infrastructure and servers supplied by a variety of other vendors, many of whom are competitors of ours. Our products currently interoperate with a number of business intelligence and data-integration applications provided by vendors including IBM and Oracle, among others. When new or updated versions of these software applications are introduced, we must sometimes develop updated versions of our software that may require assistance from these vendors to ensure that our products effectively interoperate with these applications. If these vendors do not provide us with assistance on a timely basis, or decide not to work with us for competitive or other reasons, including due to consolidation with our competitors, we may be unable to ensure such interoperability. Additionally, our products interoperate with servers, network infrastructure and software applications predominantly through the use of data-access protocols. While many of these protocols are created and maintained by independent standards organizations, some of these protocols that exist today or that may be created in the future are, or could be, proprietary technology and therefore require licensing the proprietary protocol's specifications from a third party or implementing the protocol without specifications. Our development efforts to provide interoperability with our customers' information technology infrastructures require substantial capital investment and the devotion of substantial employee resources. We may not accomplish these development efforts quickly, cost-effectively or at all. If we fail for any reason to maintain interoperability, we may experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the Netezza brand is critical to achieving widespread acceptance of our products and is an important element in attracting new customers and shortening our sales cycle. We expect the importance of brand recognition to increase as competition further develops in our market. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and our ability to provide customers with reliable and technically sophisticated products at competitive prices. If customers do not perceive our products and services to be of high value, our brand and reputation could be harmed, which could adversely impact our financial results. Despite our best efforts, our brand promotion efforts may not yield increased revenue sufficient to offset the additional expenses incurred in our brand-building efforts.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Investment in product development often involves a long payback cycle. We have made and expect to continue making significant investments in research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which contribute to the unpredictability and variability of our financial performance and may adversely affect our profitability.

The timing of our revenue is difficult to predict as we experience extended sales cycles, due in part to our need to educate our customers about our products and participate in extended product evaluations and the high purchase price of our products. In addition, product purchases are often subject to a variety of customer considerations that may extend the length of our sales cycle, including customers' acceptance of our approach to data warehouse management and their willingness to replace their existing solutions and supplier relationships, timing of their budget cycles and approval processes, budget constraints, extended negotiations, and administrative, processing and other delays, including those due to general economic factors. As a result, our sales cycle extends to more than nine months in some cases and it is difficult to predict when or if a sale to a potential customer will occur. Furthermore, the introduction of new products, such as the recent introduction of our TwinFin appliance, may further extend the length of our sales cycle because of additional customer testing, verification and acceptance criteria for the new product. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. In addition, the provision of evaluation units to customers may require significant investment in inventory in advance of sales of these units, which sales may not ultimately transpire. If we are unsuccessful in closing sales after expending significant resources, or if we experience delays for any of the reasons discussed above, our future revenues and operating expenses may be materially adversely affected.

Our company has grown rapidly and we may be unable to manage our growth effectively.

Between January 31, 2005 and January 31, 2010, the number of our employees increased from 140 to 425 and our installed base of customers grew from 15 to 325. In addition, during that time period our number of office locations has increased from 3 to 18. We anticipate that further expansion of our organization and operations will be required to achieve our growth targets. Our rapid growth has placed, and is expected to continue to place, a significant strain on our management and operational infrastructure. Our failure to continue to enhance our management personnel and policies and our operational and financial systems and controls in response to our growth could result in operating inefficiencies that could impair our competitive position and would increase our costs more than we had planned. If we are unable to manage our growth effectively, our business, our reputation and our operating results and financial condition will be adversely affected.

Our ability to sell to U.S. federal government agencies is subject to evolving laws and policies that could have a material adverse effect on our growth prospects and operating results, and our contracts with the U.S. federal government may impose requirements that are unfavorable to us.

In the fiscal years ended January 31, 2010 and 2009, we derived approximately 11% and 3%, respectively, of our revenue from sales made by resellers and various integrators to U.S. federal government agencies, and this amount may increase substantially in future periods. The demand for data warehouse products and services by federal government agencies may be affected by laws and policies that might restrict agencies' collection, processing, and sharing of certain categories of information. Our ability to profitably sell products to government agencies is also subject to changes in agency funding priorities and contracting procedures and our ability to comply with applicable government regulations and other requirements.

The restrictions on federal government data management include, for example, the Privacy Act, which requires agencies to publicize their collection and use of personal data and implement procedures to provide individuals with access to that information; the Federal Information Security Management Act, which requires agencies to develop comprehensive data privacy and security measures that may increase the cost of maintaining certain data; and the E-government Act, which requires agencies to conduct privacy assessments before acquiring certain information technology products or services and before initiating the collection of personal information or the aggregation of existing databases of personal information. These restrictions, any future restrictions, and public or political pressure to constrain the government's collection and processing of personal information may adversely affect the government's demand for our products and services and could have a material adverse effect on our growth prospects and operating results.

Federal agency funding for information technology programs is subject to annual appropriations established by Congress and spending plans adopted by individual agencies. Accordingly, government purchasing commitments normally last no longer than one year. The amounts of available funding in any year may be reduced to reflect budgetary constraints, economic conditions, or competing priorities for federal funding. Constraints on federal funding for information technology could harm our ability to sell products to government agencies, causing fluctuations in our revenues from this segment from period to period and resulting in a weakening of our growth prospects, operating results and financial condition.

Our contracts with government agencies may subject us to certain risks and give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to, for example:

- terminate contracts for convenience at any time without cause;
- obtain detailed cost or pricing information;
- receive "most favored customer" pricing;
- perform routine audits;
- impose equal employment and hiring standards;
- require products to be manufactured in specified countries;
- restrict non-U.S. ownership or investment in our company; and
- pursue administrative, civil or criminal remedies for contractual violations.

Moreover, some of our contracts allow the government to use, or permit others to use, patented inventions that we developed under those contracts, and to place conditions on our right to retain title to such inventions. Likewise, some of our government contracts allow the government to use or disclose software or technical data that we develop or deliver under the contract without constraining subsequent uses of those data. Third parties authorized by the government to use our patents, software and technical data may emerge as alternative sources for the products and services we offer to the government and may enable the government to negotiate lower prices for our products and services. If we fail to assert available protections for our patents, software, and technical data, our ability to control the use of our intellectual property may be compromised, which may benefit our competitors, reduce the prices we can obtain for our products and services, and harm our financial condition.

Our international operations are subject to additional risks that we do not face in the United States, which could have an adverse effect on our operating results.

In the fiscal years ended January 31, 2010 and 2009, we derived approximately 20% and 26%, respectively, of our revenue from customers based outside the United States, and we currently have sales personnel in ten different foreign countries. We expect our revenue and operations outside the United States will expand in the future. Our international operations are subject to a variety of risks that we do not face in the United States, including:

- difficulties in staffing and managing our foreign offices and the increased travel, infrastructure and legal and compliance costs associated with multiple international locations;
- general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months in Europe, during Lunar New Year in parts of Asia and in other periods in various individual countries;
- longer payment cycles for sales in foreign countries and difficulties in enforcing contracts and collecting accounts receivable;
- additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;
- imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;
- increased length of time for shipping and acceptance of our products;
- difficulties in repatriating overseas earnings;
- increased exposure to foreign currency exchange rate risk;
- tariffs and trade barriers, import/export controls, and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
- reduced protection for intellectual property rights in some countries;
- costs and delays associated with developing products in multiple languages; and
- political unrest, war, incidents of terrorism, or responses to such events.

Our overall success in international markets depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, operating results and financial condition.

Our future revenue growth will depend in part on our ability to further develop our indirect sales channel, and our inability to effectively do so will impair our ability to grow our revenues.

Our future revenue growth will depend in part on the continued development of our indirect sales channel to complement our direct sales force. Our indirect sales channel includes resellers, systems integration firms and analytic service providers. In the fiscal years ended January 31, 2010 and 2009, we derived approximately 14% and 21%, respectively, of our revenue from our indirect sales channel. We plan to continue to invest in our indirect sales channel by expanding upon and developing new relationships with resellers, systems integration firms and analytic service providers. While the development of our indirect sales channel is a priority for us, we cannot predict the extent to which we will be able to attract and retain financially stable, motivated indirect channel partners. Additionally, due in part to the complexity and innovative nature of our products, our channel partners may not be successful in marketing and selling our products. Our indirect sales channel may be adversely affected by disruptions in relationships between our channel partners and their customers, as well as by competition between our channel partners or between our channel partners and our direct sales force. In addition our reputation could suffer as a result of the conduct and manner of marketing and sales by our channel partners. Our agreements with our channel partners are generally not exclusive and may be terminated without cause. If we fail to effectively develop and manage our indirect channel for any of these reasons, we may have difficulty attaining our growth targets.

Our ability to sell our products and retain customers is highly dependent on the quality of our maintenance and support services offerings, and our failure to offer high-quality maintenance and support could have a material adverse effect on our operating results.

Most of our customers purchase maintenance and support services from us, which represents a significant portion of our revenue (approximately 30% of our revenue in the fiscal year ended January 31, 2010 and 24% of our revenue in the fiscal year ended January 31, 2009). Customer satisfaction with our maintenance and support services is critical for the successful marketing and sale of our products and the success of our business. In addition to our support staff and installation and technical account management teams, we have developed service relationships with third parties to provide on-site hardware service to our customers. Although we believe these third parties and any other third-party service provider we utilize in the future will offer a high level of service consistent with our internal customer support services, we cannot assure you that they will continue to devote the resources necessary to provide our customers with effective technical support. In addition, if we are unable to renew our service agreements with these third parties we utilize in the future or such agreements are terminated, we may be unable to establish alternative relationships on a timely basis or on terms acceptable to us, if at all. If we or our service partners are unable to provide effective maintenance and support services, it could adversely affect our ability to sell our products and harm our reputation with current and potential customers.

Our products are highly technical and may contain undetected software or hardware defects, which could cause data unavailability, loss or corruption that might result in liability to our customers and harm to our reputation and business.

Our products are highly technical and complex and are often used to store and manage data critical to our customers' business operations. Our products may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after the products have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release or that are caused by another vendor's products with which we interoperate but are nevertheless attributed to us by our customers, as well as any computer virus or human error on the part of our customer support or other personnel, that result in a customer's data being misappropriated, unavailable, lost or corrupted could have significant adverse consequences, including:

- loss of customers;
- negative publicity and damage to our reputation;
- diversion of our engineering, customer service and other resources;
- increased service and warranty costs; and
- loss or delay in revenue or market acceptance of our products.

Any of these events could adversely affect our business, operating results and financial condition. In addition, there is a possibility that we could face claims for product liability, tort or breach of warranty, including claims from both our customers and our distribution partners. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management's attention from ongoing operations of the company. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our operating results and financial condition.

It is difficult to predict our future capital needs and we may be unable to obtain additional financing that we may need, which could have a material adverse effect on our business, operating results and financial condition.

We believe that our current balance of cash, cash equivalents and investments, together with cash expected to be generated from operations, will be sufficient to fund our projected operating requirements, including anticipated capital expenditures, for at least the next twelve months. However, we may need to raise additional funds if we are presented with unforeseen circumstances or opportunities in order to, among other things:

- develop or enhance our products;
- support additional capital expenditures;
- respond to competitive pressures;
- fund operating losses in future periods; or
- take advantage of acquisition or expansion opportunities.

Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense, which would harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of holders of our common stock.

A substantial portion of our marketable securities is invested in highly rated auction rate securities. Failures in these auctions may affect our liquidity.

A substantial percentage of our marketable securities portfolio is invested in highly rated auction rate securities collateralized by student loans with the majority of such collateral being guaranteed by the United States government. Auction rate securities are securities that are structured to allow for short-term interest rate resets but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which typically occurs every 7 to 35 days, investors can sell or continue to hold the securities at par. Beginning in late February 2008, due to market conditions, the auction process for our auction rate securities failed. Such failures resulted in the interest rate on these investments resetting to predetermined rates in accordance with their underlying loan agreements which are, in some instances, lower than the current market rate of interest. In the event we need to liquidate our investments in these types of securities, we will not be able to do so until a future auction on these investments is successful, the issuer redeems the outstanding securities, a buyer is found outside the auction process, the securities mature, or there is a default requiring immediate repayment from the issuer. In the future, should the auction rate securities we hold be subject to additional auction failures and/or we determine that the decline in value of auction rate securities are other than temporary, we would recognize a loss in our consolidated statement of operations, which could be material. In addition, any future failed auctions may adversely impact the liquidity of our investments. Furthermore, if one or more issuers of the auction rate securities held in our portfolio are unable to successfully close future auctions and their credit ratings deteriorate, we may be required to adjust the carrying value of these investments through an impairment charge, which could be material.

Due to our inability to sell these securities at auction since late February 2008, on November 7, 2008, we accepted an offer from UBS AG, an investment broker through which we hold par value $13.3 million of auction rate securities as of January 31, 2010, that grants us the right to sell to UBS $13.3 million of our total $49.7 million auction rate securities position, at par, at any time during a two-year period beginning June 30, 2010, which we refer to as the put right. Nevertheless, the put right only provides us with the opportunity to liquidate a portion of our auction rate securities position and to the extent we are not able to liquidate the remainder of our auction rate securities, our lack of access to the underlying value of such securities could have a material impact on our income and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success is dependent in part on obtaining, maintaining and enforcing our intellectual property and other proprietary rights. We rely on a combination of trade secret, patent, copyright and trademark laws and contractual provisions with employees and third parties, all of which offer only limited protection. Despite our efforts to protect our intellectual property and proprietary information, we may not be successful in doing so, for several reasons. We cannot be certain that our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued to us, they may be contested, or our competitors may be able to develop similar or superior technologies without infringing our patents.

Although we enter into confidentiality, assignments of proprietary rights and license agreements, as appropriate, with our employees and third parties, including our contract engineering firm, and generally control access to and distribution of our technologies, documentation and other proprietary information, we cannot be certain that the steps we take to prevent unauthorized use of our intellectual property rights are sufficient to prevent their misappropriation, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States.

Even in those instances where we have determined that another party is breaching our intellectual property and other proprietary rights, enforcing our legal rights with respect to such breach may be expensive and difficult. We may need to engage in litigation to enforce or defend our intellectual property and other proprietary rights, which could result in substantial costs and diversion of management resources. Further, many of our current and potential competitors are substantially larger than we are and have the ability to dedicate substantially greater resources to defending any claims by us that they have breached our intellectual property rights.

Our products may be subject to open source licenses, which may restrict how we use or distribute our solutions or require that we release the source code of certain technologies subject to those licenses.

Some of our proprietary technologies incorporate open source software. For example, the open source database drivers that we use may be subject to an open source license. The GNU General Public License and other open source licenses typically require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary software is not combined with, or does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. If these licenses were to be interpreted in a manner different than we interpret them, we may find ourselves in violation of such licenses. While our customer contracts prohibit the use of our technology in any way that would cause it to violate an open source license, our customers could, in violation of our agreement, use our technology in a manner prohibited by an open source license.

In addition, we rely on multiple software engineers to design our proprietary products and technologies. Although we take steps to ensure that our engineers do not include open source software in the products and technologies they design, we may not exercise complete control over the development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technology are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products.

As part of our business strategy, we engage in acquisitions, which could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

We acquired NuTech Solutions, Inc. in May 2008 and Tizor Systems, Inc. in February 2009 (see Note 7 to our accompanying financial statements). In the future, we may acquire additional companies, assets or technologies in an effort to complement our existing offerings or enhance our market position. Any acquisitions we make could subject us to a number of risks, including:

- the purchase price we pay could significantly deplete our cash reserves, impair our future operating flexibility or result in dilution to our existing stockholders;
- we may find that the acquired company, assets or technology do not further improve our financial and strategic position as planned;

- we may find that we overpaid for the company, asset or technology, or that the economic conditions underlying our acquisition have changed;
- we may have difficulty integrating the operations and personnel of the acquired company;
- we may have difficulty retaining the employees with the technical skills needed to enhance and provide services with respect to the acquired assets or technologies;
- the acquisition may be viewed negatively by customers, financial markets or investors;
- we may have difficulty incorporating the acquired technologies or products with our existing product lines;
- we may encounter difficulty entering and competing in new product or geographic markets;
- we may encounter a competitive response, including price competition or intellectual property litigation;
- we may have product liability, customer liability or intellectual property liability associated with the sale of the acquired company's products;
- we may be subject to litigation by terminated employees or third parties;
- we may incur debt, one-time write-offs, such as acquired in-process research and development costs, and restructuring charges;
- we may acquire goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and
- our due diligence process may fail to identify significant existing issues with the target company's product quality, product architecture, financial disclosures, accounting practices, internal controls, legal contingencies, intellectual property and other matters.

These factors could have a material adverse effect on our business, operating results and financial condition.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs, any of which could have a material adverse effect on our business, operating results and financial condition.

We are subject to governmental export controls that could impair our ability to compete in international markets.

Our products are subject to U.S. export control laws and regulations and their distribution outside the United States may be subject to export licensing or the conditions of a regulatory exception to an export licensing requirement. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to deploy our products in those countries. The introduction of new products, such as our new TwinFin appliance, changes in our products or changes in export regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to certain countries altogether. Any change in export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. It may be costly to implement systems and procedures to comply with these restrictions, and we may incur penalties, including limits on foreign distribution, for any transactions that we conduct in violation of these regulations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We rely on a single contract manufacturer to assemble our products, and our failure to manage our relationship with our contract manufacturer successfully could negatively impact our ability to sell our products.

We currently rely on a single contract manufacturer to assemble our appliances, manage our appliance supply chain and participate in negotiations regarding appliance costs. While we believe that our use of this contract manufacturer provides benefits to our business, our reliance on it reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. These risks could become more acute if we are successful in our efforts to increase revenue. If we fail to manage our relationships with this contract manufacturer effectively, or if the contract manufacturer experience delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. In addition, we are required to provide forecasts to the contract manufacturer regarding product demand and production levels. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results and financial condition.

Additionally, the contract manufacturer can terminate our agreement for any reason upon 60 days' notice. If we are required to change contract manufacturers or assume internal manufacturing operations due to any termination of the agreements with our contract manufacturer, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise damage our customer relationships. We cannot guarantee that we will be able to establish alternative manufacturing relationships on acceptable terms or at all.

We depend on a continued supply of components for our products from third-party suppliers, and if shortages of these components arise, we may not be able to secure enough components to build new products to meet customer demand or we may be forced to pay higher prices for these components.

We rely on a limited number of suppliers for several key components utilized in the assembly of our products, including disk drives and microprocessors. Although in many cases we use standard components for our products, some of these components may only be purchased or may only be available from a single supplier. In addition, we maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components and none of our third-party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If shortages or delays arise, we may be unable to ship our products to our customers on time, or at all, and increased costs for these components that we could not pass on to our customers would negatively impact our operating margins. For example, new generations of disk drives are often in short supply, which may limit our ability to procure these disk drives. In addition, disk drives represent a significant portion of our cost of revenue, and the price of various kinds of disk drives is subject to substantial volatility in the market. Many of the other components required to build our systems are also occasionally in short supply. Therefore, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new products, resulting in an inability to meet customer demand or our own operating goals, which could adversely affect our customer relationships, business, operating results and financial condition.

We currently rely on a contract engineering firm for quality assurance and product integration engineering.

In addition to our internal research and development staff, we have contracted with Persistent Systems Ltd. located in Pune, India, to employ a dedicated team of engineers focused on certain aspects of our product development. Persistent Systems can terminate our agreement for any reason upon 15 days' notice. If we were required to change our contract engineering firm, including due to a termination of the agreement with Persistent Systems, we may experience delays, incur increased costs or otherwise damage our customer relationships. We cannot assure you that we will be able to establish an alternative contract engineering firm relationship on acceptable terms or at all.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally Accepted Accounting Principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported operating results, and they could affect the reporting of transactions completed before the announcement of a change. For example, the AICPA and the Emerging Issues Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements and arrangements for the sale of hardware products that contain more than an insignificant amount of software. Future interpretations of existing accounting standards or changes in our business practices could result in delays in our recognition of revenue that may have a material adverse effect on our operating results. For example, we may in the future have to defer recognition of revenue for a transaction that involves:

- undelivered elements for which we do not have vendor-specific objective evidence of fair value;
- requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer; or
- material acceptance criteria.

Because of these factors and other specific requirements under GAAP for recognition of software revenue, we must include specific terms in customer contracts in order to recognize revenue when we initially deliver products or perform services. Negotiation of such terms could extend our sales cycle, and, under some circumstances, we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

In October 2009, the FASB issued two accounting standards which significantly amended previous guidance for the recognition of certain revenue arrangements that include software elements and multiple-deliverable revenue arrangements. Although we are still currently evaluating the impact of adopting these standards, we plan to early adopt the guidance in the fiscal year beginning February 1, 2010 and this adoption may have a material affect on our operating results.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. SEC rules require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the fiscal year ended January 31, 2010, we performed system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act and SEC rules. Our compliance with these rules will continue to require that we incur substantial expense and expend significant management time on compliance-related issues. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, a delay in compliance with these rules could subject us to a variety of administrative sanctions, including ineligibility for short form registration, action by the SEC, the suspension or delisting of our common stock from the NYSE and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

Risks Related to our Common Stock

The trading price of our common stock is likely to be volatile.

The trading price of our common stock will be susceptible to fluctuations in the market due to numerous factors, many of which may be beyond our control, including:

- changes in operating performance and stock market valuations of other technology companies generally or those that sell data warehouse solutions in particular;
- actual or anticipated fluctuations in our operating results;
- the financial guidance that we may provide to the public, any changes in such guidance, or our failure to meet such guidance;
- changes in financial estimates by securities analysts, our failure to meet such estimates, or failure of analysts to initiate or maintain coverage of our stock;
- the public's response to our press releases or other public announcements by us, including our filings with the SEC;
- announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;
- introduction of technologies or product enhancements that reduce the need for our products;
- the loss of key personnel;
- the development and sustainability of an active trading market for our common stock;
- lawsuits threatened or filed against us;
- future sales of our common stock by our officers or directors; and
- other events or factors affecting the economy generally, including those resulting from political unrest, war, incidents of terrorism or responses to such events.

The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management's attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on any research reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish unfavorable reports about our business, our stock price would likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Provisions in our certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, may negatively impact the trading price of our common stock.

Provisions of our certificate of incorporation and our by-laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- provide that directors may only be removed "for cause;"
- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our by-laws; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us during a specified period unless certain approvals are obtained.

Insiders own a significant portion of our outstanding common stock and will therefore have substantial control over us and will be able to influence corporate matters.

Our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 20% of our outstanding common stock. As a result, our executive officers, directors and their affiliates are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing another party from acquiring control over us.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Marlborough, Massachusetts. We currently occupy approximately 68,000 square feet of office space in the Marlborough facility under the terms of an operating lease expiring in August 2015. We also have leased sales or support offices in various locations throughout the United States, as well as in Canada, Europe, Australia, Japan, Korea and Poland. We believe that our current facilities will be adequate to meet our needs. We also believe that suitable additional or alternative facilities will be available as needed on commercially reasonable terms. For information concerning our obligations under all operating leases, see Note 15 in the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

ITEM 3. *LEGAL PROCEEDINGS*

On November 20, 2009, we filed a complaint against Intelligent Integration Systems, Inc., a former solutions provider to Netezza that we refer to as IISi, in Superior Court in Suffolk County, Massachusetts. The complaint alleges that IISi breached an agreement with us, as well as breach of implied covenant of good faith and fair dealing, intentional interference with contractual relations and beneficial business relations and violations of the Massachusetts fair business practices act. Our complaint against IISi seeks unspecified monetary damages, a declaration that our termination of our agreement with IISi was in accordance with the terms of that agreement and the return of our property and proprietary information from IISi, costs and attorneys fees. On January 22, 2010, IISi filed an answer and counterclaim in response to our complaint. In its counterclaim, IISi alleges that we breached our contract with IISi, breach of the covenant of good faith and fair dealing, misappropriation of trade secrets, unjust enrichment, business defamation, intentional interference with contractual relations and violations of the Massachusetts fair business practices act. In its counterclaim, IISi seeks unspecified monetary damages, an injunction requiring us to return its trade secrets and proprietary information, costs and attorneys fees. We believe that the allegations in our compliant against IISi are meritorious and we intend to vigorously prosecute our lawsuit against IISi. We also believe we have meritorious defenses to each of IISi's counterclaims in the lawsuit, and we are prepared to vigorously defend ourselves against those counterclaims.

ITEM 4. *(REMOVED AND RESERVED)*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information for Common Stock

Our common stock has been traded on the New York Stock Exchange, or NYSE, under the symbol "NZ" since April 9, 2009. Prior to April 9, 2009, our common stock was traded on NYSE Arca under the symbol "NZ" since our initial public offering on July 19, 2007. Prior to our initial public offering, there was no public market for our common stock. The following table presents the high and low closing per share prices of Netezza common stock, as reported by the NYSE Arca with respect to the period from February 1, 2008 through April 8, 2009 and by the NYSE for the period from April 9, 2009 through January 31, 2010.

Fiscal Year 2009	High	Low
First fiscal quarter ended April 30, 2008	$10.60	$ 7.85
Second fiscal quarter ended July 31, 2008	$13.40	$10.09
Third fiscal quarter ended October 31, 2008	$14.03	$ 8.10
Fourth fiscal quarter ended January 31, 2009	$ 9.25	$ 5.12
Fiscal Year 2010		
First fiscal quarter ended April 30, 2009	$ 8.13	$ 4.82
Second fiscal quarter ended July 31, 2009	$ 9.21	$ 6.63
Third fiscal quarter ended October 31, 2009	$11.69	$ 8.84
Fourth fiscal quarter ended January 31, 2010	$11.14	$ 9.09

The last reported sale price for our common stock on NYSE was $12.79 per share on March 31, 2010.

Stockholders

As of March 31, 2010, there were 169 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, recent and expected operating results, and current and anticipated cash needs.

Comparative Stock Performance Graph

The following graph compares the relative performance of our common stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's Information Technology Index. This graph covers the period from July 19, 2007 (date of our initial public offering) through January 31, 2010.

COMPARISON OF CUMULATIVE TOTAL RETURN



DOLLARS
180
160
140
120
100
80
60
40
20
0
Netezza Corporation
S&P 500 Index
S&P Information Technology Index
7/19/07
1/31/08
1/31/09
1/31/10

ANNUAL RETURN PERCENTAGE
Years Ending

Company / Index	1/31/08	1/31/09	1/31/10
Netezza Corporation	(43.30)	(38.44)	49.75
S&P 500 Index	(10.34)	(38.63)	33.14
S&P Information Technology Index	(12.26)	(37.00)	52.75

INDEXED RETURNS
Years Ending

Company / Index	Base Period 7/19/07	1/31/08	1/31/09	1/31/10
Netezza Corporation	100	56.70	34.91	52.27
S&P 500 Index	100	89.66	55.02	73.26
S&P Information Technology Index	100	87.74	55.27	84.43

Recent Sales of Unregistered Securities

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected financial data set forth below should be read in conjunction with the audited consolidated financial statements and related notes thereto included in Part II, Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this Annual Report on Form 10-K.

	Fiscal Year Ended January 31,				
	2010(1)(2)	2009(1)	2008	2007	2006
	(In thousands, except per share amounts)				
Summary of Operations:					
Revenue	$190,635	$187,769	$126,686	$ 79,621	$ 53,851
Operating income (loss)	3,650	12,589	403	(8,251)	(14,034)
Income (loss) before cummulative effect of change in accounting principle and accretion to preferred stock	4,190	31,519	1,994	(7,975)	(13,807)
Accretion to preferred stock	—	—	(2,853)	(5,931)	(5,797)
Net income (loss) attributable to common shareholders	4,190	31,519	(859)	(13,906)	(19,822)
Net income (loss) per share attributable to common stockholders — basic	$ 0.07	$ 0.53	$ (0.03)	$ (1.90)	$ (2.99)
Net income (loss) per share attributable to common stockholders — diluted	$ 0.07	$ 0.50	$ (0.03)	$ (1.90)	$ (2.99)
Weighted average common shares outstanding — basic	60,447	58,967	33,989	7,319	6,635
Weighted average common shares outstanding — diluted	63,062	62,791	33,989	7,319	6,635

(1) On May 9, 2008, Netezza completed the acquisition of NuTech, whereby Netezza acquired NuTech for aggregate consideration of approximately $6.6 million. The financial data for the fiscal years ended January 31, 2009 and 2010 includes operating results for NuTech for the period following its acquisition, presented on a consolidated basis.

(2) On February 18, 2009, Netezza completed the acquisition of Tizor, whereby Netezza acquired Tizor for aggregate consideration of approximately $3.1 million. The financial data for the fiscal year ended January 31, 2010 includes operating results for Tizor for the period following its acquisition, presented on a consolidated basis.

	As of January 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Balance Sheet Data:					
Working capital	$131,090	$113,330	$ 92,501	$ 25,899	$ 20,329
Total assets	283,597	258,859	198,752	69,199	45,864
Long-term debt, less current portion	—	—	—	4,099	2,489
Convertible redeemable preferred stock	—	—	—	97,131	91,200
Total stockholders' equity (deficit)	197,593	176,622	136,475	(81,123)	(67,932)

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors," set forth in Part I, Item 1A of this Annual Report on Form 10-K. The forward-looking statements in this Annual Report on Form 10-K represent our views as of the date of this Annual Report on Form 10-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report on Form 10-K.

Overview

We were founded in August 2000 to develop data warehouse appliances that enable real-time business intelligence. Our appliances integrate database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. We also offer database activity-monitoring appliances that provide a solution for the monitoring and auditing of access to this critical stored data. The results of these queries and analyses on this critical data provide organizations with actionable information to improve their business operations. The amount of data that is being generated and stored by organizations is exploding. Organizations have seen significant growth in the users of business intelligence, an increasing number and sophistication of data queries, a need for real-time data availability, the need for advanced analytical techniques and the need for data auditing and monitoring capabilities. As the volume of data continues to grow, enterprises have recognized the value of analyzing such data to significantly improve their operations and competitive position. This increasing amount of data and the importance of data analysis have led to a heightened demand for data warehouses that provide the critical framework for data-driven enterprise decision-making and business intelligence, as well as solutions for security and monitoring of this stored data. Many traditional data warehouse systems were initially designed to aggregate and analyze smaller quantities of data, using general-purpose database, server and storage platforms manually integrated as a data warehouse system. Such patchwork architectures are often used by default to store and analyze data, despite the fact that they are not optimized to handle terabytes of constantly growing and changing data and as a result, are not as effective in handling the in-depth analyses that large businesses are now requiring of their data warehouse systems. The increasing number of users accessing the data warehouse and the sophistication of the queries employed by these users is making the strain of using these legacy systems even more challenging for many organizations.

Business intelligence solutions are still in their early stages of growth and their continued adoption and growth in the marketplace remain uncertain. Additionally, our appliance approach requires our customers to run their data warehouses in new and innovative ways and often requires our customers to replace their existing equipment and supplier relationships, which they may be unwilling to do, especially in light of the often critical nature of the components and systems involved and the significant capital and other resources they may have previously invested. Furthermore, purchases of our products involve material changes to established purchasing patterns and policies. Even if prospective customers recognize the need for our products, they may not select our appliance solution because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our appliance solutions. Therefore, our future success also depends on our ability to maintain our leadership position in the data warehouse market and to proactively address the needs of the market and our customers to further drive the adoption of business intelligence and to sustain our competitive advantage versus competing approaches to business intelligence and alternate product offerings.

There was a significant deterioration in economic conditions over the past two fiscal years in many of the countries and regions in which we do business. Although there has recently been improvement in these economic conditions, they have caused some of our current or prospective customers to reduce their information technology spending, causing them to modify, delay or cancel plans to purchase our products. In addition, some of our traditional competitors have introduced their own integrated data warehousing solutions which may cause our sales cycles to be delayed and may have an adverse impact on our business, operating results and financial condition.

We are headquartered in Marlborough, Massachusetts. Our personnel and operations are also located throughout the United States, as well as in the United Kingdom, Germany, Australia, Japan, Korea, Italy, Poland, France, Ireland, Singapore, India and Spain. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Revenue

We derive our revenue from sales of products and related services. We sell our data warehouse analytic and monitoring appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct sales force as well as indirectly via distribution partners. To date, we have derived the substantial majority of our revenue from customers located in the United States. For fiscal 2010, 2009 and 2008, U.S. customers accounted for approximately 80%, 74% and 80% of our revenue, respectively.

Product Revenue. The significant majority of our revenue is generated through the sale of our appliances, primarily to companies in the following vertical industries: telecommunications, digital media, retail, financial services, outsourced analytics, government and health and life sciences. Our future revenue growth will depend in significant part upon further sales of our appliances to our existing customer base. In addition, increasing our sales to new customers in existing vertical industries we currently serve and in other vertical industries that depend upon high-performance data analysis is an important element of our strategy. We consider the further development of our direct and indirect sales channels in domestic and international markets to be a key to our future revenue growth and the global acceptance of our products. Our future revenue growth will also depend on our ability to sustain the high levels of customer satisfaction generated by providing "high-touch," high-quality support. In addition, the market for our products is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Our future revenue growth is dependent on the successful development and introduction of new products and enhancements, including the market acceptance of our new generation TwinFin appliance. Such new introductions and enhancements could reduce demand for our existing products and cause customers to delay purchasing decisions until such new products and enhancements are introduced. To address these risks we will seek to expand our sales and marketing efforts, continue to pursue research and development as well as acquisition opportunities to expand and enhance our product offering.

Services Revenue. We sell product maintenance, installation, training and professional services to our customers. The percentage of our total revenue derived from services for fiscal 2010, 2009 and 2008 was 30%, 24% and 19%, respectively.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of amounts paid to our contract manufacturer, in connection with the procurement of hardware components and assembly of those components into our appliance systems. Neither we nor our contract manufacturer enter into long-term supply contracts for our hardware components, which can cause our cost of product revenue to fluctuate. These product costs are recorded when the related product revenue is recognized. Cost of revenue also includes shipping, warehousing and logistics expenses, warranty reserves and inventory write-downs to write down the carrying value of inventory to the lower of cost or market. Shipping, warehousing, logistics costs and inventory write-downs are recognized as incurred. Estimated warranty costs are recorded when the related product revenue is recognized.

Cost of services revenue consists primarily of salaries and employee benefits for our support staff and worldwide installation and technical account management teams and amounts paid to third parties to provide on-site hardware service.

Our gross profit has been and will continue to be affected by a variety of factors, including the relative mix of product versus services revenue; our mix of direct versus indirect sales (as sales through our indirect channels may have lower average selling prices and gross profit); and changes in the average selling prices of our products and services, which can be adversely affected by competitive pressures. Additional factors affecting gross profit include the timing of new product introductions, which may reduce demand for our existing product as customers await the arrival of new products and could also result in additional reserves against older product inventory; cost reductions through redesign of existing products; and the cost of our systems hardware. The data warehouse market is highly competitive and we expect this competition to intensify in the future, especially as we move into additional vertical industries. If our market share in such industries increases, we expect pricing pressure to increase, which will reduce product gross margins.

If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in our customer service and support infrastructure to support this growth. The rate at which we add new customers will affect the level of these upfront investments. The timing of these additional expenditures could materially affect our cost of revenue, both in absolute dollars and as a percentage of total revenue, in any particular period. This could cause downward pressure on gross margins.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. Our headcount increased to 425 employees at January 31, 2010 from 381 employees at January 31, 2009.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and employee benefits, sales commissions, marketing program expenses and shared overhead and fringe costs, which consist primarily of allocated facilities expenses and allocated corporate employee benefits. We plan to continue to invest in sales and marketing by increasing the number of our sales personnel worldwide, expanding our domestic and international sales and marketing activities, and further building brand awareness. Accordingly, we expect sales and marketing expenses to continue to increase in total dollars although we expect these expenses to be consistent as a percentage of total revenue. Generally, sales personnel are not immediately productive and thus sales and marketing expenses related to new sales hires are not immediately accompanied by higher revenue. Hiring additional sales personnel may reduce short-term operating margins until the sales personnel become productive and generate revenue. Accordingly, the timing of hiring sales personnel and the rate at which they become productive will affect our future performance.

Research and Development Expenses

Research and development expenses consist primarily of salaries and employee benefits, product prototype expenses, shared overhead and fringe costs, which consist primarily of allocated facilities expenses and allocated corporate employee benefits, and depreciation of equipment used in research and development activities. In addition to our U.S. development teams, we use an offshore development team employed by a contract engineering firm in Pune, India. Research and development expenses are recorded as incurred. We devote substantial resources to the development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining and increasing our competitive position. The timing of these additional investments could materially affect our research and development expenses, both in absolute dollars and as a percentage of total revenue, in any particular period.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee benefits, shared overhead and fringe costs, which consist primarily of allocated facilities expenses and allocated corporate employee benefits, fees for professional services such as legal, accounting and compliance, investor relation expenses and insurance premiums, including premiums related to director and officer insurance. We may add to the number of general and administrative employees to ensure we have appropriate infrastructure to support the growth of our organization and to support the demands of public company compliance. Accordingly, we expect general and administrative expenses to continue to increase in total dollars although we expect these expenses to be consistent as a percentage of total revenue.

Other

Interest Income and Interest Expense

Interest income and interest expense primarily consists of interest income on investments and cash balances and interest expense associated with other long-term liabilities. In addition, interest income includes realized gains and losses on marketable securities.

Other Income (Expense), Net

Other income (expense), net primarily consists of losses or gains on translation of non-U.S. dollar transactions into U.S. dollars, changes in the fair value of foreign currency forward contracts, changes in the fair value of the auction rate securities put right, unrealized losses or gains on trading securities, gains on bargain purchase resulting from acquisitions and losses or gains on disposal of fixed assets.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. We evaluate these estimates, judgments and assumptions on an ongoing basis. Although we believe that our estimates, judgments and assumptions are reasonable under the circumstances, actual results may differ from those estimates.

We believe that of our significant accounting policies, which are described in the notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, the following accounting policies involve the most judgment and complexity:

- revenue recognition;
- stock-based compensation;
- inventory valuation;
- accounting for income taxes
- valuation of investments; and
- valuation of goodwill and acquired intangible assets.

Accordingly, we believe the policies set forth above are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected.

Revenue Recognition

We derive our revenue from sales of products and related services and enter into multiple-element arrangements in the normal course of business with our customers and distribution partners. In all of our arrangements, we do not recognize any revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be probable. In making these judgments, we evaluate these criteria as follows:

- *Evidence of an arrangement.* We consider a non-cancelable agreement signed by the customer and us to be persuasive evidence of an arrangement.
- *Delivery has occurred.* We consider delivery to have occurred when product has been delivered to the customer and no post-delivery obligations exist other than ongoing support obligations. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

- *Fees are fixed or determinable.* We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue when the right to a refund or adjustment lapses. If offered payment terms exceed our normal terms, we recognize revenue as the amounts become due and payable or upon the receipt of cash.

- *Collection is deemed probable.* We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

We enter into multiple element arrangements in the normal course of business with our customers. Elements in such arrangements are recognized when delivered and the amount allocated to each element is based on vendor specific objective evidence of fair value, or VSOE. VSOE is determined based upon the amount charged when an element is sold separately. VSOE of the fair value of maintenance services may also be determined based on a substantive maintenance renewal clause, if any, within a customer contract. Our current pricing practices are influenced primarily by product type, purchase volume and maintenance term. We review services revenue sold separately and maintenance renewal rates on a periodic basis and update, when appropriate; our VSOE of fair value for such services to ensure that it reflects our recent pricing experience. When VSOE exists for undelivered elements but not for the delivered elements, we use the "residual method." Under the residual method, the fair values of the undelivered elements are initially deferred. The residual contract amount is then allocated to and recognized for the delivered elements. Thereafter, the amount deferred for the undelivered element is recognized when those elements are delivered. For arrangements in which VSOE does not exist for each undelivered element, revenue for the entire arrangement is deferred and not recognized until delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case the entire contract is recognized ratably over the maintenance period.

The determination of VSOE is highly judgmental and is a key factor in determining whether revenue may be recognized or must be deferred and the extent to which it may be recognized once the various elements of an arrangement are delivered. We assess VSOE based on previous sales of products and services, the type and size of customer and renewal rates in contracts. We monitor VSOE on an ongoing basis. A change in our assessment of or our inability to establish VSOE for products or services may result in significant variation in our revenues and operating results.

Our service revenue also consists of software customization and consulting service contracts. Services revenues are recognized either as services are performed and billed to customers for time and material arrangements or on the percentage-of-completion method for fixed fee contracts. Percentage-of-completion is measured by the percentage of software customization or consulting hours incurred to date to total estimated hours. This method is used because management has determined that past experience has shown expended hours to be the best measure of progress on these engagements. Revisions in total estimated hours are reflected in the accounting period in which the required revisions become known. Anticipated losses on contracts are charged to income in their entirety when such losses become evident.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. We have selected the Black-Scholes option pricing model to determine fair value of stock option awards. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected life of the stock awards and the volatility of the underlying common stock. Changes to the assumptions may have a significant impact on the fair value of stock options, which could have a material impact on our financial statements. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Should our actual forfeiture rates differ significantly from our estimates, our stock-based compensation expense and results of operations could be materially impacted. The calculation of compensation cost for options issued prior to our initial public offering in July 2007 required our Board of Directors, with input from management, to estimate the fair market value of our common stock on the date of grant of those options. These estimates of fair market value were determined based upon a number of objective and subjective factors and were, therefore, inherently subjective estimates.

For stock options and restricted stock granted to employees we recognize compensation cost on a straight-line basis over the awards' vesting periods for those awards that contain only a service-vesting feature. For awards with a performance condition vesting feature, of which there were none outstanding as of January 31, 2010, we recognize compensation cost based on the expected attainment of the performance condition of the award. Compensation cost is recognized on a straight-line basis over each expected vesting period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (i.e. a graded-vesting basis).

We account for stock-based compensation expense for non-employees using the fair value method which requires the award to be re-measured at each reporting date until the award is fully vested. We estimate the fair value using the Black-Scholes option pricing model, and record the fair value of non-employee stock options as an expense using the graded-vesting basis over the term of the option.

Inventory Valuation

Inventories primarily consist of finished systems and are stated at the lower of cost or market value. A large portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. We assess the valuation of all inventories, including raw materials and finished goods, on a periodic basis. We write down inventory to its estimated market value if less than its cost. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. During the fiscal years ended January 31, 2010, 2009 and 2008, we recorded charges of $6.2 million, $5.4 million and $1.8, respectively, to write inventory down to the lower of cost or market.

Accounting for Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions and we use estimates in determining our provisions for income taxes. We account for income taxes using the asset and liability method for accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

The income tax accounting process involves estimating our actual current tax liability, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that it is more likely than not that all or a portion of the deferred tax assets will not be realized, we must establish a valuation allowance as a charge to income tax expense.

As of January 31, 2010, we had a remaining valuation allowance of $0.9 million against net deferred tax assets in the United States of which $0.6 million was recorded against other comprehensive income, and a remaining valuation allowance of $0.8 million against net deferred tax assets in certain foreign jurisdictions. The valuation allowance recorded against net deferred tax assets in the United States consisted of capital losses that we had determined were not more likely than not to be realized. The valuation allowance recorded against net deferred tax assets of certain foreign jurisdictions consisted primarily of net operating loss carryforwards that will likely expire without being utilized

Income tax expense related to our international subsidiaries generally results from taxable income generated by the subsidiary pursuant to intercompany service agreements. We believe the compensation associated with these service agreements is reasonable in light of the level and nature of services performed by our subsidiaries. However, if a foreign tax jurisdiction or the Internal Revenue Service were to challenge these arrangements, we could be subject to additional income tax expense either in the United States or the foreign jurisdiction.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation in the amount of approximately $4.8 million as of January 31, 2010. Consistent with prior years, we use the "with and without" approach in determining the order in which our tax attributes are utilized for book purposes. The "with and without" approach results in the recognition of the windfall stock option tax benefit through additional paid-in capital only after all of our other tax attributes have been considered in the annual tax accrual computation.

On February 1, 2007, we adopted an accounting standard which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit, in our judgment, which is greater than 50% likely to be realized. We did not recognize any change in our reserves for uncertain tax positions as a result of the adoption of this standard. At the adoption date of February 1, 2007, we had $0.3 million of unrecognized tax benefits, the benefit of which, if recognized, would favorably affect the income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At January 31, 2010, we recorded an unrecognized tax benefit of $4.6 million of which $2.2 million would favorably affect the income tax rate in future periods. To date we have not accrued interest and penalties on uncertain tax positions.

During the three months ended January 31, 2010, we recorded adjustments to correct immaterial errors to the income tax provision for amounts that should have been recorded in our financial statements for the three months ended October 31, 2009. The adjustments were identified in connection with our year-end tax analysis and relate primarily to federal and state tax credits. Recording these out-of-period adjustments had the effect of decreasing the income tax provision by $0.3 million for the three months ended January 31, 2010. We have concluded that the error was not material to our previously issued financial statements for the three months ended October 31, 2009 and the correction of the error is not material to our financial statements for the three months ended January 31, 2010. These adjustments had no effect on our financial statements for the year ended January 31, 2010.

Valuation of Investments

We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We have certain financial assets and liabilities recorded at fair value (principally cash equivalents and short- and long-term marketable securities) that have been classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability.

Investments and marketable securities are considered to be impaired when a decline in fair value below cost basis is determined to be other-than-temporary. We periodically evaluate whether a decline in fair value below cost basis is other-than-temporary by considering available evidence regarding these investments including, among other factors, the duration of the period that, and extent to which, the fair value is less than cost basis; the financial health of and business outlook for the issuer, including industry and sector performance and operational and financing cash flow factors; overall market conditions and trends; and our intent and ability to retain our investment in the security for a period of time sufficient to allow for an anticipated recovery in market value. Once a decline in fair value is determined to be other-than-temporary, a write-down is recorded and a new cost basis in the security is established. Assessing the above factors involves inherent uncertainty. Write-downs, if recorded, could be materially different from the actual market performance of investments and marketable securities in our portfolio, if, among other things, relevant information related to our investments and marketable securities was not publicly available or other factors not considered by us would have been relevant to the determination of impairment.

Included in our long-term marketable securities at January 31, 2010 and 2009 were auction rate securities, or ARS, that are primarily AAA-rated bonds, most of which were collateralized by federally guaranteed student loans. ARS are long-term variable rate bonds tied to short-term interest rates that may reset through a "Dutch auction" process that is designed to occur every seven to 35 days. Historically, the carrying value (par value) of ARS approximated fair market value due to the resetting of variable interest rates. Beginning in mid-February 2008 and continuing throughout the period ended January 31, 2010, however, the auctions for ARS then held by us were unsuccessful. As a result, the interest rates on ARS reset to the maximum rate per the applicable investment offering statements. We will not be able to liquidate affected ARS until a future auction on these investments is successful, a buyer is found outside the auction process, the securities are called or refinanced by the issuer, or the securities mature. Due to the long-term nature of the underlying student loan bonds and the failure of the auction process to provide a current market, we classified these investments as long-term on our consolidated balance sheet as of January 31, 2010, except for ARS with respect to which we have entered into an agreement allowing us to sell such ARS beginning in June 2010 which have been classified as short-term.

In light of these liquidity issues, we performed a discounted cash flow analysis to determine the estimated fair value of these ARS investments. The discounted cash flow analysis we performed considered the timing of expected future successful auctions, the impact of extended periods of maximum interest rates, collateralization of underlying security investments and the creditworthiness of the issuer. The discounted cash flow analysis performed as of January 31, 2010 assumes a weighted average discount rate of between 1.1% and 2.1% and expected term of one to three years. The discount rate was determined using a proxy based upon the current market rates for similar debt offerings within the AAA-rated ARS market. The expected term was based on management's estimate of future liquidity. As a result, as of January 31, 2010, we have estimated an aggregate loss of $1.7 million, of which $1.6 million was related to the impairment of ARS deemed to be temporary and included in accumulated other comprehensive loss within stockholders' equity and of which $0.1 million was related to the impairment of ARS deemed other-than-temporary and included in other income (expense), net in the consolidated statement of operations.

If we had used a term of one year or five years and a discount rate of 1.1% and 3.2% respectively, the gross unrealized loss would have been $0.5 million or $5.7 million, respectively. If we had used a term of one to three years and a discount rate of 1.1% or 3.2%, the gross unrealized loss would have been $0.9 million or $3.1 million, respectively. If we had used a term of one to three years and illiquidity discounts of 1.0% or 2.0%, the gross unrealized loss would have been $1.1 million or $2.3 million, respectively. Based on our ability to access our cash and short-term investments and our expected cash flows, we do not anticipate the current lack of liquidity on these ARS to have a material impact on our financial conditions or results of operations during fiscal 2011.

Despite the failed auctions, we continue to receive cash flows in the form of specified interest payments from the issuers of ARS. In addition, except for ARS with respect to which we have entered into an agreement allowing us to sell such ARS beginning in June 2010, we have the intent and ability to hold our ARS until a recovery of the impairment because we believe we have sufficient cash and other marketable securities on-hand and from projected cash flows from operations such that we do not anticipate a need to sell our ARS prior to a recovery to par value. See "Liquidity and Capital Resources" below.

Valuation of Goodwill and Acquired Intangible Assets

Intangible assets are valued based on estimates of future cash flows and amortized over their estimated useful lives. We evaluate goodwill and intangible assets for impairment annually and when events occur or circumstances change that may reduce the value of the asset below its carrying amount using forecasts of discounted future cash flows. For purposes of assessing goodwill for potential impairment, we have determined that we have one reporting unit based on our organizational structure and reporting. Our annual goodwill impairment test did not result in an impairment in fiscal 2010 or 2009. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and intangible assets totaled $2.0 million and $4.1 million, respectively, at January 31, 2010. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in our analysis could materially affect projected cash flows and our evaluation of goodwill for impairment. Should the fair value of our goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

Results of Operations for the Years Ended January 31, 2010, 2009 and 2008

The following table sets forth our consolidated results of operations for the periods shown.

	Fiscal Year Ended January 31,			Percentage Change	
	2010	2009	2008	2010 vs 2009	2009 vs 2008
		(In thousands)			
Revenue					
Product	$134,340	$143,463	$102,994	(6.4)%	39.3%
Services	56,295	44,306	23,692	27.1%	87.0%
Total revenue	190,635	187,769	126,686	1.5%	48.2%
Cost of revenue					
Product	49,856	57,350	42,527	(13.1)%	34.9%
Services	14,692	12,211	7,716	20.3%	58.3%
Total cost of revenue	64,548	69,561	50,243	(7.2)%	38.4%
Gross margin	126,087	118,208	76,443	6.7%	54.6%
Operating expenses					
Sales and marketing	65,939	58,429	43,210	12.9%	35.2%
Research and development	41,110	32,557	23,880	26.3%	36.3%
General and administrative	15,388	14,633	8,950	5.2%	63.5%
Total operating expenses	122,437	105,619	76,040	15.9%	38.9%
Operating income	3,650	12,589	403	(71.0)%	(3023.8)%
Interest income	952	4,045	2,971	(76.5)%	36.1%
Interest expense	90	40	717	125.0%	(94.4)%
Other income (expense), net	366	(495)	298	(173.9)%	(266.1)%
Income before income taxes	4,878	16,099	2,955		
Income tax expense (benefit)	688	(15,420)	961		
Net income	$ 4,190	$ 31,519	$ 1,994		

Revenue

Total revenue was $190.6 million, $187.8 million and $126.7 million in fiscal 2010, 2009 and 2008, respectively, representing increases of 2% in fiscal 2010 and 48% in fiscal 2009.

Product revenue was $134.3 million, $143.5 million and $103.0 million in fiscal 2010, 2009 and 2008, respectively, representing a decrease of 6% in fiscal 2010 and an increase of 39% in fiscal 2009. The decrease in fiscal 2010 was primarily the result of decreased sales volume to new customers and reflected the overall macroeconomic conditions during the year. Product revenue related to existing customer sales increased $1.3 million in fiscal 2010 and $23.3 million in fiscal 2009. Product revenue related to new customer sales decreased $10.4 million in fiscal 2010 and increased $17.2 million in fiscal 2009. The number of new customers added was 77 in fiscal 2010, 88 in fiscal 2009 and 55 in fiscal 2008. Our total installed base of Netezza customers was 325 at January 31, 2010.

Geographically, 83% of our product revenue was in North America and 17% was international for fiscal 2010, as compared to 78% of product revenue occurring in North America and 22% international in fiscal 2009 and 83% occurring in North America and 17% international in fiscal 2008. The number of sales and marketing employees increased to 165 at January 31, 2010, from 149 at January 31, 2009 and 104 at January 31, 2008. Our enhanced visibility and reputation in our industry, as our base of referenceable customers has grown, was an important factor in generating additional sales.

Services revenue was $56.3 million, $44.3 million and $23.7 million in fiscal 2010, 2009 and 2008, respectively, representing increases of 27% in fiscal 2010 and 87% in fiscal 2009. In fiscal 2009, 17% of the increase in services revenue was attributable to $3.5 million of service revenue generated by NuTech. The remainder of these increases was the result of increased product sales, and accompanying sales of new maintenance and support contracts combined with the renewal of maintenance and support contracts by existing customers. All of our customers to date have purchased first-year annual maintenance and support services and substantially all of our customers renewed their maintenance and support agreements.

Gross Margin

Total gross margin was 66% in fiscal 2010, 63% in fiscal 2009 and 60% in fiscal 2008.

Product gross margin was 63% in fiscal 2010, 60% in fiscal 2009 and was 59% in fiscal 2008. This increase in fiscal 2010 and 2009 was due primarily to a reduction in the cost of our hardware components and increased efficiencies from relationships with our contract manufacturers.

Services gross margin was 74% in fiscal 2010, 72% in fiscal 2009 and 67% in fiscal 2008. These increased service gross margins were a result of increased productivity resulting from attainment of economies of scale, as our base of renewable maintenance and support contracts with existing customers continues to grow.

Sales and Marketing Expenses

As a percentage of revenue, sales and marketing expenses were 35%, 31% and 34% in fiscal 2010, 2009 and 2008, respectively. The increase in sales and marketing expenses as a percentage of revenue from fiscal 2009 to fiscal 2010 primarily reflects an investment in our direct sales force with the number of sales and marketing employees increasing to 165 at January 31, 2010 from 149 at January 31, 2009. The decrease in sales and marketing expenses as a percentage of revenue from fiscal 2008 to fiscal 2009 is the result of our significant revenue growth in fiscal 2009 and attainment of economies of scale.

Sales and marketing expenses increased $7.5 million, or 13%, to $65.9 million in fiscal 2010 from $58.4 million in fiscal 2009. Sales and marketing expenses increased $15.2 million, or 35%, to $58.4 million in fiscal 2009 from $43.2 million in fiscal 2008.

The increase in sales and marketing expenses of $7.5 million in fiscal 2010 was due primarily to increases of $3.2 million in salaries and employee benefits, $1.7 million in marketing programs primarily related to our new generation TwinFin appliance, $0.7 million in stock-based compensation expense, $0.6 million in shared overhead and fringe costs and $0.4 million in sales commissions.

The increase in sales and marketing expenses of $15.2 million in fiscal 2009 was due primarily to increases of $5.5 million in salaries and employee benefits, $2.1 million in sales commissions, $1.8 million in sales travel, $1.3 million in stock-based compensation expense, $1.1 million in partner referral fees and $1.1 million in sales office rent and office costs to support the continued geographic expansion of the sales force.

The number of sales and marketing employees increased to 165 at January 31, 2010 from 149 at January 31, 2009 and 104 at January 31, 2008, in order to expand our sales force to provide better geographic distribution and market penetration.

Research and Development Expenses

As a percentage of revenue, research and development expenses were 22%, 17% and 19% in fiscal 2010, 2009 and 2008, respectively. The increase in research and development expenses as a percentage of revenue in fiscal 2010 primarily reflects significant investments in product development associated with the development and release of our TwinFin appliance in the fiscal year. The decrease in research and development expenses as a percentage of revenue in fiscal 2009 is the result of our significant revenue growth in fiscal 2009 and attainment of economies of scale.

Research and development expenses increased $8.6 million, or 26%, to $41.1 million in fiscal 2010 from $32.6 million in fiscal 2009. Research and development expenses increased $8.7 million, or 36%, in fiscal 2009 from $23.9 million in fiscal 2008.

The increase in research and development expenses of $8.6 million in fiscal 2010 was due primarily to increases of $3.8 million in salaries and employee benefits due to additional headcount, $1.3 million in prototype expense primarily related to product development for our TwinFin appliance, $0.9 million in shared overhead and fringe costs, $0.7 million in depreciation and amortization expense and $0.7 million in stock-based compensation expense.

The increase in research and development expenses of $8.7 million in fiscal 2009 was due primarily to increases of $3.9 million in salaries, benefits and offshore consulting costs, $1.7 million in prototype expense and inventory expensed and $1.1 million in stock-based compensation expense.

The number of research and development employees increased to 165 at January 31, 2010 from 113 at January 31, 2009 and 101 at January 31, 2008, to help us broaden and improve the development of new technology and product enhancements. The offshore development team from our contract engineering firm increased to 68 people at January 31, 2010 from 64 people at January 31, 2009 and 62 people at January 31, 2008, in order to take advantage of the cost efficiencies associated with offshore research and development resources.

General and Administrative Expenses

As a percentage of revenue, general and administrative expenses were 8%, 8%, and 7% in fiscal 2010, 2009 and 2008, respectively. General and administrative expenses increased $0.8 million, or 5%, in fiscal 2010 to $15.4 million from $14.6 million in fiscal 2009. General and administrative expenses increased $5.7 million, or 63%, to $14.6 million in fiscal 2009 from $8.9 million in fiscal 2008.

The increase in general and administrative expenses of $0.8 million in fiscal 2010 over fiscal 2009 was due primarily to increases of $0.6 million in salaries and benefits, $0.8 million in tax consulting, legal, insurance and other consulting costs, $0.5 million in stock-based compensation expense and $0.2 million in depreciation and amortization expense, partially offset by a decrease of $1.6 million in shared overhead and fringe costs.

The increase in general and administrative expenses of $5.7 million in fiscal 2009 over fiscal 2008 was due primarily to increases of $2.4 million in salaries and benefits, $1.3 million in audit, tax, legal, insurance and consulting costs and $0.9 million in stock-based compensation expense.

The number of general and administrative employees was 31 at January 31, 2010, 40 at January 31, 2009, and 23 at January 31, 2008. These changes in headcount primarily resulted from 10 duplicative general and administrative roles from the NuTech acquisition in 2009, which were reduced in 2010. We may add to the number of general and administrative employees to ensure we have appropriate infrastructure to support the growth of our organization and to support the additional demands of public company compliance.

Interest Income (Expense), Net

We recorded $0.9 million of interest income, net in fiscal 2010 as compared to $4.0 million in fiscal 2009 and $2.3 million in fiscal 2008. Interest income, net for fiscal 2010 was comprised of interest income of $1.0 million and interest expense of $0.1 million. Interest income, net for fiscal 2009 was comprised of interest income of $3.7 million and $0.3 million of net realized gains on the sale of marketable securities. The components of interest income, net for fiscal 2008 were interest income of $2.7 million, net realized gains on the sale of marketable securities of $0.3 million and interest expense of $0.7 million.

Interest income, net decreased $3.1 million for fiscal 2010 from fiscal 2009, primarily due to lower rates of return as compared to fiscal 2009 and lower average cash and investment balances, due primarily to cash used in operating activities. Interest income increased $1.0 million for fiscal 2009 over fiscal 2008, primarily due to higher average cash and investment balances, partially offset by lower rates of return as compared to fiscal 2008. The increase in our average cash and investment balances was due primarily to cash generated from operations.

Other Income/(Expense), Net

We incurred other income, net of $0.4 million in fiscal 2010, other expense, net of $0.5 million in fiscal 2009, and other income, net of $0.3 million in fiscal 2008.

The components of other income, net for fiscal 2010 were $0.4 million related to a gain on bargain purchase resulting from an acquisition and $1.4 million of gains on trading securities. These amounts are partially offset by a $1.2 million loss on the change in fair value of our auction rate security put right and $0.3 million of transaction losses for activities in our foreign subsidiaries.

The components of other expense, net, for fiscal 2009 were $0.4 million of transaction losses for activities in our foreign subsidiaries, partially offset by a $0.1 million gain associated with changes in the fair value of foreign currency forward contracts and other income. During fiscal 2009, we recorded a net loss on investments of $0.3 million, which reflects a loss of $1.6 million due to other-than-temporary impairments on marketable securities and a gain of $1.3 million realized on a put right for the right to sell its auction rate securities received from one of our investment advisors in November 2008.

The components of other income, net, for fiscal 2008 were $0.7 million of gains on the translation of non-U.S. dollar transactions into U.S. dollars for activities in our foreign subsidiaries, partially offset by $0.3 million expense from the mark-to-market adjustments on preferred stock warrants and $0.1 million of early payoff fees charged to our debt payoff. As warrants for our preferred stock are no longer outstanding, there will be no mark-to-market adjustment expense going forward.

Provision for Income Taxes

We recorded an income tax provision of $0.7 million for fiscal 2010, as compared to an income tax benefit of $15.4 million for fiscal 2009, and an income tax provision of $1.0 million for fiscal 2008.

For the year ended January 31, 2010, our effective tax rate was a provision of 14.1% on pre-tax income of $4.9 million as compared to a benefit of 95.8% in 2009 and a provision of 32.5% in 2008, on pre-tax income of $16.1 million and $3.0 million respectively. Our effective tax rate in 2010 was lower than the statutory federal income tax rate of 35% due primarily to use of research and development tax credits to offset our U.S. taxable income. Our effective tax rates for the years ended January 31, 2009 and 2008 were lower than the federal income tax rate of 35%, due primarily to release of valuation allowances recorded against net deferred tax assets and use of NOLs and research and development tax credits to offset our U.S. taxable income offset by the impact of taxes owed in relation to the income generated by our foreign subsidiaries.

As of January 31, 2010, we had a remaining valuation allowance of $0.9 million against net deferred tax assets in the U.S. of which $0.6 million was recorded against other comprehensive income, and a remaining valuation allowance of $0.8 million against net deferred tax assets in certain foreign jurisdictions. The valuation allowance recorded against net deferred tax assets in the U.S. consisted of capital losses that we had determined were not more likely than not to be realized. The valuation allowance recorded against net deferred tax assets of certain foreign jurisdictions consisted primarily of net operating loss carryforwards that will likely expire without being utilized.

Non-GAAP Net Income and Non-GAAP Net Income per Share

Non-GAAP net income and non-GAAP net income per share are alternative views of our performance used by management that we are providing because management believes this information enhances investors' understanding of our results and is used by us in public communications. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain non-cash items that may not be indicative of our core business or future outlook. The presentation of these non-GAAP measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP.

The non-GAAP financial measures presented by us exclude non-cash employee stock-based compensation, amortization of acquired intangible assets, the net mark-to-market impact related to an unrealized gain on a put option received for ARS offset by the unrealized loss on the underlying ARS, an income tax benefit resulting from the release of a valuation allowance on deferred tax assets, a gain on bargain purchase, the related income tax effect of excluding these expenses and, where applicable, accretion of preferred stock dividends. Because of the varying valuation methodologies and assumptions that companies use, we believe that excluding non-cash employee stock-based compensation allows investors to analyze our business over multiple periods and provide more meaningful comparisons with other companies. Because the amount of amortization of acquired intangible assets varies in amount and frequency and is significantly affected by the timing and size of our acquisitions, we believe that excluding amortization of acquired intangible assets allows investors to analyze our business over multiple periods and provide more meaningful comparison with other companies. During the fourth fiscal quarter of 2009, a net mark-to-market charge related to an unrealized gain on a put option received in the quarter for ARS offset by the unrealized loss on the underlying ARS was recorded to other income (expense), net. This amount is excluded to aid in comparing current and future operating results with those of past periods. During the fourth fiscal quarter of 2009, an income tax benefit was realized upon the release of a valuation allowance on specific deferred tax assets that was no longer required. This income tax benefit is excluded from non-GAAP operating results to aid in comparing current and future operating results with those of past periods. The gain on bargain purchase, which was recorded in the three months ended July 31, 2009, resulted from the value of identifiable net assets acquired exceeding the value of the purchase price for our acquisition of Tizor Systems, Inc. Since we had no gain on bargain purchase in any prior periods and due to the non-recurring nature of this charge, we are presenting our operating results without this gain to allow for a more meaningful comparison of current periods to prior year periods. Upon the closing of our initial public offering, accretion of preferred dividends was no longer applicable due to the conversion of preferred stock to common stock, and we believe that excluding accretion of preferred dividends from non-GAAP results will aid in comparing current and future operating results with those of past periods.

A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows (in thousands except per share data):

	Fiscal Year Ended January 31,		
	2010	**2009**	**2008**
Net income (loss) attributable to common stockholders as reported under GAAP	$ 4,190	$ 31,519	$ (859)
Adjustments to GAAP net income (loss):			
Non-cash employee stock based compensation	9,814	7,773	4,271
Amortization of acquired intangible assets	1,038	465	—
Impairment loss on investment(1)	—	228	—
Tax benefit adjustments(2)	—	(19,950)	—
Gain on bargain purchase(3)	(365)	—	—
Accretion to preferred stock(4)	—	—	2,853
Income tax effect(5)	(2,872)	—	—
Non-GAAP net income attributable to common stockholders	$11,805	$ 20,035	$6,265
Earnings per share as reported under GAAP — diluted	$ 0.07	$ 0.50	$ (0.03)
Earnings per share impact of excluded items	0.12	(0.18)	0.21
Non-GAAP earnings per share — diluted	$ 0.19	$ 0.32	$ 0.18

(1) Represents net mark-to-market impact related to an unrealized gain on a put option received for ARS offset by the unrealized loss on the underlying ARS.

(2) Represents income tax benefit resulting from the release of the tax valuation allowance on deferred tax assets that was no longer deemed necessary and income tax effect of excluding stock-based compensation, and amortization of acquired intangible assets.

(3) Represents gain on bargain purchase resulting from the value of identifiable net assets acquired exceeding the value of the purchase price for our acquisition of Tizor Systems, Inc.

(4) Represents accretion of preferred stock dividends on our Series A through D convertible redeemable preferred stock prior to its conversion to common stock on July 24, 2007.

(5) Income tax effect of excluding stock-based compensation, amortization of acquired intangible assets and gain on bargain purchase. The method used to determine this adjustment was to calculate the fiscal year tax provision excluding these charges as compared to the fiscal year tax provision including these charges. For fiscal 2009, the total income tax effect is reported with the tax benefit adjustment (see footnote 2 above). For fiscal 2008, the full valuation allowance on deferred tax assets resulted in no income tax effect to present.

Liquidity and Capital Resources

As of January 31, 2010, our principal sources of liquidity were cash and cash equivalents of $40.6 million, short-term investments in U.S. treasury and government agency securities of $50.9 million and accounts receivable of $53.5 million.

Since our inception, we have funded our operations using a combination of issuances of convertible preferred stock, which provided us with aggregate net proceeds of $73.3 million, cash collections from customers and a term loan credit facility and a revolving credit facility with Silicon Valley Bank. In July 2007, we raised $113.0 million of proceeds, net of underwriting discounts and expenses, in our initial public offering. In the future, we anticipate that our primary sources of liquidity will be cash generated from our operating activities.

Our principal uses of cash historically have consisted of payroll and other operating expenses, repayments of borrowings, our acquisition of NuTech Solutions, Inc. in May 2008 and Tizor Systems, Inc. in February 2009, purchases of property and equipment primarily to support the development of new products, and purchases of inventory to support our sales and the volume of evaluation units located at customer locations that enable our customers and prospective customers to test our equipment prior to purchasing.

At January 31, 2010, we held ARS with a par value totaling $49.7 million. These ARS, most of which are AAA-rated bonds collateralized by federally guaranteed student loans, are long-term variable rate bonds tied to short-term interest rates that are reset through a "Dutch auction" process that typically occurs every 7 to 35 days. Historically, the carrying value (par value) of the ARS approximated fair market value due to the resetting of variable interest rates. Beginning in late February 2008, however, the auctions for ARS then held by us were unsuccessful. As a result, the interest rates on the investments reset to the maximum rate per the applicable investment offering statements. We will not be able to liquidate the affected ARS until a future auction on these investments is successful, a buyer is found outside the auction process, the securities are called or refinanced by the issuer, or the securities mature. In light of these liquidity issues, we performed a discounted cash flow analysis to determine the estimated fair value of these ARS investments. The discounted cash flow analysis we performed considered the timing of expected future successful auctions, the impact of extended periods of maximum interest rates, collateralization of underlying security investments and the creditworthiness of the issuer. The discounted cash flow analysis performed as of January 31, 2010 assumes a weighted average discount rate of between 1.1% and 2.1% and an expected term of one to three years. The discount rate was determined using a proxy based upon the current market rates for similar debt offerings within the AAA-rated ARS market. The expected term was based on management's estimate of future liquidity. As a result, as of January 31, 2010, we have estimated an aggregate loss of $1.7 million, of which $1.6 million was related to the impairment of ARS deemed to be temporary and included in accumulated other comprehensive loss within stockholders' equity and of which $0.1 million was related to the impairment of ARS deemed other-than-temporary and included in other income (expense), net in the consolidated statement of operations.

If we had used an expected term of one year or five years and a discount rate of 1.1% and 3.2% respectively, the gross unrealized loss would have been $0.5 million or $5.7 million, respectively. If we had used an expected term of one to three years and a discount rate of 1.1% or 3.2%, the gross unrealized loss would have been $0.9 million or $3.1 million, respectively. If we had used an expected term of one to three years and illiquidity discounts of 1.0% or 2.0%, the gross unrealized loss would have been $1.1 million or $2.3 million, respectively. Based on our ability to access our cash and short-term investments and our expected cash flows, we do not anticipate the current lack of liquidity on these ARS to have a material impact on our financial conditions or results of operations during fiscal 2011.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Fiscal Year Ended January 31,		
	2010	2009	2008
	(In thousands)		
Net cash provided by/(used in), operating activities	$ (8,271)	$41,450	$ 26,937
Net cash provided by/(used in), investing activities	(67,273)	20,084	(91,759)
Net cash provided by financing activities	4,091	4,620	106,884

Cash Provided by/ (Used In) Operating Activities

Net cash used in operating activities was $8.3 million in fiscal 2010 and primarily consisted of an increase in accounts receivable of $18.9 million primarily due to the timing of billing and collections of customer invoices, an increase in inventory of $11.0 million primarily due to increased production of TwinFin inventory and a benefit from deferred income taxes, net of $2.8 million, partially offset by net income of $4.2 million and an increase in accounts payable of $3.9 million. In addition, in fiscal 2010 we had stock-based compensation expense of $9.9 million and depreciation and amortization expense of $7.2 million, each of which is a non-cash expense.

Net cash provided by operating activities was $41.5 million in fiscal 2009 and primarily consisted of net income of $31.5 million, an increase in deferred revenue of $9.2 million, a decrease in inventory of $10.5 million, an increase in accrued expenses of $4.7 million and an increase in accounts payable of $3.0 million. In addition, in fiscal 2009 we had depreciation and amortization expense of $5.4 million, stock-based compensation expense of $7.8 million and an impairment of other long-term assets of $0.8 million. These sources of cash were partially offset by a benefit from deferred income taxes, net of $20.8 million as a result of the reduction of a valuation allowance and an increase in accounts receivable of $11.6 million primarily due to the timing of billing and collections of customer invoices.

Net cash provided by operating activities was $26.9 million in fiscal 2008 and primarily consisted of net income of $2.0 million, a decrease in accounts receivable of $12.2 million, due primarily to the receipt of customer payments during fiscal 2008, an increase in deferred revenue of $21.4 million, and an increase in accrued expenses of $2.0 million. In addition, in fiscal 2008 we had depreciation expense of $3.3 million, stock-based compensation expense of $4.3 million and a preferred stock warrant liability adjustment and non-cash interest expense of $0.4 million, each of which is a non-cash expense. These sources of cash were partially offset by a use of $8.8 million to fund our net increase in inventory primarily used to provide additional evaluation units to our increasing customer base and prospective customers, a decrease in accounts payable of $7.2 million, and an increase in other assets of $2.7 million.

Cash Provided by/ (Used in) Investing Activities

Net cash used in investing activities was $67.3 million in fiscal 2010, which primarily consisted of purchases of short-term and long-term U.S. treasury and government agency securities of $72.9 million, $3.3 million of capital expenditures related primarily to new product development and $2.0 million, net of cash acquired, used to acquire Tizor Systems, Inc. These uses of cash were partially offset by $11.5 million of sales and maturities of our investments.

Net cash provided by investing activities was $20.1 million in fiscal 2009, which primarily consisted of $43.9 million of sales and maturities of our investments. These proceeds were partially offset by $7.4 million used to purchase our investments, $6.2 million used to acquire NuTech, $5.8 million of capital expenditures and $4.4 million used to purchase other assets.

Net cash used in investing activities was $91.8 million in fiscal 2008, which primarily consisted of $134.4 million of net proceeds from our initial public offering used to purchase our short-term investments, and $1.1 million of capital expenditures. These uses of cash were partially offset by $43.8 million of sales and maturities of our short-term investments.

Cash Provided by Financing Activities

Net cash provided by financing activities was $4.1 million in fiscal 2010, which primarily consisted of proceeds received from the issuance of common stock upon the exercise of stock options of $2.3 million and $1.8 million in excess tax benefits from stock-based compensation, which lowered our income taxes payable.

Net cash provided by financing activities was $4.6 million in fiscal 2009, which primarily consisted of proceeds received from the issuance of common stock upon the exercise of stock options of $2.7 million and $1.9 million in excess tax benefits from stock-based compensation, which lowered our income taxes payable.

Net cash provided by financing activities was $106.9 million in fiscal 2008, which primarily consisted of $113.5 million of proceeds from issuance of common stock, which included proceeds from our initial public offering of $113.0 million, net of underwriting discounts and expenses, and $8.0 million of borrowings under our debt facilities, partially offset by repayment of $14.6 million under our debt facilities.

Contractual Obligations

The following is a summary of our contractual obligations as of January 31, 2010:

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years
			(In thousands)		
Operating lease obligations	$12,081	$ 3,069	$4,250	$3,785	$977
Purchase obligations(1)	21,701	21,701	—	—	—

(1) Purchase obligations primarily represent the value of purchase orders issued to our contract manufacturer for the procurement of assembled appliance systems for the next three months.

The table above does not reflect unrecognized tax benefits of $4.6 million, the timing of which is uncertain.

We believe that our cash and cash equivalents of $40.6 million and our short-term marketable securities of $64.0 million, both as of January 31, 2010, will be sufficient to fund our projected operating requirements for at least the next twelve months. Our future operating requirements will depend on many factors, including the rate of revenue growth and the expansion of our sales and marketing and product development activities. However, to the extent that our cash and cash equivalents and our cash flow from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or a secondary public offering.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that do not have to be reflected on our balance sheet.

Recent Accounting Pronouncements

In February 2009, we adopted the authoritative guidance for the fair value measurement of all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This adoption did not have a material impact on our consolidated financial statements.

In February 2009, we adopted an amendment to the accounting and disclosure requirements for unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid). Under this amendment, these awards are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data). The adoption did not have a material impact on our consolidated financial statements.

In February 2009, an amendment to the accounting and disclosure requirements for business combinations became effective for us. This amendment significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in process research and development and restructuring costs. In addition, under this statement, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. Our acquisition of Tizor Systems, Inc. in February 2009 (see Note 7) was accounted for under this amendment. This amendment may have a material impact on our consolidated financial statements if or when we enter into future business combinations.

In February 2009, a statement that changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity, became effective for us. This new consolidation method significantly changes the accounting for transactions with minority interest holders. As of January 31, 2010, we did not have any minority interests.

In June 2009, we adopted pronouncements that require disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of these pronouncements did not have a material impact on our consolidated financial statements.

In June 2009, a pronouncement that provides guidelines for making fair value measurements became effective for us. The pronouncement provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed, is applicable to all assets and liabilities (i.e., financial and nonfinancial) and will require enhanced disclosures. The pronouncement did not have a material impact on our consolidated financial statements.

In June 2009, amendments to the accounting and disclosure requirements for other-than-temporary impairment for debt and equity securities became effective for us. These amendments did not have a material impact on our consolidated financial statements.

In June 2009, the Financial Accounting Standards Board, or FASB, issued the FASB Accounting Standards Codification, or the Codification. The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on our financial position, results of operations or liquidity.

In October 2009, the FASB issued an accounting standard for multiple-deliverable revenue arrangements, which amends previously issued guidance to require an entity to use an estimated selling price when VSOE or acceptable third-party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. This standard also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. We plan to early adopt the guidance in the fiscal year beginning February 1, 2010. We are currently evaluating the impact of adopting the provisions of this standard on our financial statements and related disclosures.

In October 2009, the FASB issued an accounting standard for certain revenue arrangements that include software elements. This standard amends previously issued guidance to exclude tangible products containing software components and non-software components that function together to deliver the product's essential functionality. Entities that sell joint hardware and software products that meet this scope exception will be required to follow the guidance for multiple-deliverable revenue arrangements. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. We are currently evaluating the impact of adopting the provisions of this standard. We plan to early adopt the guidance in the fiscal year beginning February 1, 2010. We are currently evaluating the impact of adopting the provisions of this standard on our financial statements and related disclosures.

From time to time, new accounting pronouncements are issued by the FASB and subsequently adopted by us as of the specified effective date. Except for the accounting standards issued in October 2009 for which we are currently evaluating the impact and unless otherwise discussed above, we believe that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated results of operations and financial condition upon adoption.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Exchange Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the British pound, Australian dollar, the Euro, the Canadian dollar, the Polish zloty, the Korean won and the Japanese yen. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of January 31, 2010, we had $6.1 million of cash in foreign accounts. We enter into derivative transactions, specifically foreign currency forward contracts, to manage our exposure to fluctuations in foreign exchange rates that arise, primarily from our foreign currency-denominated receivables and payables. The contracts are in British pounds, Australian dollars, Japanese yen and euros, typically have maturities of one month and require an exchange of foreign currencies for U.S. dollars at maturity of the contracts at rates agreed to at inception of the contracts. We do not enter into or hold derivatives for trading or speculative purposes. Generally, we do not designate foreign currency forward contracts as hedges for accounting purposes, and changes in the fair value of these instruments are recognized immediately in current earnings. Because we enter into forward contracts only as an economic hedge, any gain or loss on the underlying foreign-denominated balance would be offset by the loss or gain on the forward contract. Gains and losses on forward contracts and foreign denominated receivables and payables are included in other income (expense), net.

At January 31, 2010, we had outstanding foreign currency forward contracts with an aggregate notional value of $18.1 million, denominated in euros, British pounds, Australian dollars and Japanese yen. The mark-to-market effect associated with these contracts was an immaterial net unrealized gain at January 31, 2010. Net realized gains and losses associated with exchange rate fluctuations on forward contracts and the underlying foreign currency exposure being hedged were immaterial for all periods presented.

Interest Rate Risk

We had an unrestricted cash and cash equivalents balance of $40.6 million at January 31, 2010, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income, and increases in interest rates may increase future interest expense.

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We place our investments with high quality issuers and, by policy, limit the amount of risk by investing primarily in money market funds, high-quality corporate obligations and certificates of deposit.

At January 31, 2010, we held ARS with a par value of $49.7 million that had experienced failed auctions, which has prevented us from liquidating those investments. As a result, we have classified these investments as long-term assets in our consolidated balance sheet as of January 31, 2010. On November 7, 2008, we accepted an offer from UBS AG, one of our brokers, which provided us with rights to sell UBS our ARS investments at par, which were purchased through UBS, at any time during a two-year period beginning June 30, 2010. As a result of accepting this offer, we have classified our ARS position with UBS, totaling a par value of $13.3 million at January 31, 2010, as short-term assets in our consolidated balance sheet. We have recorded a gross unrealized loss of $1.7 million related to impairment of our entire ARS position. See Note 4 to the accompanying financial statements for a description of how we value these ARS. Our valuation of the ARS is sensitive to market conditions and management's judgment and could change significantly based on the assumptions used. If we had used a term of one year or five years and a discount rate of 1.1% and 3.2% respectively, the gross unrealized loss would have been $0.5 million or $5.7 million, respectively. If we had used a term of one to three years and a discount rate of 1.1% or 3.2%, the gross unrealized loss would have been $0.9 million or $3.1 million, respectively. If we had used a term of one to three years and illiquidity discounts of 1.0% or 2.0%, the gross unrealized loss would have been $1.1 million or $2.3 million, respectively. Based on our ability to access our cash and short-term investments and our expected cash flows, we do not anticipate the current lack of liquidity on these ARS to have a material impact on our financial conditions or results of operations during fiscal 2011.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

NETEZZA CORPORATION

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Netezza Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Netezza Corporation and its subsidiaries at January 31, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2010 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 1, 2010

NETEZZA CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31, 2010	January 31, 2009
	(In thousands, except share and per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 40,638	$111,635
Short-term marketable securities	64,020	—
Accounts receivable	53,450	34,457
Inventory	28,708	18,409
Deferred tax assets, net	14,490	12,723
Restricted cash	60	379
Prepaid expenses and other current assets	4,675	3,160
Total current assets	206,041	180,763
Property and equipment, net	8,469	9,586
Deferred tax assets, net	12,048	9,415
Goodwill	2,000	2,000
Intangible assets, net	4,056	2,935
Long-term marketable securities	49,769	49,222
Restricted cash	639	739
Other long-term assets	575	4,199
Total assets	$283,597	$258,859
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 12,604	$ 8,424
Accrued expenses	5,906	6,301
Accrued compensation and benefits	6,776	6,352
Current portion of deferred revenue	49,665	46,356
Total current liabilities	74,951	67,433
Long-term deferrred revenue	8,727	11,979
Other long-term liabilities	2,326	2,825
Total long-term liabilities	11,053	14,804
Total liabilities	86,004	82,237
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized at January 31, 2010 and 2009; none outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized at January 31, 2010 and 2009, 61,021,370 and 59,760,440 shares issued at January 31, 2010 and 2009, respectively	61	60
Treasury stock, at cost; 139,062 shares at January 31, 2010 and 2009	(14)	(14)
Additional paid-in-capital	242,901	228,658
Accumulated other comprehensive loss	(1,924)	(4,461)
Accumulated deficit	(43,431)	(47,621)
Total stockholders' equity	197,593	176,622
Total liabilities and stockholders' equity	$283,597	$258,859

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended January 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Revenue			
Product	$134,340	$143,463	$102,994
Services	56,295	44,306	23,692
Total revenue	190,635	187,769	126,686
Cost of revenue			
Product	49,856	57,350	42,527
Services	14,692	12,211	7,716
Total cost of revenue	64,548	69,561	50,243
Gross margin	126,087	118,208	76,443
Operating expenses			
Sales and marketing	65,939	58,429	43,210
Research and development	41,110	32,557	23,880
General and administrative	15,388	14,633	8,950
Total operating expenses	122,437	105,619	76,040
Operating income	3,650	12,589	403
Interest income	952	4,045	2,971
Interest expense	90	40	717
Other income (expense), net	366	(495)	298
Income before income tax expense (benefit) and accretion to preferred stock	$ 4,878	$ 16,099	$ 2,955
Income tax expense (benefit)	688	(15,420)	961
Net income	$ 4,190	$ 31,519	$ 1,994
Accretion to preferred stock	—	—	(2,853)
Net income (loss) attributable to common stockholders	$ 4,190	$ 31,519	$ (859)
Net income (loss) per share attributable to common stockholders			
Basic	$ 0.07	$ 0.53	$ (0.03)
Diluted	$ 0.07	$ 0.50	$ (0.03)
Weighted average common shares outstanding — basic and diluted			
Basic	60,447	58,967	33,989
Diluted	63,062	62,791	33,989

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Cost				
	(In thousands, except share amounts)							
Balance at January 31, 2007	7,542,372	$ 8	139,062	$(14)	$ —	$ (284)	$(80,833)	$(81,123)
Issuance of common stock upon exercise of stock options	802,697	1	—	—	569	—	—	570
Vesting of restricted common stock	23,750	—	—	—	9	—	—	9
Issuance of common stock upon exercise of warrants	209,048	—	—	—	—	—	—	—
Stock options issued to consultants	—	—	—	—	46	—	—	46
Stock-based compensation	—	—	—	—	4,271	—	—	4,271
Accretion of preferred stock to redemption value	—	—	—	—	(2,552)	—	(301)	(2,853)
Conversion of preferred stock to common stock	38,802,036	39	—	—	100,473	—	—	100,512
Conversion of preferred stock warrants to common stock warrants	—	—	—	—	494	—	—	494
Proceeds of initial public offering, net of offering expenses	10,350,000	10	—	—	112,943	—	—	112,953
Other comprehensive income	—	—	—	—	—	(398)	—	(398)
Net income	—	—	—	—	—	—	1,994	1,994
Balance at January 31, 2008	57,729,903	58	139,062	(14)	216,253	(682)	(79,140)	136,475
Issuance of common stock upon exercise of stock options	2,002,829	2	—	—	2,699	—	—	2,701
Issuance of restricted common stock	27,708	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	7,773	—	—	7,773
Stock options issued to consultants	—	—	—	—	14	—	—	14
Excess tax benefit from stock-based compensation					1,919			1,919
Other comprehensive income	—	—	—	—	—	(3,779)	—	(3,779)
Net Income	—	—	—	—	—	—	31,519	31,519
Balance at January 31, 2009	59,760,440	60	139,062	(14)	228,658	(4,461)	(47,621)	176,622
Issuance of common stock upon exercise of stock options	1,173,122	1	—	—	2,290	—	—	2,291
Issuance of restricted common stock	87,808	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	9,814	—	—	9,814
Stock options issued to consultants	—	—	—	—	47	—	—	47
Excess tax benefit from stock-based compensation					2,092			2,092
Other comprehensive income	—	—	—	—	—	2,537	—	2,537
Net Income	—	—	—	—	—	—	4,190	4,190
Balance at January 31, 2010	61,021,370	$61	139,062	$(14)	$242,901	$(1,924)	$(43,431)	$197,593

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended January 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities			
Net income	$ 4,190	$ 31,519	$ 1,994
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Depreciation and amortization	7,248	5,388	3,300
Stock-based compensation expense	9,861	7,787	4,317
Excess tax benefit from stock-based compensation	360	—	—
Benefit from deferred income taxes, net	(2,832)	(20,786)	—
Gain on bargain purchase from acquisition of business	(365)	—	—
Change in carrying value of preferred stock warrant liability	—	—	257
Noncash interest expense related to issuance of warrants	—	—	183
Loss (gain) on trading securities	(1,387)	1,551	—
Loss (gain) on auction rate securities written put right	1,172	(1,324)	—
Impairment of other long-term assets	467	800	
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	(18,887)	(11,563)	12,152
Inventory	(10,989)	10,490	(8,763)
Other assets	(1,094)	680	(2,748)
Accounts payable	3,947	2,995	(7,154)
Accrued compensation and benefits	343	1,175	856
Accrued expenses	(149)	3,556	1,111
Deferred revenue	(156)	9,182	21,432
Net cash provided by (used in) operating activities	(8,271)	41,450	26,937
Cash flows from investing activities			
Purchase of investments	(72,898)	(7,377)	(134,449)
Sales and maturities of investments	11,525	43,854	43,832
Acquisition of business, net of cash acquired	(2,007)	(6,221)	—
Purchases of property and equipment	(3,348)	(5,751)	(1,142)
Change in other long-term assets	(1,000)	(3,682)	—
Decrease (increase) in restricted cash	455	(739)	—
Net cash provided by (used in) investing activities	(67,273)	20,084	(91,759)
Cash flows from financing activities			
Proceeds from note payable	—	—	8,000
Repayment of note payable	—	—	(14,639)
Proceeds from issuance of common stock, net	2,291	2,701	113,523
Excess tax benefit from stock-based compensation	1,800	1,919	—
Net cash provided by financing activities	4,091	4,620	106,884
Net increase (decrease) in cash and cash equivalents	(71,453)	66,154	42,062
Effect of exchange rate changes on cash and cash equivalents	456	(703)	(896)
Cash and cash equivalents, beginning of year	111,635	46,184	5,018
Cash and cash equivalents, end of year	$ 40,638	$111,635	$ 46,184
Supplemental disclosure of cash flow information			
Cash paid for interest	$ —	$ —	$ 588
Cash paid for taxes	$ 576	$ 1,771	$ 288

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

Netezza Corporation (the "Company") is a provider of data warehouse, analytic and monitoring appliances. The Company's TwinFin™ and Skimmer™ data warehouse products, which replace the Netezza Performance Server, or NPS family of data warehouses, integrate database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The Company also offers its Mantra® database activity-monitoring appliance that provides a solution for the monitoring and auditing of access to this critical stored data. The results of these queries and analyses, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. The Company's data warehouse appliances were designed specifically for analysis of terabytes or petabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems. The Company's data warehouse appliances perform faster, deeper and more iterative analyses on larger amounts of detailed data, giving customers greater insight into trends and anomalies in their businesses, thereby enabling them to make better strategic decisions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, the write down of inventory to net realizable value, stock-based compensation, income taxes, goodwill and acquired intangible assets. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents and restricted cash consist primarily of investments in money market funds, U.S. treasury and government agency securities and certificates of deposit of major financial institutions. Accordingly, investments are subject to minimal credit and market risk. At January 31, 2010 and January 31, 2009, cash equivalents were comprised of money market funds totaling $22.7 million and $97.4 million, respectively. Restricted cash consists of certificates of deposit required to be maintained by the Company under letters of credit to comply with the requirements of office space lease agreements. The letters of credit totaled $0.7 million and $1.1 million at January 31, 2010 and January 31, 2009, respectively.

Fair Value of Financial Measurements

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company has certain financial assets and liabilities recorded at fair value which consist primarily of cash equivalents, investments, and foreign currency forward contracts. See Note 4 for a further discussion on fair value of financial measurements of these assets and liabilities.

The carrying amounts reflected in the consolidated balance sheets for accounts receivable, other current assets, accounts payable, and accrued expenses and accrued compensation and benefits approximate fair values due to their short-term maturities.

Investments

The Company accounts for and classifies its investments as either "held-to-maturity," "available-for-sale," or "trading". The determination of the appropriate classification by the Company is based on a variety of factors, including management's intent at the time of purchase.

Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. At January 31, 2010, the Company had no investments which were classified as held-to-maturity.

Available-for-sale securities are those securities which the Company views as available for use in current operations. Available-for-sale investments are stated at fair value with their unrealized gains and losses included as a separate component of stockholders' equity entitled "Accumulated other comprehensive loss," until such gains and losses are realized. At January 31, 2010, the Company had $100.6 million of investments which were classified as available-for-sale.

Trading securities are those securities which are bought and held principally for the purpose of selling them in the near term. Accordingly, these securities are classified as short-term investments, even though the stated maturity date may be one year or more beyond the current balance sheet date. Trading securities are stated at fair value with their unrealized gains and losses included in current earnings. At January 31, 2010, the Company had $13.2 million of investments which were classified as trading.

On February 1, 2009, the Company adopted an accounting standard which permits companies to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). If the fair value option is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and may generally be made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. The Company chose not to elect the fair value option for its financial assets and liabilities existing on February 1, 2008, and did not elect the fair value option for any financial assets and liabilities transacted during the fiscal years ended January 31, 2010 and January 31, 2009, except for the put right related to the Company's auction rate securities (see Note 4).

Gross realized gains and losses are determined on the specific identification method and are included in interest income in the statement of operations. During the fiscal years ended January 31, 2010, 2009 and 2008, realized gains were $0.0 million, $0.3 million and $0.3 million, respectively. Interest income is accrued as earned.

Investment in Pi Solutions

In the second and third quarter of fiscal 2009, the Company invested $0.8 million in Pi Solutions, a third-party company that develops and markets analytics applications. This investment entitles the Company to a series of preferred stock of Pi Solutions, and is accounted for using the cost method.

The Company regularly monitored this investment to determine if facts and circumstances have changed in a manner that would require a change in accounting methodology. Additionally, the Company regularly evaluated whether or not this investment had been impaired by considering such factors as economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment. In connection with this evaluation, the Company determined that its investment was impaired and recorded an impairment charge of $0.8 million in the fourth quarter of fiscal 2009 to reduce the carrying value of the investment to $0 as of both January 31, 2010 and January 31, 2009. The impairment charge is included in sales and marketing and research and development in the Statement of Operations for the fiscal year ended January 31, 2009 in the amounts of $0.4 million and $0.4 million, respectively.

Derivatives

The Company applies accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in a hedging relationship or not, are required to be recorded on the balance sheet at fair value. Changes in the derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met, and the Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The effectiveness of the derivative as a hedging instrument is based on changes in its market value being highly correlated with changes in the market value of the underlying hedged item.

Derivatives are financial instruments whose values are derived from one or more underlying financial instruments, such as foreign currency. The Company enters into derivative transactions, specifically foreign currency forward contracts, to manage the Company's exposure to fluctuations in foreign exchange rates that arise, primarily from the Company's foreign currency-denominated receivables and payables. The contracts are in euros, British pounds, Australian dollars and Japanese yen, typically have maturities of one month and require an exchange of foreign currencies for U.S. dollars at maturity of the contracts at rates agreed to at inception of the contracts. The Company does not enter into or hold derivatives for trading or speculative purposes. Generally, the Company does not designate foreign currency forward contracts as hedges for accounting purposes, and changes in the fair value of these instruments are recognized immediately in current earnings. Because the Company enters into forward contracts only as an economic hedge, any gain or loss on the underlying foreign-denominated balance would be offset by the loss or gain on the forward contract. Gains and losses on forward contracts and foreign denominated receivables and payables are included in other income (expense), net.

At January 31, 2010, the Company had outstanding foreign currency forward contracts with an aggregate notional value of $18.1 million, denominated in euros, British pounds, Australian dollars and Japanese yen. The mark-to-market effect associated with these contracts was an immaterial net unrealized gain at January 31, 2010. Net realized gains and losses associated with exchange rate fluctuations on forward contracts and the underlying foreign currency exposure being hedged were immaterial for all periods presented.

Inventory

Inventories are stated at the lower of standard cost or market value. Cost is determined by average costing and market value represents the lower of replacement cost or estimated net realizable value. The Company regularly monitors inventory quantities on-hand and records write-downs for excess and obsolete inventories based on the Company's estimated demand for its products, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. If inventory is written down, a new cost basis will be established that cannot be increased in future periods.

Property and Equipment

Property and equipment are recorded at cost and consist primarily of engineering test equipment and computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Engineering test equipment	1 to 5 years
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or term of lease

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Goodwill and Acquired Intangible Assets

Intangible assets are valued based on estimates of future cash flows and amortized over their estimated useful lives. The Company evaluates goodwill and intangible assets for impairment annually and when events occur or circumstances change that may reduce the value of the asset below its carrying amount using forecasts of discounted future cash flows. For purposes of assessing goodwill for potential impairment, the Company has determined that it has one reporting unit based on the Company's organizational structure and reporting. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the Company's analysis could materially affect projected cash flows and our evaluation of goodwill for impairment. Should the fair value of our goodwill decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Revenue Recognition

The Company derives revenue from the sale of its products and related services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability of the related receivable is probable. This policy is applicable to all revenue transactions, including sales to resellers and end users. The following summarizes the major terms of the Company's contractual relationships with end users and resellers and the manner in which these transactions are accounted.

The Company's product offerings include the sale of hardware with its embedded propriety software. Revenue from these transactions is recognized upon shipment unless shipping terms or local laws do not allow the title and risk of loss to transfer at shipping point. In those cases, the Company defers revenue until title and risk of loss transfer to the customer. The Company does not customarily offer a right of return on its product sales and any acceptance criteria is normally based upon published specifications. In cases where a right of return is granted, the Company defers revenue until such rights expire. If acceptance criteria are not based on published specifications with which the Company can ensure compliance, the Company defers revenue until acceptance has been confirmed or the right of return expires. Customers may purchase a standard maintenance agreement which typically commences upon product delivery. The Company also provides a 90-day standard product warranty.

The Company's service revenue consists of installation, maintenance, training and professional services. Installation and professional services are not considered essential to the functionality of the Company's products as these services do not customize or alter the product capabilities and could be performed by customers or third party vendors. Installation and professional services revenue is recognized upon completion of installation or requested services. Maintenance revenue is recognized ratably over the contract period. Training revenue is recognized upon the completion of the training or expiration.

The Company's service revenue also consists of software customization and consulting service contracts. Services revenues are recognized either as services are performed and billed to customers for time and material arrangements or on the percentage-of-completion method for fixed fee contracts. Percentage-of-completion is measured by the percentage of software customization or consulting hours incurred to date to total estimated hours. This method is used because management has determined that past experience has shown expended hours to be the best measure of progress on these engagements. Revisions in total estimated hours are reflected in the accounting period in which the required revisions become known. Anticipated losses on contracts are charged to income in their entirety when such losses become evident.

The Company enters into multiple element arrangements in the normal course of business with its customers. Elements in such arrangements are recognized when delivered and the amount allocated to each element is based on vendor specific objective evidence of fair value ("VSOE"). VSOE is determined based upon the amount charged when an element is sold separately. VSOE of the fair value of maintenance services may also be determined based on a substantive maintenance renewal clause, if any, within a customer contract. The Company's current pricing practices are influenced primarily by product type, purchase volume and maintenance term. The Company reviews services revenue sold separately and maintenance renewal rates on a periodic basis and update, when appropriate; the Company's VSOE of fair value for such services to ensure that it reflects the Company's recent pricing experience. When VSOE exists for undelivered elements but not for the delivered elements, the Company uses the "residual method." Under the residual method, the fair values of the undelivered elements are initially deferred. The residual contract amount is then allocated to and recognized for the delivered elements. Thereafter, the amount deferred for the undelivered element is recognized when those elements are delivered. For arrangements in which VSOE does not exist for each undelivered element, revenue for the entire arrangement is deferred and not recognized until delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case the entire contract is recognized ratably over the maintenance period.

For sales through resellers and distributors, the Company delivers the product directly to the end user customer to which the product has been sold. Revenue recognition on reseller and distributor arrangements is accounted for as described above.

Shipping and Handling Costs

Shipping and handling costs are classified in cost of product revenue.

Research and Development

Costs incurred in research and development, which consist primarily of salaries and employee benefits, product prototype expenses, allocated facilities expenses and depreciation of equipment used in research and development activities of the Company's products, are expensed as incurred, except certain software development costs. Costs associated with the development of computer software are expensed as incurred prior to the establishment of technological feasibility. Costs incurred subsequent to the establishment of technological feasibility and prior to the date when the software is available-for-sale are capitalized. No software development costs have been capitalized to date since costs incurred between the establishment of technological feasibility and the software's available-for-sale date have been insignificant.

Foreign Currency Translation

The functional currency for the Company's foreign subsidiaries is the applicable local currency. For financial reporting purposes, assets and liabilities of subsidiaries outside the United States of America are translated into U.S. dollars using period-end exchange rates. Revenue and expense accounts are translated at the average rates in effect during the period. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income as a component of stockholders' equity. Transaction gains (losses) for the fiscal years ended January 31, 2010, 2009 and 2008 were $(0.3) million, $(0.4) million and $0.7 million, respectively and were recorded as other income (expense), net in the consolidated statements of operations.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At January 31, 2010, two customers accounted for 16% and 15% of accounts receivable, while three customers accounted for 15%, 11% and 10% of accounts receivable at January 31, 2009. No customers accounted for 10% or more of the Company's total revenue for the fiscal year ended January 31, 2010, one customer accounted for 16% of the Company's total revenue for the fiscal year ended January 31, 2009, and one customer accounted for 10% of the Company's total revenue for the fiscal year ended January 31, 2008.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The Company has selected the Black-Scholes option pricing model to determine fair value of stock option awards. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected life of the stock awards and the volatility of the underlying common stock. Changes to the assumptions may have a significant impact on the fair value of stock options, which could have a material impact on the Company's financial statements. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Should the Company's actual forfeiture rates differ significantly from the Company's estimates, the Company's stock-based compensation expense and results of operations could be materially impacted. The calculation of compensation cost for options issued prior to the Company's initial public offering in July 2007 required the Company's Board of Directors, with input from management, to estimate the fair market value of the Company's common stock on the date of grant of those options. These estimates of fair market value were determined based upon a number of objective and subjective factors and were, therefore, inherently subjective estimates.

For stock options and restricted stock granted to employees the Company recognizes compensation cost on a straight-line basis over the awards' vesting periods for those awards that contain only a service-vesting feature. For awards with a performance condition vesting feature, of which there are none outstanding as of January 31, 2010, the Company recognizes compensation cost on a graded-vesting basis over the awards' expected vesting periods.

The Company accounts for stock-based compensation expense for non-employees using the fair value method which requires the award to be re-measured at each reporting date until the award is fully vested. The Company estimates the fair value using the Black-Scholes option pricing model, and records the fair value of non-employee stock options as an expense using the graded-vesting basis over the term of the option.

The fair value of each option granted during the fiscal years ended January 31, 2010, 2009 and 2008 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended January 31,		
	2010	2009	2008
Dividend yield	None	None	None
Expected volatility	56.6%	47.5%	68.3%
Risk-free interest rate	2.1%	2.6%	4.4%
Expected life (in years)	5.0	5.0	6.2
Weighted-average fair value at grant date	$ 3.59	$ 4.41	$ 4.25

Beginning in the third quarter of fiscal year 2009, the expected volatility assumption used in the Black-Scholes option-pricing model was based on the historical trading activity of the Company's common stock and an analysis of peer group volatility. Prior to the third quarter of fiscal year 2009, the Company's expected volatility assumption was based on peer group volatility. The expected life assumption is based on the simplified method. The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend and has no current plans to pay cash dividends. Management has made an estimate of expected forfeitures of equity awards and is recognizing compensation costs only for those awards expected to vest.

The amounts included in the consolidated statements of operations for the fiscal years ended January 31, 2010, 2009 and 2008 relating to stock-based compensation are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2010	2009	2008
Cost of product	$ 49	$ 176	$ 94
Cost of services	393	227	116
Sales and marketing	3,268	2,535	1222
Research and development	2,793	2,067	1007
General and administrative	3,311	2,768	1832
	$9,814	$7,773	$4,271

Net Income (Loss) Per Share

The Company computes basic net income (loss) per share attributable to common stockholders by dividing its net income (loss) attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net income (loss) attributable to common stockholders is calculated using the two-class method; however, preferred stock dividends were not included in the Company's diluted net income (loss) per share for fiscal year 2008 calculation because to do so would be anti-dilutive.

The components of the net income (loss) per share attributable to common stockholders were as follows (in thousands except per share amounts):

	Fiscal Year Ended January 31,		
	2010	2009	2008
Net income (loss) attributable to common stockholders	$ 4,190	$31,519	$ (859)
Weighted average shares used to compute net income (loss) per share:			
Basic	60,447	58,967	33,989
Dilutive options to purchase common stock	2,615	3,824	—
Diluted	63,062	62,791	33,989
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.07	$ 0.53	$ (0.03)
Diluted	$ 0.07	$ 0.50	$ (0.03)

The following stock options and warrants to purchase common stock have been excluded from the computation of diluted net loss per share for the periods presented because including the stock options and warrants would be anti-dilutive.

	Fiscal Year Ended January 31,		
	2010	2009	2008
Warrants to purchase common stock	—	35	35
Options to purchase common stock	7,431	5,331	9,380

Advertising Expense

The Company expenses advertising costs as they are incurred. During the fiscal years ended January 31, 2010, 2009 and 2008, advertising expense totaled $0.4 million, $0.2 million and $0.3 million, respectively.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company's consolidated financial statements contain certain deferred tax assets related to temporary differences between financial and tax accounting. The Company is required to establish a valuation allowance if the likelihood of realization of the deferred tax assets is not more-likely-than-not, based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Comprehensive Income

Comprehensive income consists of net income, adjustments to stockholders' equity for foreign currency translation adjustments and net unrealized gains or losses from investments. For the purposes of comprehensive income disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to permanently reinvest undistributed earnings in its foreign subsidiaries. Accumulated other comprehensive loss consists of foreign exchange gains and losses and net unrealized gains or losses from investments.

The components of comprehensive income are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2010	2009	2008
Net income	$4,190	$31,519	$1,994
Other comprehensive income (loss):			
Foreign currency adjustment, net of tax of $0	168	(105)	(670)
Net unrealized gain (loss) from investments, net of tax of $0	2,369	(3,674)	272
Total comprehensive income	$6,727	$27,740	$1,596

Accumulated other comprehensive loss consists of the following (in thousands):

	As of January 31,	
	2010	2009
Foreign currency adjustment	$ (891)	$(1,059)
Net unrealized gain (loss) from investments	(1,033)	(3,402)
Total accumulated other comprehensive loss	$(1,924)	$(4,461)

Recent Accounting Pronouncements

In February 2009, the Company adopted the authoritative guidance for the fair value measurement of all non-financial assets and non-financial liabilities, which are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This adoption did not have a material impact on the Company's consolidated financial statements.

In February 2009, the Company adopted an amendment to the accounting and disclosure requirements for unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid). Under this amendment, these awards are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data). The adoption did not have a material impact on the Company's consolidated financial statements.

In February 2009, an amendment to the accounting and disclosure requirements for business combinations became effective for the Company. This amendment significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in process research and development and restructuring costs. In addition, under this statement, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. The Company's acquisition of Tizor Systems, Inc. in February 2009 (see Note 7) was accounted for under this amendment. This amendment may have a material impact on the Company's consolidated financial statements if or when the Company enters into future business combinations.

In February 2009, a statement that changes the accounting and reporting for minority interests, which are now recharacterized as noncontrolling interests and classified as a component of equity, became effective for the Company. This new consolidation method significantly changes the accounting for transactions with noncontrolling interest holders. As of January 31, 2010, the Company did not have any noncontrolling interests.

In June 2009, the Company adopted pronouncements that require disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of these pronouncements did not have a material impact on the Company's consolidated financial statements.

In June 2009, a pronouncement that provides guidelines for making fair value measurements became effective for the Company. The pronouncement provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed, is applicable to all assets and liabilities (i.e., financial and nonfinancial) and will require enhanced disclosures. The pronouncement did not have a material impact on the Company's consolidated financial statements.

In June 2009, amendments to the accounting and disclosure requirements for other-than-temporary impairment for debt and equity securities became effective for the Company. These amendments did not have a material impact on the Company's consolidated financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("Codification"). The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company's financial position, results of operations or liquidity.

In October 2009, the FASB issued an accounting standard for multiple-deliverable revenue arrangements, which amends previously issued guidance to require an entity to use an estimated selling price when VSOE or acceptable third-party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. This standard also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company plans to early adopt the guidance in the fiscal year beginning February 1, 2010. The Company is currently evaluating the impact of adopting the provisions of this standard on the financial statements and related disclosures.

In October 2009, the FASB issued an accounting standard for certain revenue arrangements that include software elements. This standard amends previously issued guidance to exclude tangible products containing software components and non-software components that function together to deliver the product's essential functionality. Entities that sell joint hardware and software products that meet this scope exception will be required to follow the guidance for multiple-deliverable revenue arrangements. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company plans to early adopt the guidance in the fiscal year beginning February 1, 2010. The Company is currently evaluating the impact of adopting the provisions of this standard on the financial statements and related disclosures.

From time to time, new accounting pronouncements are issued by the FASB and subsequently adopted by the Company as of the specified effective date. Except for the accounting standards issued in October 2009 for which the Company is currently evaluating the impact and unless otherwise discussed above, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated results of operations and financial condition upon adoption.

3. Initial Public Offering

On July 24, 2007, the Company closed its initial public offering of 10,350,000 shares of common stock at an offering price of $12.00 per share, raising proceeds of approximately $113.0 million, net of underwriting discounts and expenses.

At the close of the initial public offering, the Company's outstanding shares of convertible redeemable preferred stock were automatically converted into 38,802,036 shares of common stock and warrants to purchase convertible, redeemable preferred stock were converted into warrants to purchase 58,000 shares of common stock.

4. Fair Value Measurements

On February 1, 2008, the Company adopted a newly issued accounting standard for its financial assets and liabilities measured at fair value on a recurring basis. On February 1, 2009, the Company adopted the remaining provisions of the standard for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements for financial and non-financial assets and liabilities and any other assets and liabilities carried at fair value.

The accounting standard for fair value measurements provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table summarizes the composition of the Company's investments at January 31, 2010 and January 31, 2009 (in thousands):

					Classification on Balance Sheet	
January 31, 2010	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Aggregate Fair Value**	**Short Term Marketable Securities**	**Long Term Marketable Securities**
Available-for-sale U.S. treasury and government agency securities	$ 65,879	$—	$ —	$ 65,879	$50,860	$15,019
Available-for-sale auction rate securities	$ 36,325	$—	$(1,575)	$ 34,750	$ —	$34,750
Trading auction rate securities	$ 13,325	$—	$ (165)	$ 13,160	$13,160	$ —
	$115,529	$—	$(1,740)	$113,789	$64,020	$49,769

					Classification on Balance Sheet	
January 31, 2009	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Aggregate Fair Value**	**Short Term Marketable Securities**	**Long Term Marketable Securities**
Auction Rate Securities	$54,175	$—	$(4,953)	$49,222	$—	$49,222
	$54,175	$—	$(4,953)	$49,222	$—	$49,222

All gross unrealized losses in the table above are unrealized losses for greater than twelve months.

The following table details the fair value measurements within the fair value hierarchy of the Company's financial assets at January 31, 2010 (in thousands):

	Total Fair Value at January 31, 2010	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Financial Assets:				
Money market funds	$ 22,650	$22,650	$—	$ —
U.S. treasury and government agency securities	73,879	73,879	—	—
Certificates of deposit	699	699	—	—
Auction rate securities	47,910	—	—	47,910
Put right related to auction rate securities	151	—	—	151
Foreign currency forward contracts	11	—	11	—
	$145,300	$97,228	$11	$48,061

The following table reflects the activity for the Company's major classes of assets measured at fair value using Level 3 inputs (in thousands):

	Auction Rate Securities
Balance as of January 31, 2009	$49,222
Transfers in from Level 1	—
Unrealized gains included in accumulated other comprehensive loss	1,826
Unrealized gains included in other income (expense), net	1,387
Sales of securities	(4,525)
Balance as of January 31, 2009	$47,910

At January 31, 2010 ARS represented 33% of total financial assets measured at fair value.

At January 31, 2010, the Company grouped money market funds and certificates of deposit using a Level 1 valuation because market prices were readily available. At January 31, 2010, the foreign currency forward contract valuation inputs were based on quoted prices and quoted pricing intervals from public data and did not involve management judgment. Accordingly, these have been classified within Level 2 of the fair value hierarchy. At January 31, 2010, the fair value of the Company's assets grouped using a Level 3 valuation consisted of auction rate securities ("ARS"), most of which were AAA-rated bonds collateralized by federally guaranteed student loans. ARS are long-term variable rate bonds tied to short-term interest rates that are reset through a "Dutch auction" process that typically occurs every 7 to 35 days. Historically, the carrying value (par value) of the ARS approximated fair market value due to the resetting of variable interest rates.

Beginning in late February 2008, however, the auctions for ARS then held by the Company were unsuccessful. As a result, the interest rates on ARS reset to the maximum rate per the applicable investment offering statements. The Company will not be able to liquidate affected ARS until a future auction on these investments is successful, a buyer is found outside the auction process, the securities are called or refinanced by the issuer, or the securities mature. Due to the Company's inability to quickly liquidate these investments, the Company has reclassified those investments with failed auctions and which have not been subsequently liquidated as long-term assets in its consolidated balance sheet based on management's estimate of its inability to liquidate these investments within the next twelve months. Due to these liquidity issues, the Company performed a discounted cash flow analysis to determine the estimated fair value of these investments. The discounted cash flow analysis performed by the Company considered the timing of expected future successful auctions, the impact of extended periods of maximum interest rates, collateralization of underlying security investments and the creditworthiness of the issuer. The discounted cash flow analysis at January 31, 2010 included the following assumptions:

Expected Term	1-3 Years
Illiquidity Discount	1.5-1.8%
Discount Rate	1.1-2.1%

The discount rate was determined using a proxy based upon the current market rates for successful auctions within the AAA-rated ARS market. The expected term was based on management's estimate of future liquidity. The illiquidity discount was based on the levels of federal insurance ("FFELP") backing for each security, with a greater percentage of FFELP backing resulting in a lower illiquidity discount.

On November 7, 2008, the Company accepted an offer from UBS AG ("UBS"), one of the Company's brokers, which provided the Company with rights (the "Put Right") to sell UBS $15.8 million of its ARS investments at par, which were purchased through UBS, at any time during a two-year period beginning June 30, 2010. In addition, UBS agreed to provide a no net cost loan equal to 75% of the par value of the Company's ARS positions with UBS should the Company desire such a loan before June 30, 2010. The Company has classified its ARS positions with UBS, totaling $13.2 million at January 31, 2010, as short-term marketable securities in the Company's consolidated balance sheet. Before accepting the Put Right, the Company had the intent and ability to hold these securities until a successful auction or another liquidating event occurred and had previously recognized the unrealized loss as a temporary impairment and recorded the decline in value in "accumulated other comprehensive loss." As a result of accepting the Put Right, the Company has entered into a separate financial instrument that has been recorded as an asset that is initially measured at its fair value. The Company has elected to apply the fair value option for accounting for financial assets and liabilities to the Put Right and accordingly will record future changes in fair value of the Put Right through earnings. The Company also elected to reclassify the ARS investment subject to the Put Right from available-for-sale to trading securities and accordingly will record future changes in fair value through earnings. The Company recorded the fair value of the Put Right, $1.3 million, as an unrealized gain in "other income (expense), net" in the fiscal year ended January 31, 2009. The Company recorded the changes in the fair value of the Put Right during the fiscal year ended January 31, 2010 of approximately $(1.1) million as unrealized loss in the "other income (expense), net" section of its condensed consolidated statement of operations. The Put Right represents the right to sell the corresponding ARS back to UBS at par beginning June 30, 2010 and has therefore been classified as an other current asset in the Company's consolidated balance sheet. As part of assessing the fair value of the Put Right in future periods, the Company will continue to assess the economic ability of UBS to meet its obligation under the Put Right.

The Company considered the following factors in determining whether the impairment related to its available-for-sale securities was other-than-temporary or temporary: (i) the intent of the Company to sell the security; (ii) whether it is more likely than not that the Company will be required to sell the security before recovering its cost; and (iii) whether or not the Company is expected to recover the security's entire amortized cost basis. The Company specifically noted that it had a cash, cash equivalents and marketable securities balance of approximately $106.5 million in investments other than ARS, and that the Company expects to generate positive cash flow on an annual basis. Additionally, the Company believed that the present value of expected future cash flows consisting of interest payments and the return of principal was sufficient to recover the amortized cost basis of the securities and expected to collect these cash flows. Therefore, the Company does not believe that the decline in value of its available-for-sale securities was other than temporary, or that any portion of the temporary decline was the result of a credit loss. As a result, as of January 31, 2010, the Company recorded an unrealized loss of $1.6 million related to the temporary impairment of the available-for-sale securities, which was included in accumulated other comprehensive loss within stockholders' equity.

5. Inventory

Inventory consists of the following (in thousands):

	As of January 31,	
	2010	2009
Raw materials	$ 2,102	$ 770
Finished goods	26,606	17,639
	$28,708	$18,409

6. Property and Equipment

Property and equipment consists of the following (in thousands):

	As of January 31,	
	2010	2009
Engineering test equipment	$19,494	$17,015
Computer equipment and software	6,499	5,508
Furniture and fixtures	973	860
Leasehold improvements	753	754
	27,719	24,137
Less: accumulated depreciation	19,250	14,551
	$ 8,469	$ 9,586

Depreciation expense for the fiscal years ended January 31, 2010, 2009 and 2008, was $5.3 million, $4.5 million, and $3.3 million, respectively. During the fiscal year ended January 31, 2010, 2009 and 2008, the Company disposed of property and equipment with an original cost of $0.7 million, $0.4 million, and $0.0 million, respectively, resulting in a net gain on disposal of $0.0 million in each of the fiscal years. During the fiscal years ended January 31, 2010, 2009 and 2008, $0.7 million, $2.7 million and $3.4 million of inventory was reclassified to fixed assets representing a non cash increase in property and equipment respectively.

7. Acquisition

On February 18, 2009, the Company acquired by merger all of the outstanding capital stock of Tizor Systems, Inc. ("Tizor"), a privately held provider of advanced enterprise data auditing and protection solutions for data centers. The results of Tizor's operations have been included in the consolidated financial statements of the Company since that date.

The aggregate purchase price was approximately $3.1 million in cash. Acquisition-related costs of approximately $0.2 million were included in general and administrative expenses in the Company's statement of operations for the fiscal year ended January 31, 2010. The acquisition was accounted for using the acquisition method of accounting. The following table summarizes the allocation of the purchase price (in thousands):

Total purchase consideration:	
Cash paid	$3,138
Fair value of purchase consideration	$3,138
Allocation of the purchase consideration:	
Cash and cash equivalents	$1,131
Accounts receivable	23
Prepaid expenses and other assets	254
Property and equipment	141
Deferred tax assets, net	736
Identifiable intangible assets	2,160
Total assets acquired	4,445
Total liabilities assumed	942
Gain on bargain purchase	365
Total net assets acquired	$3,138

The purchase price allocation resulted in the recognition of a gain on bargain purchase of approximately $0.4 million in the fiscal year ended January 31, 2010, which is recorded as "other income (expense), net" in the condensed consolidated statements of operations. The gain on bargain purchase resulted from the value of the identifiable net assets acquired exceeding the value of the purchase consideration. The purchase price allocation did not result in the recognition of goodwill.

The following table reflects the fair value of the acquired identifiable intangible assets and related estimates of useful lives (in thousands):

	Fair Value	Useful Life (Years)
Developed technology	$1,560	5
In-process technology	350	5
Customer relationships	160	5
Trademark and tradename	90	5
Total	$2,160	

Acquired in-process technology was initially accounted for as an indefinite-lived intangible asset. The technology reached technical feasibility in the three months ended April 30, 2009 and is being amortized over its estimated useful life.

The following table presents the pro forma statements of operations obtained by combining the historical consolidated statements of operations of the Company and Tizor for the fiscal years ended January 31, 2010 and

2009, giving effect to the merger as if it occurred on February 1, 2009 and 2008, respectively (in thousands, except per share data):

	Fiscal Year Ended January 31,	
	2010	2009
Pro forma revenue	$190,690	$189,721
Pro forma operating income	$ 2,904	$ (6,461)
Pro forma net income	$ 3,443	$ 26,600
Pro forma basic net income per share	$ 0.06	$ 0.45
Pro forma diluted net income per share	$ 0.05	$ 0.42

The pro forma net income and net income per share for each period presented primarily includes adjustments for amortization of intangibles, interest income and interest expense. This pro forma information does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates, or which may be realized in the future.

8. Goodwill and Acquired Intangible Assets

Goodwill

The carrying amount of goodwill of the Company was $2.0 million as of both January 31, 2010 and January 31, 2009. The Company's goodwill resulted from the acquisition of NuTech Solutions, Inc. in May 2008. Goodwill is not amortized, but instead is reviewed for impairment at least annually in the fourth quarter or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Company considers its business to be one reporting unit for purposes of performing its goodwill impairment analysis. The Company's annual goodwill impairment test did not result in an impairment in fiscal 2009 or 2010.

There was no change in the carrying amount of goodwill for the fiscal year ended January 31, 2010.

Acquired Intangible Assets

The carrying amount of acquired intangible assets was $4.1 million as of January 31, 2010 and $2.9 million as of January 31, 2009. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives.

Acquired intangible assets consist of the following as of January 31, 2010 (in thousands):

	Cost	Accumulated Amortization	Net
Developed technology	$3,210	$ (677)	$2,533
Order backlog	300	(260)	40
Customer relationships	1,460	(405)	1,055
Trademark and tradename	590	(162)	428
	$5,560	$(1,504)	$4,056

Amortization of acquired intangible assets was approximately $1.0 million and $0.5 million for the fiscal years ended January 31, 2010 and 2009, respectively.

The following is the expected future amortization expense of the Company's acquired intangible assets as of January 31, 2010 for the respective fiscal years ending January 31 (in thousands):

2011	$ 958
2012	918
2013	920
2014	918
2015	294
Thereafter	48
Total	$4,056

The weighted average useful life of acquired intangible assets is six years.

9. Product License

On August 6, 2008, the Company entered into a purchase and distribution agreement with Intelligent Integration Systems, Inc. to acquire technology, including spatial analytic capabilities and an extended SQL toolkit. Under the terms of the agreement, the Company will pay up to $6.0 million in cash through August 6, 2011, with a required minimum payment of $3.0 million, in exchange for an exclusive license to distribute the technology with transfer of ownership to the Company upon completion of the cash payments. As of January 31, 2009, license costs of $2.3 million, net of amortization, were recorded as other long-term assets on the balance sheet. Amortization of the license costs was approximately $0.8 million and $0.5 million for the fiscal year ended January 31, 2010 and 2009, respectively.

As discussed in Note 15, this agreement was terminated in the fiscal year ended January 31, 2010. As a result of the termination, the Company recorded an impairment charge of $0.5 million in the fourth quarter to reduce the carrying value of the license to $0 as of January 31, 2010. The impairment charge is included in cost of product revenue in the Statement of Operations.

10. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of January 31,	
	2010	2009
Corporate taxes	$ 792	$ 117
Accrued warranty	36	747
Accrued license payable	—	973
Sales meetings and events	1,015	950
Legal/audit/compliance	893	682
Rent/phone/utilities	1,080	869
Partner fees	268	192
Travel and entertainment	298	447
Inventory items	—	238
Other	1,524	1,086
	$5,906	$6,301

11. Lines of Credit

In June 2005, the Company entered into a credit line agreement with an outside party. Under this agreement, the Company was able to borrow up to $8.0 million. The Company was required to make interest only payments on any amounts borrowed through June 2006 and was then required to make 36 equal consecutive monthly installments of principal and interest through June 2009. The Company had borrowed the full $8.0 million as of June 30, 2006. Interest rates were fixed for the term of the loan at the time of each advance and were 10%, 10.75%, 11.75% and 12%. The loan was secured by all assets of the Company, excluding intellectual property. All borrowings under this credit line were repaid in full in July 2007. In addition, in conjunction with the line of credit, the Company issued warrants to purchase 125,490 shares of Series D preferred stock at a price of $2.55 per share. These warrants were exercised in July 2007. As the credit line was no longer outstanding, the remaining debt discount and premium were recorded as interest expense during the three months ended July 31, 2007.

In January 2007, the Company entered into a revolving credit line agreement with an outside party. Under this agreement, the Company could borrow up to $15.0 million. Borrowings under the line were due and payable on the maturity date of January 31, 2008. The interest on this revolving credit line was a floating rate of 1% below the prime rate, payable monthly. The Company borrowed $4.0 million in April 2007 and $4.0 million in May 2007 under the revolving line of credit. The Company repaid the outstanding balance under the revolving line of credit of $8.0 million in July 2007. This agreement expired on January 31, 2008.

12. Warrants for Preferred Stock

In conjunction with obtaining and drawing down on lines of credit, the Company issued warrants to purchase 80,000 shares of Series A convertible preferred stock and 36,000 shares of Series B convertible redeemable preferred stock. Upon the closing of the initial public offering, these warrants converted into warrants to purchase 58,000 shares of common stock. In August 2005, in accordance with a new accounting pronouncement, the Company reclassified all of its freestanding preferred stock warrants as a liability and began adjusting the warrants to their respective fair values at each reporting period. In the fiscal year ended January 31, 2007, the Company recorded $0.1 million of expense to reflect the increase in fair value between February 1, 2006 and January 31, 2007. In the fiscal year ended January 31, 2008, the Company recorded $0.3 million of additional expense to reflect the increase in fair value between February 1, 2007 and the closing of the Company's initial public offering. Upon the closing of the initial public offering in July 2007, the preferred stock warrant liability was reclassified to additional paid-in capital and is no longer required to be adjusted at each reporting period.

In conjunction with obtaining and drawing down on a line of credit, the Company issued warrants to purchase 125,490 shares of Series D convertible preferred stock. These warrants were exercised in July 2007 prior to the closing date of the initial public offering.

As discussed above, the Company reclassified all of its freestanding preferred stock warrants as a liability and began adjusting the warrants to their respective fair values at each reporting period. Upon exercise of the warrants, the liability was adjusted to the intrinsic value plus cash consideration and reclassified as preferred stock in the mezzanine section of the balance sheet. The line of credit was closed, therefore, the remaining debt premium and debt discounts which were recorded at the issuance of the warrants were recorded as interest expense during the second quarter of fiscal 2008.

13. Stock Incentive Plans

The Company has two stock plans. The Company's 2007 Stock Incentive Plan ("2007 Plan"), was adopted by the board of directors on March 21, 2007 and approved by stockholders on April 27, 2007. The 2007 Plan permits the Company to make grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. These awards may be granted to the Company's employees, officers, directors, consultants, and advisors. Stock option vesting typically occurs over five years and is at the discretion of the Board of Directors. Options granted typically have a maximum term of seven years. Upon approval of the plan, the Company reserved 2,000,000 shares of its common stock for issuance under the 2007 Plan. On February 1, 2008, 2,015,679 shares were added to the shares issuable under the 2007 Plan. On February 1, 2009, an additional 2,086,748 shares were added to the shares issuable under the 2007 Plan. In June 2009, the stockholders approved an amendment to the 2007 Plan to increase the number of shares available for issuance by 4,000,000 shares, to 10,102,427 shares in the aggregate.

The Company's 2000 Stock Incentive Plan, as amended ("2000 Plan") provided for the grant of incentive stock options and nonqualified stock options, restricted stock, warrants and stock grants for the purchase of up to 15,721,458 shares of common stock, to employees, officers, directors and consultants of the Company. The 2000 Plan is administered by the Company's board of directors. In connection with the adoption of the 2007 Plan, the board of directors determined not to grant any further awards under the 2000 Plan subsequent to the closing of the Company's initial public offering.

Non-employee Awards

The Company issues equity instruments to non-employees, including warrants and options to purchase common stock. The Company is required to re-measure the awards at each reporting period until the vesting date. The Company records the value of the shares using the graded-vesting basis over the period of time services are provided. Stock based compensation expense for non-employees for the fiscal years ended January 31, 2010, 2009 and 2008 was approximately $47,000, $14,000 and $46,000, respectively.

At January 31, 2010, non-employees held nonstatutory options to purchase 22,500 shares of common stock, of which 15,625 were fully vested and exercisable.

Restricted Common Stock

The Company awards its non-employee directors shares of restricted common stock under the Company's 2007 Stock Incentive Plan. The vesting term of these awards is one year, assuming continued service. The vested shares under these awards cannot be sold until the director's separation from the Company, or upon an earlier acquisition of the Company. The Company amortizes the fair market value of the awards at the time of the grant to expense over the period of vesting. Recipients of restricted stock have the right to vote such shares and may also receive dividends. The fair value of restricted stock awards is determined based on the number of shares granted and the market value of the Company's common stock on the grant date, adjusted for any forfeiture factor.

The following table summarizes the Company's restricted stock activity during the fiscal year ended January 31, 2010:

	Shares	Par value	Weighted Average Grant Date Fair Value
Non-vested as of January 31, 2009	27,708	$0.001	$12.99
Granted	87,808	$0.001	$ 7.15
Vested	(57,708)	$0.001	$ 9.35
Cancelled	—	—	—
Non-vested as of January 31, 2010	57,808	$0.001	$ 7.76

Stock Options

The following table summarizes stock option activity for the fiscal year ended January 31, 2010:

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 31, 2009	116,471	10,474,631	$6.44		
Additional shares authorized	6,086,748				
Options granted	(2,989,950)	2,989,950	$7.16		
Restricted shares granted	(87,808)		$0.00		
Exercised	—	(1,173,122)	$1.95		
Forfeited, cancelled or expired(1)	296,775	(475,937)	$8.24		
Outstanding at January 31, 2010	3,422,236	11,815,522	$7.00	5.90 years	$32.7 million
Exercisable at January 31, 2010	—	4,822,328	$5.78	5.72 years	$19.1 million
Vested and expected to vest at January 31, 2010	—	11,495,046	$6.96	5.90 years	$32.2 million

(1) Options cancelled under the 2000 Plan after July 24, 2007 are not considered available for grant, as the Company is no longer granting options under this plan. For the fiscal year ended January 31, 2010, options for 179,162 shares granted under the 2000 Plan were cancelled.

The aggregate intrinsic value in the table above was calculated as the difference between the exercise price of the stock options and the fair value of the underlying common stock as of January 31, 2010, which was $9.09 per share. The aggregate intrinsic value of options exercised for the years ended January 31, 2010, 2009 and 2008 was $8.0 million, $19.2 million and $6.9 million, respectively.

The Company recognized excess tax benefits of $2.1 million for the fiscal year ended January 31, 2009 related to the exercise of stock options, which was recorded as an increase to additional paid-in-capital.

At January 31 2010, unrecognized compensation expense related to unvested stock options and unvested restricted shares was $28.9 million and $0.2 million, respectively, which is expected to be recognized over a weighted-average period of 3.05 and 0.4 years, respectively.

14. Income Taxes

Income before income tax expense consisted of the following (in thousands):

	For the Year Ended January 31,		
	2010	2009	2008
Domestic	$3,891	$15,747	$2,136
Foreign	987	352	819
	$4,878	$16,099	$2,955

The components of income taxes consist of the following (in thousands):

	As of January 31,		
	2010	2009	2008
Federal			
Current	$ 2,829	$ 3,505	$ 16
Deferred	(1,796)	(16,177)	—
State			
Current	220	1,008	39
Deferred	(900)	(4,406)	—
Foreign			
Current	471	853	906
Deferred	(136)	(203)	—
	$ 688	$(15,420)	$961

The components of net deferred tax assets were as follows at January 31, 2010 and 2009 (in thousands):

	As of January 31,	
	2010	2009
Net operating loss carryforwards	$ 6,380	$ 5,244
Deferred revenue	4,744	6,066
Research and development credit carryforwards	3,880	3,414
Inventory	3,992	2,362
Unrealized loss on marketable securities	898	1,311
Capitalized research and development expenses	1,956	2,392
Depreciation	1,205	523
Stock-based compensation	4,436	2,503
Accrued expenses and other	1,427	1,567
Net deferred tax assets	28,918	25,382
Deferred tax valuation allowance	(1,700)	(2,538)
Net deferred tax asset	27,218	22,844
Financial basis in excess of tax basis of intangibles	(680)	(706)
	$26,538	$22,138

Deferred tax assets and liabilities are recognized based on the expected future tax consequences, using current tax rates, of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of January 31, 2010, the Company had a remaining valuation allowance of $0.9 million against net deferred tax assets in the United States of which $0.6 million was recorded against other comprehensive income, and a remaining valuation allowance of $0.8 million against net deferred tax assets in certain foreign jurisdictions. The valuation allowance recorded against net deferred tax assets in the United States consisted of capital losses that the Company had determined were not more likely than not to be realized. The valuation allowance recorded against net deferred tax assets of certain foreign jurisdictions consisted primarily of net operating loss carryforwards that will likely expire without being utilized.

At January 31, 2010, the Company had available net operating loss carryforwards for federal tax purposes of approximately $11.5 million, of which approximately $3.0 million was related to excess tax benefits from stock-based payments which are not reflected as deferred tax assets, the benefits of which will be credited to additional paid-in capital when the deductions reduce current taxes payable. These federal net operating loss carryforwards may be utilized to offset future taxable income and expire at various dates through fiscal year 2028. The Company also had available research and development credit carryforwards to offset future federal and state taxes of approximately $4.5 million and $4.2 million, respectively, which may be used to offset future taxable income and expire at various dates through fiscal year 2025 for federal and state purposes. Included in the research and development credit carryforwards were approximately $2.8 million and $1.2 million of federal and state tax credits, respectively, generated from excess tax deductions related to stock-based payment awards which are not reflected as deferred tax assets, the tax benefits of which will be credited to additional paid-in capital when the credits reduce current taxes payable. Under the Internal Revenue Code of 1986, as amended, certain substantial changes in the Company's ownership may result in an annual limitation on the amount of net operating loss and tax credit carryforwards that may be utilized in future years.

A reconciliation of the Company's effective tax rate to the statutory federal rate is as follows:

	Year Ended January 31,		
	2010	2009	2008
U.S. Federal income tax statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal taxes	2.3	3.3	(5.0)
Tax rate differential for international jurisdictions	(0.6)	0.3	0.2
Federal and State tax credits	(45.1)	(6.6)	(10.7)
Permanent items	(1.8)	14.3	3.6
Stock-based Compensation	26.1	1.7	50.6
Change in valuation allowances	(1.8)	(143.8)	(41.2)
	14.1%	(95.8%)	32.5%

On February 1, 2007, the Company adopted the a new accounting standard that defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit, in the Company's judgment, which is greater than 50% likely to be realized. The Company did not recognize any change in its reserve for uncertain tax positions as a result of the adoption of this standard. At the adoption date of February 1, 2007, the Company had approximately $0.3 million of unrecognized tax benefits.

The following is a roll forward of the Company's gross liability for unrecognized income tax benefits for the fiscal years ended January 31, 2010, 2009 and 2008 (in thousands):

	As of January 31,		
	2010	2009	2008
Balance as of the beginning of the year	$3,869	$ 324	$250
Increases related to prior year tax positions	76	1,300	—
Increases related to current year tax positions	630	2,245	74
Balance as of the end of the year	$4,575	$3,869	$324

Included in the unrecognized tax benefit of $4.6 million is $2.2 million of tax benefits that, if recognized, would reduce the Company's annual effective tax rate. The Company estimates that its total unrecognized tax benefit will not change significantly within the next twelve months.

The Company's accounting policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company recognized interest and penalties of $0.1 million related to foreign income tax filings in the statement of operations for the fiscal year ended January 31, 2010, compared with $0.0 million in the fiscal years ended January 31, 2009 and 2008. The Company is not currently under federal, state or foreign income tax examination.

The major domestic tax jurisdictions that remain subject to examination are: U.S. Federal — fiscal years 2005-2009 and U.S. states — fiscal years 2005-2009. Within limited exceptions, the Company is no longer subject to state or local examinations for years prior to 2005, however, carryforward attributes that were generated prior to 2004 may still be adjusted upon examination by state or local tax authorities if they either have been or will be used in a future period. The major international tax jurisdictions that remain subject to examination are: UK — fiscal years 2005-2009, Japan — fiscal years 2006-2009 and Australia — fiscal years 2005-2009.

Through January 31, 2010, the Company has not provided deferred income taxes on the distributed earnings of its foreign subsidiaries because such earnings were intended to be permanently reinvested outside of the United States. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs. At January 31, 2010, the Company had $2.6 million of undistributed earnings in its foreign subsidiaries.

15. Commitments and Contingencies

Legal

On November 20, 2009, the Company filed a complaint against Intelligent Integration Systems, Inc., ("IISi"), a former solutions provider to Netezza, in Superior Court in Suffolk County, Massachusetts. The complaint alleges that IISi breached an agreement with the Company, as well as breach of implied covenant of good faith and fair dealing, intentional interference with contractual relations and beneficial business relations and violations of the Massachusetts fair business practices act. The Company's complaint against IISi seeks unspecified monetary damages, a declaration that the Company's termination of the agreement with IISi was in accordance with the terms of that agreement and the return of the Company's property and proprietary information from IISi, costs and attorneys fees. On January 22, 2010, IISi filed an answer and counterclaim in response to the Company's complaint. In its counterclaim, IISi alleges that the Company breached its contract with IISi, breach of the covenant of good faith and fair dealing, misappropriation of trade secrets, unjust enrichment, business defamation, intentional interference with contractual relations and violations of the Massachusetts fair business practices act. In its counterclaim, IISi seeks unspecified monetary damages, an injunction requiring the Company to return its trade secrets and proprietary information, costs and attorneys fees. The Company believes that the allegations in its complaint against IISi are meritorious and intends to vigorously prosecute its lawsuit against IISi. The Company also believes it has meritorious defenses to each of IISi's counterclaims in the lawsuit, and is prepared to vigorously defend itself against those counterclaims.

Lease Obligations

The Company leases its office space and certain equipment under noncancelable operating lease agreements. Total rent expense under the operating leases for the fiscal years ended January 31, 2010, 2009 and 2008 was $3.7 million, $3.3 million and $2.5 million, respectively.

On January 2, 2008, the Company entered into a lease as amended on July 8, 2008, to rent approximately 68,000 square feet of office space in Marlborough, Massachusetts to be used as the Company's primary business location. The lease term expires in August, 2015.

Total lease commitments for office space and equipment under noncancelable operating leases are as follows (in thousands):

Fiscal Year Ended January 31,	Operating Leases
2011	$ 3,069
2012	2,223
2013	2,027
2014	1,924
2015	1,861
Thereafter	977
Total minimum lease payments	$12,081

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company's products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. Based on historical information and information known as of January 31, 2010, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

Warranty

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The warranty accrual is based upon the Company's historical experience and expected future costs. The accrual includes amounts accrued for at the time of shipment, adjustments for changes in estimated costs of warranties on appliances shipped in the period and changes in estimated costs of warranties on appliances shipped in prior periods. While the Company continues its warranty service on most products, warranty service has generally been superseded by coverage provided under simultaneous maintenance and support service contracts. As maintenance and support service revenues are deferred and recorded ratably over the service period, any costs of product replacement are incurred and recorded in the same period, thereby reducing the need for a specific warranty reserve. The reserve is included as part of accrued expenses (Note 10) in the accompanying balance sheets.

Activity related to the warranty accrual was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2010	2009	2008
Balance at beginning of period	$ 747	$ 1,141	$ 1,093
Provision	612	2,035	2,071
Warranty usage*	(1,323)	(2,429)	(2,023)
Balance at end of period	$ 36	$ 747	$ 1,141

* Warranty usage includes expiration of product warranty.

16. Industry Segment, Geographic Information and Significant Customers

The Company is organized as, and operates in, one reportable segment: the development and sale of data warehouse appliances. The Company's chief operating decision-maker is its Chief Executive Officer. The

Company's Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the location of the end customer.

Revenue, classified by the major geographic areas in which the Company's customers are located, was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2010	2009	2008
United States	$153,345	$139,761	$101,138
International	37,290	48,008	25,548
Total	$190,635	$187,769	$126,686

The following table summarizes the Company's long-lived assets, consisting of the net book value of the Company's property and equipment, by geographic location (in thousands):

	As of January 31,	
	2010	2009
United States	$8,234	$9,369
International	235	217
Total	$8,469	$9,586

17. Quarterly Information (unaudited and in thousands, except per share data)

	Fiscal Quarter Ended			
	April 30, 2008	July 31, 2008	October 31, 2008	January 31, 2009
Revenue	$39,576	$47,035	$50,579	$50,579
Gross margin	24,878	30,142	31,247	31,941
Net income	2,132	3,141	3,464	22,782
Net income per share attributable to common stockholders-basic	$ 0.04	$ 0.05	$ 0.06	$ 0.38
Net income per share attributable to common stockholders-diluted	$ 0.03	$ 0.05	$ 0.05	$ 0.37

	Fiscal Quarter Ended			
	April 30, 2009	July 31, 2009	October 31, 2009	January 31, 2010
Revenue	$45,367	$43,934	$47,735	$53,599
Gross margin	29,548	29,391	31,861	35,287
Net income (loss)	(237)	730	850	2,847
Net income (loss) per share attributable to common stockholders-basic	$ (0.00)	$ 0.01	$ 0.01	$ 0.05
Net income (loss) per share attributable to common stockholders-diluted	$ (0.00)	$ 0.01	$ 0.01	$ 0.04

During the three months ended January 31, 2010, the Company recorded adjustments to correct immaterial errors to the income tax provision for amounts that should have been recorded in the financial statements for the three months ended October 31, 2009. The adjustments were identified in connection with the Company's year-end tax analysis and relate primarily to federal and state tax credits. Recording these out-of-period adjustments had the effect of decreasing the income tax provision by $0.3 million for the three months ended January 31, 2010. The Company has concluded that the error was not material to its previously issued financial statements for the three months ended October 31, 2009 and the correction of the error is not material to the financial statements for the three months ended January 31, 2010. These adjustments had no effect on the financial statements for the year ended January 31, 2010.

18. Reverse Stock Split

In March 2007, the Company's Board of Directors approved a one-for-two reverse stock split of the Company's common stock (the "Stock Split") which became effective upon the filing of the restated certificate of incorporation on June 25, 2007. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the Stock Split retroactively. Previously awarded options and warrants to purchase shares of the Company's common stock and the shares of common stock issuable upon the conversion of the convertible redeemable preferred stock have also been retroactively adjusted to reflect the Stock Split.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of January 31, 2010, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers, or persons performing similar functions, and effected by a company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of the company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on our assessment, our management has concluded that, as of January 31, 2010, our internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of January 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in our internal control over financial reporting occurred during the fiscal quarter ended January 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

Pursuant to Paragraph G(3) of the General Instructions to Form 10-K, information required by Part III (Items 10, 11, 12, 13 and 14) is being incorporated by reference herein from our proxy statement to be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended January 31, 2010 in connection with our 2010 Annual Meeting of Stockholders.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information required by this item relating to our directors and nominees is contained in our 2010 proxy statement under the caption "Board of Directors and Corporate Governance Information — Members of the Board of Directors" and is incorporated herein by reference. Information required by this item relating to our executive officers is contained in our 2010 proxy statement under the caption "Management" and is incorporated herein by reference. Information required by this item relating to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in our 2010 proxy statement under the caption "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and have posted it in the Investor Relations — Corporate Governance section of our website which is located at www.netezza.com. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or waivers from, our code of business conduct and ethics by posting such information on our website which is located at www.netezza.com within four business days of such waiver or amendment.

Information required by this item relating to the audit committee of our Board of Directors is contained in our 2010 proxy statement under the captions "Board of Directors and Corporate Governance Information — Board Committees — Audit Committee" and "Board of Directors and Corporate Governance Information — Board Determination of Director Independence" and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this item is contained in our 2010 proxy statement in the section "Executive and Director Compensation and Related Matters" and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this item is contained in our 2010 proxy statement in the section "General Information about the Annual Meeting — Beneficial Ownership of Voting Stock" and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information required by this item is contained in our 2010 proxy statement in the section "Board of Directors and Corporate Governance Information" under the captions "— Determination of Independence," "— Board Committees" and "— Related Person Transactions" and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information required by this item is contained in our 2010 proxy statement in the section "Ratification of Selection of Independent Registered Public Accounting Firm — Independent Registered Public Accounting Firm's Fees and Other Matters" and is incorporated herein by reference.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Index

1. Financial Statements: Our consolidated financial statements and the Report of Independent Registered Public Accounting Firm are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules: Schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

3. Exhibits: See Index to Exhibits below for a listing of all exhibits to this Annual Report on Form 10-K.

(b) Exhibits

		Incorporated by Reference to			
Exhibit No.	**Description**	**Form and SEC File No.**	**SEC Filing Date**	**Exhibit No.**	**Filed with this 10-K**
2.1	Agreement and Plan of Merger, dated as of February 18, 2009, by and among the Registrant, Netezza Holding Corp., Tizor Systems, Inc. and Longworth Venture Partners II-A, L.P., as Indemnification Representative	8-K (001-33445)	2-24-2009	2.1	
3.1	Second Amended and Restated Certificate of Incorporation	10-Q (001-33445)	9-14-2007	3.1	
3.2	Amended and Restated By-laws of the Registrant	S-1 (333-141522)	3-22-2007	3.3	
4.1	Specimen Stock Certificate Evidencing the Shares of Common Stock	S-1/A (333-141522)	6-28-2007	4.1	
10.1#	2000 Stock Incentive Plan, as amended	S-1 (333-141522)	3-22-2007	10.1	
10.2#	Form of Incentive Stock Option Agreement under 2000 Stock Incentive Plan	S-1 (333-141522)	3-22-2007	10.2	
10.3#	Form of Nonstatutory Stock Option Agreement under 2000 Stock Incentive Plan	S-1 (333-141522)	3-22-2007	10.3	
10.4#	Form of Restricted Stock Agreement under 2000 Stock Incentive Plan	S-1 (333-141522)	3-22-2007	10.4	
10.5#	2007 Stock Incentive Plan, as amended	DEF 14A, Appendix (001-33445)	4-23-2009		
10.6#	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan	S-1/A (333-141522)	5-4-2007	10.6	
10.7#	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan	S-1/A (333-141522)	5-4-2007	10.7	

Exhibit No.	Description	Incorporated by Reference to			Filed with this 10-K
		Form and SEC File No.	SEC Filing Date	Exhibit No.	
10.8#	Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under 2007 Stock Incentive Plan	S-1/A (333-141522)	5-4-2007	10.8	
10.9#	Form of Restricted Stock Agreement under 2007 Stock Incentive Plan				*
10.10#	Form of Restricted Stock Unit Agreement with Performance-Based Vesting under 2007 Stock Incentive Plan	8-K (001-33445)	3-8-2010	10.2	
10.11#	Form of Restricted Stock Unit Agreement with Time-Based Vesting under 2007 Stock Incentive Plan	8-K (001-3345)	3-8-2010	10.3	
10.12#	Fiscal 2010 Executive Officer Incentive Bonus Plan	8-K (001-33445)	3-13-2009	10.1	
10.13#	Fiscal 2011 Executive Officer Incentive Bonus Plan	8-K (001-33445)	3-8-2010	10.1	
10.14	Lease Agreement, dated January 2, 2008, by and between the Registrant and NE Williams II, LLC	10-K (001-33445)	4-18-2008	10.12	
10.15	First Amendment dated as of July 8, 2008, to the Lease, dated January 2, 2008, by and between the Company and NE Williams II, LLC	10-Q (001-33445)	9-9-2008	10.2	
10.16	Third Amended and Restated Investor Rights Agreement among the Registrant, the Founders and the Purchasers, dated as of December 22, 2004	S-1 (333-141522)	3-22-2007	10.11	
10.17	Amendment No. 1 to the Third Amended and Restated Investor Rights Agreement among the Registrant, the Founders and the Purchasers, dated as of June 14, 2005	S-1 (333-141522)	3-22-2007	10.12	
10.18	Amendment No. 2 to the Third Amended and Restated Investor Rights Agreement among the Registrant, the Founders and the Purchasers, dated as of April 30, 2007	10-K (001-33445)	3-26-2009	10.15	
10.19#	Letter Agreement between the Registrant and James Baum, dated June 1, 2006	S-1 (333-141522)	3-22-2007	10.13	
10.20#	Form of Amended and Restated Executive Retention Agreement for each of James Baum, Patrick J. Scannell, Jr., Raymond Tacoma and Patricia Cotter	10-K (001-33445)	3-26-2009	10.17	
10.21#	Amended and Restated Executive Retention Agreement between the Registrant and David Flaxman, dated as of November 24, 2009				*
10.22#	Second Amended and Restated Executive Retention Agreement by and between the Registrant and Jitendra S. Saxena, dated as of March 12, 2009	8-K (001-33445)	3-13-2009	10.2	

Exhibit No.	Description	Incorporated by Reference to			Filed with this 10-K
		Form and SEC File No.	SEC Filing Date	Exhibit No.	
10.23#	Form of Indemnification Agreement for each of Jitendra S. Saxena, James Baum, Patrick J. Scannell, Jr., Raymond Tacoma, Patricia Cotter, David Flaxman, Francis A. Dramis Jr., Robert J. Dunst, Jr., Paul J. Ferri, Peter Gyenes, Charles F. Kane, J. Chris Scalet and Edward J. Zander	S-1/A (333-141522)	6-28-2007	10.15	
10.24†	Contractor Agreement between Persistent Systems Pct. Ltd and the Registrant, dated as of February 1, 2001	S-1/A (333-141522)	7-3-2007	10.18	
10.25†	Manufacturing Services Agreement by and between the Registrant and Sanmina-SCI Corporation, dated as of June 17, 2004, as amended by Amendment No. 1 to the Manufacturing Services Agreement, dated as of May 11, 2005	S-1/A (333-141522)	5-15-2007	10.19	
21.1	Subsidiaries of the Registrant				*
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				*
31.1	Certification of Principal Executive Officer, Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
31.2	Certification of Principal Financial Officer, Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
32.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(b) and 15d-14(b), as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*

† Confidential treatment requested as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

Management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto pursuant to Item 15(a) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEZZA CORPORATION

By: /s/ James Baum

James Baum
President and Chief Executive Officer
Date: April 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ James Baum James Baum	President, Chief Executive Officer and Director (principal executive officer)	April 1, 2010
By: /s/ Patrick J. Scannell, Jr. Patrick J. Scannell, Jr.	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	April 1, 2010
By: /s/ Francis A. Dramis, Jr. Francis A. Dramis, Jr.	Director	April 1, 2010
By: /s/ Robert J. Dunst, Jr. Robert J. Dunst, Jr.	Director	April 1, 2010
By: /s/ Paul J. Ferri Paul J. Ferri	Director	April 1, 2010
By: /s/ Peter Gyenes Peter Gyenes	Director	April 1, 2010
By: /s/ Charles F. Kane Charles F. Kane	Director	April 1, 2010
By: /s/ Jitendra S. Saxena Jitendra S. Saxena	Director	April 1, 2010
By: /s/ J. Chris Scalet J. Chris Scalet	Director	April 1, 2010
By: /s/ Edward J. Zander Edward J. Zander	Director	April 1, 2010

NOTES

NETEZZA CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Jitendra S. Saxena
Chairman of the Board of Directors,
Netezza Corporation

James Baum
President and Chief Executive Officer,
Netezza Corporation

Francis A. Dramis, Jr.
Chief Executive Officer,
F. Dramis, LLC

Robert J. Dunst, Jr.
Executive Vice President and
Chief Information Officer,
Knowledge Learning Corporation

Paul J. Ferri
General Partner,
Matrix Partners

Peter Gyenes
Non-executive Chairman,
Sophos Plc

Charles F. Kane
President,
One Laptop per Child

J. Chris Scalet
Executive Vice President, Global Services, and
Chief Information Officer,
Merck & Co., Inc.

Edward J. Zander
Retired
Former Chairman and Chief Executive Officer,
Motorola, Inc.

EXECUTIVE OFFICERS

James Baum
President and Chief Executive Officer

Patrick J. Scannell, Jr.
Senior Vice President and Chief Financial Officer

Raymond B. Tacoma
Senior Vice President, Worldwide Sales

Patricia Cotter
Senior Vice President, Worldwide Operations

David Flaxman
Senior Vice President, Products and Technology

CORPORATE OFFICE

Netezza Corporation
26 Forest Street
Marlborough, Massachusetts 01752
Phone: 508.382.8200

TRANSFER AGENT

Computershare Trust Company N.A.
350 Indiana Street, Suite 750
Golden, Colorado 80401
Essential Registry: 303.262.0678

LEGAL COUNSEL

WilmerHale
60 State Street
Boston, Massachusetts 02109
Phone: 617.526.6000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110
Phone: 617.530.5000

COMMON STOCK INFORMATION

Our common stock is traded on NYSE under the symbol NZ.

INVESTOR INFORMATION

Copies of our financial reports, stock quotes, news releases and SEC filings, as well as information on our products, are available in the Investor Relations section of **www.netezza.com**.

In addition, copies of our SEC filings (without exhibits) may be obtained without charge by contacting:

Netezza Corporation
26 Forest Street
Marlborough, Massachusetts 01752
Attention: Investor Relations
508.382.8200
ir@netezza.com





Netezza Corporation
26 Forest Street
Marlborough, MA 01752

+1 508 382 8200 TEL
+1 508 382 8300 FAX

www.netezza.com

About Netezza Corporation:
Netezza (NYSE: NZ) is the global leader in data warehouse, analytic and monitoring appliances that dramatically simplify high-performance analytics across an extended enterprise. Netezza's technology enables organizations to process enormous amounts of captured data at exceptional speed, providing a significant competitive and operational advantage in today's data-intensive industries including digital media, energy, financial services, government, health and life sciences, retail and telecommunications. Netezza is headquartered in Marlborough, Massachusetts and has offices in North America, Europe and the Asia Pacific region. **For more information about Netezza, please visit www.netezza.com.**